ANNUAL REPORT 2008


09039027

ANN TAYLOR

STORES CORPORATION

ANNTAYLOR STORES CORPORATION
7 TIMES SQUARE, 5th FLOOR
NEW YORK, NY 10036

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on the cut-off date or the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to help the environment and reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy materials and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on the cut-off date or the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

ANNTL1 — KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. — DETACH AND RETURN THIS PORTION ONLY

ANNTAYLOR STORES CORPORATION

Vote on Directors

	For	Against	Abstain
1. To elect the following two Class III directors to the Board of Directors of the Company:			
1a) James J. Burke, Jr.; and	☐	☐	☐
1b) Kay Krill	☐	☐	☐

Vote on Proposals

	For	Against	Abstain
2. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the 2009 fiscal year; and	☐	☐	☐

3. Such other business as may properly come before the meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR ALL NOMINEES" IN PROPOSAL 1 AND "FOR" PROPOSAL 2.

Stockholders who hold our common stock at the close of business on **March 23, 2009** are entitled to notice of and to vote at the Annual Meeting.

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please indicate if you plan to attend this meeting. ☐ **Yes** ☐ **No**

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

The 2009 Annual Meeting of the Stockholders of AnnTaylor Stores Corporation (the "Company") will be held at 8:00 A.M., local time, on Thursday, May 13, 2009, at the Company's offices at 7 Times Square, 5th Floor, New York, New York 10036, for the purposes listed on the reverse side.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Annual Report, Form 10-K and Proxy Statement are available at www.proxyvote.com.

Admission Ticket

This ticket admits only the shareholder(s) listed on the reverse side and is not transferable. If you plan on attending the Annual Meeting in person, please bring, in addition to this Admission Ticket, a government issued picture identification.

ANNTL2

AnnTaylor Stores Corporation
7 Times Square, 5th Floor
New York, NY 10036

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
ANNUAL MEETING OF STOCKHOLDERS
May 13, 2009

The stockholder(s) hereby appoint(s) Barbara Eisenberg, Kay Krill and Michael Nicholson, or any of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of AnnTaylor Stores Corporation that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held at 8:00 A.M., Eastern Time on May 13, 2009 at the Company's offices, and at any adjournment or postponement thereof.

To the extent the undersigned holds shares of common stock of the Company through participation in the AnnTaylor Associate Discount Stock Purchase Plan and/or the AnnTaylor 401(k) Savings Plan, the undersigned is hereby providing instructions to the respective plan administrator on how to vote the shares which the undersigned is entitled to vote in connection with the Annual Meeting of Stockholders. If a signed proxy card is not returned and received by May 10, 2009, (i) in the case of shares held through the Associate Discount Stock Purchase Plan, the custodian shall not vote such shares, and (ii) in the case of Company shares held through the 401(k) Savings Plan, the trustee shall vote such shares in the same proportion as it voted shares for which it received instructions.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS GIVEN WHEN THE DULY EXECUTED PROXY IS RETURNED, SUCH SHARES WILL BE VOTED "FOR ALL NOMINEES" LISTED AND "FOR" THE OTHER PROPOSAL. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE

Address Changes/Comments: ______________________________

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

*** Exercise Your *Right* to Vote ***

IMPORTANT NOTICE Regarding the Availability of Proxy Materials

ANNTAYLOR STORES CORPORATION

ANNTAYLOR STORES CORPORATION
7 TIMES SQUARE, 5th FLOOR
NEW YORK NY 10036

R1ANT1

Meeting Information

Meeting Type: Annual
For holders as of: 03/23/09
Date: 05/13/09 **Time:** 8:00 A.M., ET
Location: AnnTaylor Stores Corporation
Corporate Headquarters
7 Times Square
5th Floor
New York, NY 10036

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

NOTICE AND PROXY STATEMENT   ANNUAL REPORT   FORM 10-K

How to View Online:

Have the 12-Digit Control Number available (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET*: www.proxyvote.com
2) *BY TELEPHONE*: 1-800-579-1639
3) *BY E-MAIL**: sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the 12-Digit Control Number (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. To facilitate timely delivery, please make the request as instructed above on or before 04/29/09.

— How To Vote —

Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com.* Have the 12-Digit Control Number available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

R1ANT2

Voting Items

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR ALL NOMINEES" IN PROPOSAL 1 AND "FOR" PROPOSAL 2.



1. To elect the following two Class III directors to the Board of Directors of the Company:

   1a) James J. Burke, Jr.; and

   1b) Kay Krill

2. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the 2009 fiscal year; and
3. Such other business as may properly come before the meeting.

R1ANT3



*** Exercise Your *Right* to Vote ***

IMPORTANT NOTICE Regarding the Availability of Proxy Materials

ANNTAYLOR STORES CORPORATION

ANNTAYLOR STORES CORPORATION
7 TIMES SQUARE, 5th FLOOR
NEW YORK, NY 10036

R1ANT1

Meeting Information

Meeting Type: Annual
For holders as of: 03/23/09
Date: 05/13/09 **Time:** 8:00 A.M., ET
Location: AnnTaylor Stores Corporation
Corporate Headquarters
7 Times Square
5th Floor
New York, NY 10036

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

NOTICE AND PROXY STATEMENT   ANNUAL REPORT   FORM 10-K

How to View Online:

Have the 12-Digit Control Number available (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET*: www.proxyvote.com
2) *BY TELEPHONE*: 1-800-579-1639
3) *BY E-MAIL**: sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the 12-Digit Control Number (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. To facilitate timely delivery, please make the request as instructed above on or before 04/29/09.

— How To Vote —

Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com.* Have the 12-Digit Control Number available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

R1ANT2

Voting Items

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR ALL NOMINEES" IN PROPOSAL 1 AND "FOR" PROPOSAL 2.

1. To elect the following two Class III directors to the Board of Directors of the Company:

   1a) James J. Burke, Jr.; and

   1b) Kay Krill

2. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the 2009 fiscal year; and
3. Such other business as may properly come before the meeting.

R1ANT3



ANN TAYLOR

STORES CORPORATION

7 TIMES SQUARE
NEW YORK, NEW YORK 10036

To Our Stockholders:

We are pleased to invite you to attend the Annual Meeting of the Stockholders of AnnTaylor Stores Corporation, which will be held Wednesday, May 13, 2009 at 8:00 A.M., local time, at our offices at 7 Times Square, 5th Floor, New York, New York 10036.

The following pages include a formal notice of the meeting and the proxy statement. The proxy statement describes various matters on the agenda for the meeting. Please read these materials so that you will know what we plan to do at the meeting. It is important that your shares be represented at the Annual Meeting, regardless of whether you plan to attend the meeting in person. Please vote your shares as soon as possible through any of the voting options available to you as described in this proxy statement.

On behalf of management and the Board of Directors, we thank you for your continued confidence in AnnTaylor Stores Corporation.

Sincerely,



Kay Krill
President and Chief Executive Officer

New York, New York
April 1, 2009

ANN TAYLOR
STORES CORPORATION

7 TIMES SQUARE
NEW YORK, NEW YORK 10036

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 13, 2009

To the Stockholders of AnnTaylor Stores Corporation:

The 2009 Annual Meeting of the Stockholders of AnnTaylor Stores Corporation (the "Company") will be held at 8:00 A.M., local time, on Wednesday, May 13, 2009, at the Company's offices at 7 Times Square, 5th Floor, New York, New York 10036, for the following purposes:

1. To elect to the Board of Directors of the Company the two Class III directors named in the attached proxy statement, each to serve for a term of three years;
2. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the 2009 fiscal year; and
3. Such other business as may properly come before the meeting.

Stockholders who hold our common stock at the close of business on March 23, 2009 are entitled to notice of and to vote at the Annual Meeting.

By Order of the Board of Directors,



Barbara K. Eisenberg
Secretary

New York, New York
April 1, 2009

Your vote is important. Whether or not you attend the meeting in person, please follow the instructions you received to vote your shares as soon as possible to ensure that your shares are represented at the meeting. If you wish to attend the Annual Meeting, please see the instructions on page 2 of this proxy statement.

Help us preserve and protect the environment by eliminating paper proxy mailings to your home or business: with your consent, we will provide all future proxy voting materials and annual reports to you electronically. Instructions for consenting to electronic delivery can be found on your proxy card. Your consent to receive stockholder materials electronically will remain in effect until cancelled.

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TABLE OF CONTENTS

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ANN TAYLOR
STORES CORPORATION

7 Times Square
New York, New York 10036

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 13, 2009

We are furnishing this proxy statement and the accompanying proxy to the stockholders of AnnTaylor Stores Corporation, a Delaware corporation (the "Company"), in connection with solicitation of proxies by the Board of Directors of the Company (the "Board") for use at the Annual Meeting of Stockholders of the Company and at any and all adjournments or postponements of such meeting. The Annual Meeting will be held at 8:00 A.M., local time, on Wednesday, May 13, 2009, at our offices located at 7 Times Square, 5th Floor, New York, New York 10036.

This proxy statement and the proxies solicited by this proxy statement will be made available to stockholders on or about April 1, 2009.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

What is the purpose of the meeting?

At the Annual Meeting, stockholders will act upon the matters outlined in the accompanying notice of meeting. In addition, the Company's management will report on the Company's performance during 2008 and respond to questions from stockholders.

What if I received in the mail a Notice Regarding the Availability of Proxy Materials?

In accordance with current rules adopted by the Securities and Exchange Commission ("SEC"), we are providing our stockholders with access to our proxy materials over the Internet. On or about April 1, 2009, we are mailing to you a Notice Regarding the Availability of Proxy Materials ("Notice"), which contains instructions on how to access our proxy materials over the Internet and vote online. If you received a Notice Regarding the Availability of Proxy Materials, you will not receive a printed copy of our proxy materials by mail unless you request one. You may request printed copies of our proxy materials for the Annual Meeting by following the instructions included in the Notice.

What is a proxy?

A proxy is a document, also referred to as a proxy card, on which you authorize someone else to vote for you at the upcoming Annual Meeting in the way that you want to vote. You may also choose to abstain from voting. The Board is soliciting your vote as indicated in the Notice you received.

Who is entitled to vote?

You can vote if you were a holder of our common stock at the close of business on March 23, 2009 (the "Record Date"). At the close of business on the Record Date, there were 58,426,203 shares of common stock outstanding. Each common share has one vote.

How do I vote?

If you hold your shares in your own name on the Record Date, you have three ways to vote and submit your proxy before the Annual Meeting:

- By Internet—We encourage you to vote and submit your proxy over the Internet at *www.proxyvote.com.*
- By telephone—You may vote and submit your proxy by calling 1 (800) 690-6903.
- By mail—If you received your proxy materials by mail, you may vote by completing, signing and returning the enclosed proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote over the Internet or by telephone depends on the voting procedures of the bank or broker. Please follow the directions provided to you by your bank or broker.

All shares that are represented by properly executed proxies and received in time for voting at the Annual Meeting (and that have not been revoked) will be voted as instructed on the proxy. If you do not indicate otherwise, the shares represented by your properly completed and executed proxy will be voted FOR the election of the Board nominees for Class III directors and in favor of Proposal 2 and such other business as may come before the meeting.

If you sign and submit the proxy card or vote through the Internet or by telephone, you may still attend the meeting in person. The meeting is being held at the Company's corporate headquarters located at 7 Times Square, 5th Floor, New York, New York 10036 at 8:00 A.M., local time, on Wednesday, May 13, 2009. **To attend the meeting, you will need to request a paper copy of the proxy materials, including a proxy card, through any of the means indicated in the Notice. You must bring the Admissions Ticket section of the proxy card, as well as a government-issued picture identification to enter the meeting.** You may obtain directions to attend the meeting and vote in person by contacting the Corporate Secretary at corporate_secretary@anntaylor.com or (212) 536-4229. In addition, if due to a disability, you need an accommodation to attend, please contact the Corporate Secretary at the same email address or phone number by April 24, 2009.

Who votes for me if I own my shares through the Company's Associate Discount Stock Purchase Plan or the 401(k) Savings Plan?

The plan custodian or trustee, as the case may be, votes in accordance with your instructions. If you own shares through the Associate Discount Stock Purchase Plan and the custodian does not receive your properly completed and executed proxy with your voting instructions by May 10, 2009, the custodian will not vote your shares.

If you own shares through the 401(k) Savings Plan and the trustee does not receive your properly completed and executed proxy with your voting instructions by May 10, 2009, the trustee will vote your shares in the same proportion as it voted shares for which it received instructions.

What can I vote on?

At the Annual Meeting, you will be able to vote on the:

- election of the two Class III directors to the Board;
- ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the 2009 fiscal year; and
- transaction of any other business as may properly come before the meeting, or any adjournments, continuations or postponements of the meeting.

We do not expect any other matters requiring a vote of the stockholders to be presented at the Annual Meeting, but if another matter is properly submitted, the individuals named in the proxy intend to vote on those matters in accordance with their best judgment.

How does the Board recommend I vote?

The Board recommends a vote:

- FOR each of the two nominees for the Board of Directors; and
- FOR ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the 2009 fiscal year.

How many shares must be present to conduct a meeting?

A quorum is necessary to hold a valid meeting of the stockholders. The presence, either in person or by proxy, of the holders of a majority of the shares of common stock outstanding on the Record Date is necessary to constitute a quorum at the Annual Meeting. All abstentions and broker non-votes will be included as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the meeting.

What is a "broker non-vote"?

A "broker non-vote" occurs when a broker is not permitted under applicable rules and regulations to vote on a matter without instruction from the beneficial owner and no instruction has been given.

How are "broker non-votes" treated?

If you hold your shares in "street name" through a broker, bank or other nominee, shares represented by "broker non-votes" will be counted in determining whether there is a quorum, but not as shares present and voting on a specific proposal, thus having no effect on the outcome of such proposal.

How many votes are required to pass a proposal?

For Proposal 1, this year for the first time we have implemented majority voting in uncontested director elections, so in order to be elected, the number of votes cast "for" a nominee must exceed the number of votes cast "against" that nominee.

For Proposal 2 and any other matters that may come before the meeting, the affirmative vote of the holders of a majority of the shares of the Company's common stock represented in person or by proxy and entitled to vote at the Annual Meeting is required for approval.

What happens if I abstain?

A share voted "abstain" with respect to any proposal is considered as present and entitled to vote with respect to that proposal, but is not considered a vote cast with respect to that proposal. Accordingly, for Proposal 1, abstentions will have no effect on the outcome of the proposal. For Proposal 2, however, because the affirmative vote of the holders of a majority of the shares present and entitled to vote is required to pass, abstentions will be counted as votes against such proposal.

Can I change my vote after I have voted?

Yes. You can change your vote at any time before your proxy is voted at the Annual Meeting. A later vote by any means will cancel an earlier vote. The last vote we receive before the Annual Meeting will be the vote counted. You may change your vote in any of the following ways:

- You may revoke your proxy by sending written notice before the Annual Meeting to the Company's Corporate Secretary at AnnTaylor Stores Corporation, 7 Times Square, New York, NY 10036;

- You may send the Company's Corporate Secretary (to the address indicated above) a later-dated, signed proxy before the Annual Meeting;
- If you voted through the Internet or by telephone, you may vote again over the Internet or by telephone by 11:59 P.M., Eastern Time, on May 12, 2009, and if you are voting shares held through the Company's Associate Discount Stock Purchase Plan or 401(k) Savings Plan, by 11:59 P.M., Eastern Time, on May 10, 2009;
- You may attend the Annual Meeting in person and vote. However, attending the Annual Meeting, in and of itself, will not change an earlier vote; or
- If your shares are held in an account at a brokerage firm or bank, you may contact your brokerage firm or bank to change your vote or obtain a proxy to vote your shares if you wish to cast your votes in person at the Annual Meeting.

Who pays for soliciting the proxies?

The Company pays the cost of soliciting the proxies. We have retained Morrow & Co., Inc., a professional soliciting organization, to assist in soliciting the proxies from brokerage firms, custodians and other fiduciaries. The Company expects the fees for Morrow to be approximately $7,500. In addition, the Company's directors, officers and employees may, without additional compensation, also solicit proxies by mail, telephone, Internet, personal contact, facsimile, or through similar methods.

CORPORATE GOVERNANCE

Board Committees

The Board of Directors has established the following committees to assist the Board in discharging its responsibilities: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Each committee is composed entirely of independent directors, as defined by the New York Stock Exchange listing standards and applicable law. The committees on which the independent directors serve as of the date of this proxy statement are set forth below:

Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
James J. Burke, Jr.	*		*
Wesley E. Cantrell		*	**
Michelle Gass		*	
Dale W. Hilpert		**	
Ronald W. Hovsepian	*	*	*
Linda A. Huett			*
Kay Krill			
Michael W. Trapp	**		
Daniel W. Yih	*		

* Member

** Chair

Independence

Under our Corporate Governance Guidelines, at least a majority of our Board must meet the independence requirements of the New York Stock Exchange's listed company rules and applicable law. With eight independent, non-employee directors out of nine current Board members, we have satisfied this requirement. As required by the New York Stock Exchange rules, the Board annually evaluates the independence of our directors by determining whether a director or any member of his or her immediate family has, either directly or indirectly, any material relationship with the Company.

In accordance with the New York Stock Exchange rules, a director is not independent if:

- The director is or has been within the last three years an employee of the Company.
- An immediate family member of the director is or has been within the last three years an executive officer of the Company.
- The director has received more than $120,000 in direct compensation from the Company during any twelve-month period within the last three years. This excludes director and committee fees or other forms of deferred compensation for prior service.
- An immediate family member of the director of the Company has received more than $120,000 in direct compensation from the Company during any twelve-month period within the last three years.
- The director or an immediate family member of the director is a current partner of the Company's external auditor.
- The director is a current employee of the Company's external auditor.
- An immediate family member of the director is a current employee of the Company's external auditor and personally works on the Company's audit.
- Within the last three years, the director or immediate family member of the director was a partner or employee of the Company's external auditor and personally worked on the Company's audit during that time.

- The director or immediate family member of the director is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on the other company's compensation committee.
- The director is a current employee, or an immediate family member of the director is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1,000,000 or 2% of the other company's consolidated gross revenues.

In making its independence determinations, the Board considers and broadly evaluates all information provided by each director in response to detailed questionnaires concerning his or her independence and any direct or indirect business, family, employment, transaction, or other relationship or affiliation of such director with the Company.

As part of its analysis to determine director independence, the Board reviewed the Company's arrangement with International Integrated Solutions ("IIS"), a reseller from which it purchased software produced by Novell, Inc. ("Novell"). Mr. Hovsepian is the Non-Executive Chairman of our Board of Directors and is also a director, President and Chief Executive Officer of Novell. The Board has determined that it is in the best interests of the Company to purchase that software from IIS, and that given the monetary amount involved (less than $2,500), the benefit to Mr. Hovsepian is remote and the transaction does not impair his independence.

The independent directors during fiscal year 2008 were:

- James J. Burke, Jr.;
- Wesley E. Cantrell;
- Michelle Gass;
- Dale W. Hilpert;
- Ronald W. Hovsepian;
- Linda A. Huett;
- Michael W. Trapp; and
- Daniel W. Yih.

Board Committee Functions

The functions of the standing committees are as follows:

Audit Committee

The purpose of the Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is to assist the Board of Directors in fulfilling its obligations regarding the accounting, auditing, financial reporting, internal control over financial reporting, financial risk and legal compliance functions of the Company and its subsidiaries. The Audit Committee's principal functions include assisting the Board of Directors in its oversight of the:

- integrity of the Company's financial statements;
- Company's compliance with legal and regulatory requirements;
- adequacy and effectiveness of the Company's major financial, legal compliance, technology and business continuity risk exposures;
- qualifications, independence and performance of the Company's independent registered public accounting firm; and
- performance of the Company's internal audit function.

The Audit Committee also prepares the Audit Committee Report for inclusion in the proxy statement. The members all meet the Audit Committee independence and other requirements of the New York Stock Exchange and applicable law. In addition, the Board of Directors has determined that Messrs. Trapp and Yih each qualifies as an "audit committee financial expert" within the meaning of the applicable rules of the SEC.

See "Audit Committee Report" for further information regarding the Audit Committee and its activities.

Compensation Committee

The purpose of the Compensation Committee is to discharge the responsibilities of the Board of Directors relating to compensation for the Company's Chief Executive Officer, senior management and other key management employees, as the Compensation Committee may determine to ensure that management's interests are aligned with the interests of stockholders of the Company. The Compensation Committee is also responsible for determining compensation for non-employee directors. The Committee's principal functions include:

- establishing compensation philosophy and practices;
- reviewing and approving compensation of key executives to ensure that it is tied to performance;
- reviewing and approving compensation of non-employee directors;
- reviewing and approving appropriate performance metrics under the Company's incentive compensation plans and determining amounts to be paid to key executives based on performance levels achieved;
- making recommendations to the Board of Directors with respect to proposed employee benefits plans, incentive compensation plans and equity-based plans; and
- reviewing and participating with management in the preparation of the Compensation Discussion and Analysis ("CD&A") and preparing the Compensation Committee Report for inclusion in the proxy statement in accordance with the rules and regulations of the SEC.

During fiscal year 2008, the Compensation Committee retained Frederic W. Cook & Co., Inc., a nationally recognized compensation consultant, to advise it on executive compensation and related issues. See the CD&A for further information regarding processes and procedures for the determination of executive compensation. The Compensation Committee reviews and determines non-employee director compensation annually. See the "Director Compensation" section of this proxy statement for further information regarding non-employee director compensation.

Nominating and Corporate Governance Committee

The purpose of the Nominating and Corporate Governance Committee is to provide assistance to the Board of Directors in corporate governance matters and in determining the proper size and composition of the Board. The Nominating and Corporate Governance Committee's principal functions include:

- identifying individuals qualified to become members of the Board of Directors;
- recommending to the Board of Directors nominees for directors for each annual meeting of stockholders and nominees for election to fill any vacancies on the Board of Directors;
- developing and recommending to the Board of Directors corporate governance principles applicable to the Company; and
- leading the annual review of the Board's performance.

The Nominating and Corporate Governance Committee will consider (in consultation with the Chairman of the Board) and recruit candidates to fill positions on the Board, including vacancies resulting from the removal, resignation or retirement of any director, an increase in the size of the Board of Directors or otherwise. In considering potential nominees to the Board, the Nominating and Corporate Governance Committee evaluates each potential candidate against its then-current criteria for selecting new directors. Such criteria include, at a minimum, any requirements of applicable law or listing standards, as well as consideration of a candidate's strength of character, judgment, business experience, specific areas of expertise, factors relating to the composition of the Board (including its size and structure) and principles of diversity. In addition, the Nominating and Corporate Governance Committee will consider each potential candidate in light of the core competencies that the Committee believes should be represented on the Board of Directors and will also consider the mix of directors and their individual skills, experiences and diverse perspectives to ensure that the composition of the Board is appropriate to carry out its purposes.

The Company's Nominating and Corporate Governance Committee is also authorized, at the Company's expense, to retain search firms to identify candidates, including for purposes of performing background reviews of potential candidates. The Committee provides guidance to search firms it retains about the particular qualifications the Board is then seeking. The Committee retained a leading search firm this past year to assist the Committee in identifying potential directors.

Stockholders may recommend candidates for nomination to the Board of Directors for consideration by the Nominating and Corporate Governance Committee by submitting in writing to the following address the information required by our Bylaws for director nominees: Corporate Secretary, AnnTaylor Stores Corporation, 7 Times Square, New York, NY 10036. All the director candidates, including those recommended by stockholders, are evaluated on the same basis. The Nominating and Corporate Governance Committee will review any candidate recommended by a stockholder of the Company in light of the Committee's criteria for selection of new directors.

Committee Charters

The charters for the Company's Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are available free of charge on the Company's website at *http://investor.anntaylor.com* or by writing to the Corporate Secretary, AnnTaylor Stores Corporation, 7 Times Square, New York, NY 10036.

Executive Sessions of Non-Management Directors

The Company's independent directors meet separately in executive session without the Chief Executive Officer or other representatives of management. These meetings occur at each regularly scheduled Board meeting in accordance with the Company's Corporate Governance Guidelines. The Non-Executive Chairman of the Board presides at the executive sessions.

Director Attendance

The Company's Board of Directors held seven meetings in fiscal year 2008. The Audit Committee and the Compensation Committee each held five meetings, and the Nominating and Corporate Governance Committee held four meetings in fiscal year 2008. Each current director attended at least 85% of the Board meetings and at least 80% of meetings of the Board Committees on which he or she served.

It is the Company's policy that all directors attend the Company's Annual Meeting of Stockholders. All then-current directors, except Daniel Yih, attended the 2008 Annual Meeting of Stockholders and it is anticipated that all directors will attend the 2009 Annual Meeting of Stockholders.

Corporate Governance Guidelines

The Board adopted the Corporate Governance Guidelines to assist it in the exercise of its responsibilities. The Company's Corporate Governance Guidelines are available free of charge on the Company's website at *http://investor.anntaylor.com* or by writing to the Corporate Secretary, AnnTaylor Stores Corporation, 7 Times Square, New York, NY 10036.

Related Person Transactions Policy and Procedures

It is the policy of the Board of Directors to approve or ratify, based upon the recommendation of the Audit Committee, any related person transaction which is required to be disclosed under the rules of the SEC. For purposes of this policy, the terms "transaction" and "related person" have the meanings contained in Item 404 of Regulation S-K. In determining whether the transaction should be approved or ratified by the Board, the Audit Committee and the Board considers:

- the nature of the related person's interest in the transaction;
- the material terms of the transaction;
- the significance of the transaction to the related person;
- the significance of the transaction to the Company;
- whether the transaction would impair the judgment of a Board member or an executive officer to act in the best interest of the Company; and
- any other matters the Audit Committee or Board deems appropriate.

Any Audit Committee or Board member who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification, provided, however, that such director may be counted in determining the presence of a quorum at the Audit Committee or Board meeting at which the transaction is being considered.

Related Person Transactions

During fiscal year 2008, the Company was not a participant in any related person transaction(s) requiring disclosure under Item 404 of Regulation S-K.

Business Conduct Guidelines

The Company has Business Conduct Guidelines that apply to all Company associates, including its Chief Executive Officer, Chief Financial Officer and Controller, as well as members of the Board of Directors. The Business Conduct Guidelines are available free of charge on the Company's website at *http://investor.anntaylor.com* or by writing to the Corporate Secretary, AnnTaylor Stores Corporation, 7 Times Square, New York, NY 10036. Any updates or amendments to the Business Conduct Guidelines, and any waiver that applies to a director or the Chief Executive Officer, Chief Financial Officer or Controller, will also be posted on the website.

Stockholders Communications with the Board of Directors

Stockholders and other interested parties may write to the Board of Directors or the non-employee directors as a group at the following address:

Board of Directors
or
Outside Directors
AnnTaylor Stores Corporation
7 Times Square
New York, NY 10036

You can also report issues regarding accounting, internal accounting controls or auditing matters to the Company's Board of Directors by writing to the above address or by calling the AnnTaylor Financial Integrity Reporting Line at (877) 846-8915. A call to this telephone line is anonymous, free and available 24 hours per day. Information about how to contact the Board and the Financial Integrity Reporting Line is also available on the Company's website at *http://investor.anntaylor.com.*

Information on the Company's website is not incorporated by reference into this proxy statement.

PROPOSAL 1

ELECTION OF CLASS III DIRECTORS

The Board of Directors of the Company is presently composed of nine members and the directors are divided into three classes, designated Class I, Class II and Class III, each serving staggered three-year terms.

The Board of Directors has nominated for re-election James J. Burke, Jr. and Kay Krill (the "Nominees") as Class III directors to serve three-year terms ending at the Annual Meeting to be held in 2012, or until their respective successors are elected and qualified. After more than ten years of dedicated service, Wesley E. Cantrell, who otherwise would have been up for election this year, is not standing for re-election when his term expires at the 2009 Annual Meeting. The Company and the members of the Board greatly appreciate his valuable contributions to the Company.

Mr. Burke and Ms. Krill have consented to serve as directors if elected at the Annual Meeting. If for any reason, either of these Nominees becomes unable or unwilling to serve at the time of the Annual Meeting, the persons named as proxies in the proxy will have the authority to vote for substitute nominees. The Company does not anticipate that either of the Nominees will be unable or unwilling to serve.

The Board of Directors has determined that Mr. Burke is "independent" under the New York Stock Exchange listed company rules and applicable law.

The Board of Directors recommends that stockholders vote "FOR" the Company's Nominees for Class III Directors.

Set forth below is a brief biography of each Nominee for election as a Class III director and of all other members of the Board of Directors who will continue in office.

Nominees for Election as Class III Directors Term Expiring 2012

James J. Burke, Jr., age 57. Mr. Burke has been a director of the Company since 1989. He has been a partner and director of Stonington Partners, Inc., a private investment firm, since 1993. Mr. Burke is also a director of Lincoln Educational Services Corporation.

Kay Krill, age 54. Ms. Krill has been Chief Executive Officer of the Company since 2005 and President of the Company and a member of the Board of Directors since 2004. She was President of LOFT from 2001 until 2004.

Incumbent Class I Directors Term Expiring 2010

Michelle Gass, age 41. Ms. Gass has been a director of the Company since November 2008. She has been Executive Vice President, Marketing and Category, at Starbucks Coffee Company since December 2008, and prior to that had been Senior Vice President, Marketing and Category since August 2008. From January 2008 to July 2008, Ms. Gass was Senior Vice President, Global Strategy and from 2004 until then, Senior Vice President, Category Management of Starbucks. Previously, she held various other executive positions at Starbucks.

Michael W. Trapp, age 69. Mr. Trapp has been a director of the Company since 2003. He was a partner at Ernst & Young LLP, from 1973 until his retirement in 2000, where he held various executive positions including Managing Partner for the Southeast area. He was also a member of Ernst & Young's Partner Advisory Council. Mr. Trapp is currently a private investor and a director of Global Payments, Inc. where he is chairman of its audit committee.

Daniel W. Yih, age 50. Mr. Yih has been a director of the Company since 2007. He has been Chief Operating Officer of Starwood Capital Group since 2007 and previously was Chief Operating Officer and a Portfolio Principal of GTCR Golder Rauner, LLC from 2000 to 2007. Mr. Yih was also a member of the Board of Directors of Starwood Hotels & Resorts Worldwide, Inc. from 1995 to 2007.

Incumbent Class II Directors
Term Expiring 2011

Dale W. Hilpert, age 66. Mr. Hilpert has been a director of the Company since 2004. From 2004 to 2006, he was Chairman, Chief Executive Officer and President of Footstar, Inc., a footwear retailer. Prior to joining Footstar, he was Chief Executive Officer of Williams-Sonoma, Inc., a specialty retailer of home furnishings, from 2001 to 2003. Mr. Hilpert was Chairman and Chief Executive Officer of Foot Locker, Inc., a retailer of athletic footwear and apparel, from 1999 to 2001. He is also a director of Signet Group PLC (doing business as Kay Jewelers in the United States).

Ronald W. Hovsepian, age 48. Mr. Hovsepian has been Non-Executive Chairman of the Company's Board since 2005 and a director of the Company since 1998. Since June 2006, Mr. Hovsepian has been a director, President and Chief Executive Officer of Novell, Inc., a technology company. From October 2005 to June 2006, he was President and Chief Operating Officer of Novell and from May 2005 until then, Executive Vice President and President, Global Field Operations. From 2003 to May 2005, Mr. Hovsepian was President, North America of Novell.

Linda A. Huett, age 64. Ms. Huett has been a director of the Company since 2005. From 2000 to 2006, she was Chief Executive Officer of Weight Watchers International, Inc., a global branded consumer company and provider of weight-loss services. Ms. Huett was also a director of Weight Watchers from 1999 to 2006 and is currently a director of RC2 Corporation, a producer of children's and collectible products.

PROPOSAL 2

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed the firm of Deloitte & Touche LLP ("Deloitte"), an independent registered public accounting firm, to make an examination of the accounts of the Company for fiscal year 2009.

Independent Auditor Fees and Services

The following table presents fees billed for professional services rendered by Deloitte for fiscal years 2008 and 2007.

	2008	2007
Audit Fees	$1,456,480	$1,356,512
Audit-Related Fees (1)	309,950	65,000
Tax Fees (2)	151,469	57,018
All Other Fees	0	0
Deloitte Total Fees	$1,917,899	$1,478,530

(1) Audit-Related Fees include fees billed in 2008 and 2007 for audits and other services related to the Company's employee benefit plans. In addition, in fiscal year 2008, fees were billed for review of information systems and technical accounting updates.

(2) Tax Fees represent fees billed for professional services rendered by Deloitte to the Company for tax compliance (including federal, state, local and international) and related matters such as local tax planning.

Auditor Independence

The Audit Committee has considered whether the provision of the above-noted services is compatible with maintaining the independence of the independent registered public accounting firm and has determined, based on advice from Deloitte, that the provision of such services has not adversely affected Deloitte's independence.

Policy on Audit Committee Pre-Approval of Audit and Permitted Non-Audit Services

The Audit Committee has established policies and procedures regarding pre-approval of audit, audit-related, tax, and permitted non-audit services that the independent registered public accounting firm may perform for the Company. Under the policy, predictable and recurring services are generally approved by the Audit Committee on an annual basis. The Audit Committee must pre-approve on an individual basis any requests for audit, audit-related, tax, and permitted non-audit services not covered by the services that are pre-approved annually, subject to certain *de minimis* exceptions permitted under the Securities Exchange Act of 1934 (the "Exchange Act") for services other than audit, review or attest services. In fiscal 2008, the Audit Committee delegated pre-approval authority to the Chair of the Audit Committee, provided that the aggregate estimated fees for all current and future periods for which the services are to be rendered are not expected to exceed a designated amount. Any such pre-approval must be reported at the next scheduled meeting of the Audit Committee. The Audit Committee may prohibit services that in its view may compromise, or appear to compromise, the independence and objectivity of the independent registered public accounting firm. The Audit Committee also periodically reviews a schedule of fees paid and payable to the independent registered public accounting firm by type of service being or expected to be provided.

In fiscal year 2008, all fees for audit, audit-related, tax and permitted non-audit services performed by Deloitte were pre-approved by the Audit Committee.

While not required by law, the Board of Directors is asking the stockholders to ratify the selection of Deloitte as a matter of good corporate practice. If the appointment of Deloitte is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

Representatives of Deloitte are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

The Board of Directors recommends that stockholders vote "FOR" this proposal.

AUDIT COMMITTEE REPORT

Introduction

The purpose of the Audit Committee is to assist the Board of Directors in fulfilling its obligations regarding the accounting, auditing, financial reporting, internal control over financial reporting, financial risk management and legal compliance functions of the Company and its subsidiaries. The Audit Committee is governed by a written charter, a copy of which is available on the Company's website at *http://investor.anntaylor.com*. In carrying out its oversight responsibilities, the Audit Committee is not responsible for planning or conducting audits or for determining that the Company's financial statements are complete and accurate or prepared in accordance with generally accepted accounting principles. The Company's management is responsible for the Company's financial statements, and the Company's independent registered public accounting firm, Deloitte & Touche LLP ("Deloitte"), is responsible for auditing such financial statements in accordance with generally accepted auditing standards.

Membership

The Audit Committee consists of four directors, each of whom meets the independence requirements of the New York Stock Exchange and applicable law. In the judgment of the Board, each member of the Audit Committee is financially literate and has accounting or related financial management expertise. In addition, the Board has determined that Messrs. Trapp and Yih each qualifies as an "audit committee financial expert."

Audit Committee Activities

The Audit Committee generally meets five times annually. The Committee Chair reports periodically to the Board of Directors regarding its activities and recommendations. The Audit Committee meets periodically in separate executive sessions with each of the representatives of Deloitte, the Vice President of Internal Audit and the General Counsel.

In discharging its oversight responsibilities for fiscal year 2008, the Audit Committee:

- reviewed and discussed the Company's audited financial statements and critical accounting policies with management and Deloitte, including the Company's specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations";
- discussed with Deloitte the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board ("PCAOB");
- reviewed the written disclosures and the letter from Deloitte required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence, and discussed with Deloitte any relationships that may affect Deloitte's objectivity and independence;
- discussed with management, including the Vice President of Internal Audit, and Deloitte, the Company's major financial, legal compliance, technology and business continuity risk exposures and steps taken by management to monitor and mitigate such exposures;
- reviewed with the Company's General Counsel material legal affairs of the Company and the Company's compliance with applicable law, including its Compliance and Ethics Program;
- engaged, approved the fees paid to, and evaluated the performance of, Deloitte;
- evaluated the performance of the internal audit function;
- reviewed with management the Company's disclosure controls and procedures;
- reviewed with management and Deloitte management's annual report on internal control over financial reporting and Deloitte's opinion on the effectiveness of the Company's internal control over financial reporting; and
- reviewed significant developments in accounting rules with Deloitte and management.

The Audit Committee received written disclosure from Deloitte that it is independent, as required by the applicable requirements of the PCAOB. Deloitte informed the Audit Committee that it disclosed to the Audit Committee in writing all relationships between Deloitte and the Company and its subsidiaries that, in Deloitte's professional judgment, may reasonably be thought to bear on its independence and also confirmed that it is independent of the Company within the meaning of the rules and standards of the PCAOB and securities laws.

The Audit Committee conferred periodically with the Company's Vice President of Internal Audit regarding the scope and results of audits performed by the Company's internal audit department. It also reviewed the findings of the Company's internal audit department and Deloitte on the adequacy and effectiveness of the Company's internal accounting and financial controls. Additionally, the Audit Committee held discussions with management, including the Vice President of Internal Audit, to review the status of the Company's compliance with the rules on internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements of the Company for the fiscal year ended January 31, 2009 and the specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" be included in the Company's Annual Report on Form 10-K for that fiscal year for filing with the SEC.

Michael W. Trapp (Chairperson)
James J. Burke, Jr.
Ronald W. Hovsepian
Daniel W. Yih

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates the Audit Committee Report by reference therein.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the "Compensation Discussion and Analysis" section of this proxy statement. Based on such review and discussions, the Compensation Committee has recommended to the Board of Directors that the "Compensation Discussion and Analysis" section be included in this proxy statement.

Dale W. Hilpert (Chairperson)
Wesley E. Cantrell
Michelle Gass
Ronald W. Hovsepian

Compensation Committee Interlocks and Insider Participation

As of the Record Date, there were no Compensation Committee interlocks.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This year we have structured the Compensation Discussion and Analysis (the "CD&A") in two sections. The first, entitled "Analysis of Compensation Programs for 2008 and 2009" describes how the Compensation Committee applied its long-term compensation philosophy during 2008, the impact of the severe economic downturn which significantly affected the Company starting in the Fall of 2008, and how the Compensation Committee has applied and fine-tuned that long-term philosophy in these uncertain times in shaping senior executive compensation for 2009. The second part of the CD&A, entitled "Compensation Program Framework", discusses in greater detail the principal elements of our compensation philosophy and practices.

I. Analysis of Compensation Programs for 2008 and 2009

Fiscal Year 2008 Compensation

While during the first half of fiscal year 2008 the Company achieved solid bottom line performance by successfully managing inventory levels and overall expenses, during the latter part of the year, it, as well as many other companies, faced very difficult macroeconomic conditions which negatively impacted the Company's ability to meet its objectives for the second half of fiscal 2008. The compensation programs operated effectively in 2008, reflecting the Committee's long-term compensation goals of tying executive compensation to the Company's performance and alignment with the Company's shareholders.

The Compensation Committee considers salary increases on an annual basis at its March meeting and also establishes the bonus program goals for the Spring season and long-term incentive awards for the year at that meeting. In the context of the Company's performance at that time, our named executive officers were granted salary increases at the March 2008 meeting. In addition, Messrs. Lynch and Nicholson received salary increases in connection with their assumptions of new responsibilities later in 2008. Consistent with tying long-term compensation to the Company's performance, the Committee made 50% of the restricted stock awards for Ms. Krill and Messrs. Lynch and Nicholson (the only current named executive officers who were employed by the Company in March 2008) based on achieving performance goals for fiscal years 2008, 2009 and/or 2010. The named executive officers also earned bonuses under the Company's cash bonus plan for the Spring 2008 season based upon achieving the designated performance objectives for that season.

The economic downturn impacted in significant ways the compensation given to the named executive officers in 2008 and in earlier years. The following is a list of some of the ways in which Ms. Krill's and the other named executive officers' compensation has been affected:

- All of the stock options granted to the named executive officers in 2008 and prior years are now significantly underwater.
- The value of the option awards listed in the Summary Compensation Table on page 28 of this proxy statement are based on compensation expense recorded for financial statement reporting purposes in accordance with Statement of Financial Accounting Standards No. 123(R) ("FAS 123(R)") and does not reflect the current value to the named executive officers. For example, the option awards listed for Ms. Krill of $2,054,870, $2,392,008 and $1,781,394 for fiscal years 2008, 2007 and 2006, respectively, are totally comprised of stock options that are significantly underwater and, accordingly, do not have any current intrinsic value.
- The value of the stock awards listed in the Summary Compensation Table on page 28 of this proxy statement are also based on compensation expense recorded for financial statement reporting purposes in accordance with FAS 123(R) and does not reflect the current value to the named executive officers. For example, the 2008 stock award expense included in the Summary Compensation Table for Ms. Krill includes restricted stock grants with grant date values ranging from $24.19 to $37.07 per share. If those awards were made to Ms. Krill on March 10, 2009, the annual grant date for 2009, the grant date value would be $2.82 per share.

- The portion of the performance-based restricted stock granted to the named executive officers in 2008 and 2007 and scheduled to vest in 2009 based on achieving performance goals for 2008 was forfeited because the goals were not achieved.
- The amounts for 2008 for the 2006-2008 and 2007-2009 cycles and the three-year cumulative goal for the 2006-2008 cycle under the Long-Term Cash Incentive Plan were not paid because the goals were not achieved.
- No bonus was earned for the Fall 2008 season under the cash bonus plan because the goals were not achieved for the Fall season.

Compensation Strategy for Fiscal Year 2009

While the compensation program operated effectively in 2008, the Compensation Committee has fine-tuned the application of its long-term compensation philosophy to reflect the current economic conditions and the Company's performance. For example, during both 2008 and 2009, the Company placed more emphasis on shorter-term business goals viewed as essential to managing through the current economic environment, such as maintaining a strong cash position and reducing the Company's cost structure, and the compensation objectives for 2009 reflect that. In addition, our compensation structure also needed to take into account the significant drop in the value of the long-term compensation awarded to executives over the past few years.

With this context in mind, the Committee made its compensation decisions at its March 2009 meeting taking into account the balance it must strike among three key factors: maintaining a consistent pay-for-performance philosophy and practice, driving the Company's short-term business goals and retaining and rewarding senior executives on a pay-for-performance basis.

Accordingly, the Committee made the following decisions for 2009 compensation for the named executive officers:

- Ms. Krill and the other named executive officers as well as corporate associates will not receive any salary increases in 2009;
- To address the substantially reduced value of the senior executives' equity interest in the Company, the Committee awarded to Ms. Krill and the other named executive officers a grant of a larger number of stock options than in prior years, although constituting a lower overall percentage and lower value of total compensation. However, to address the impact of the significantly lower price of the Company's stock on the March 2009 grant date, the Committee took two actions: first, in determining the number of options to be awarded, it valued the equity at a price almost three times higher than the market price on the grant date, thereby dramatically reducing the number of options that would have been granted if the grant date value had been used as was the case in 2008; second, it also spread the option awards over three grant periods (March, June and September of 2009) so that the exercise price would reflect any price fluctuation during the year.
- 50% of all restricted stock awarded to Ms. Krill and the other named executive officers is performance-based and will only be earned if the Company achieves the respective performance goals for 2009, 2010 and/or 2011. The Committee has also broadened the range of senior executives who receive a portion of their award in performance-vesting restricted stock instead of only time-vesting shares.
- Revised the form of payment of a bonus related to projected savings under the strategic restructuring program that was originally awarded to Ms. Krill, Messrs. Lynch and Nicholson in the form of cash (see the section entitled "Other Bonuses" in this CD&A). Consistent with the Company's objective to maintain a strong cash position, the executives have agreed to have a portion of that bonus paid in restricted stock. Due to constraints on the number of shares available for grant, all of the bonus could not be paid in restricted shares.

We believe these compensation decisions for 2009 reflect the Committee's consistent commitment to implementing pay-for-performance principles that are aligned with the interests of the Company's shareholders in these challenging economic times, while also recognizing the need to retain and reward our key executives.

II. Compensation Program Framework

Compensation Philosophy

The compensation philosophy underlying our compensation program is to drive the achievement of the Company's long-term key business objectives: consistent sales growth accompanied by consistent net income growth. In the latter half of 2008, the Company, as well as many other companies, faced very difficult macroeconomic conditions and the Compensation Committee has fine-tuned its philosophy to put more emphasis on driving shorter term goals of maintaining a strong cash position and reducing the Company's cost structure.

We designed the compensation programs using performance metrics closely tied to the achievement of these goals. We balanced our need to attract and retain highly talented executives with our desire to reward executives primarily for achieving performance targets. To accomplish this, we structured a competitive compensation program with a fixed component of total compensation and a significant, incentive-based component designed to motivate and reward executives for contributions to the advancement of our key business objectives.

We generally target the annual base salaries of our executives at the median (50th percentile) for our comparator group (as described below), and we design our compensation programs so that if targeted objectives are achieved, total compensation to the executive falls between the 50th and 75th percentile of our comparator group, based on the latest, publicly-available compensation information for our comparator group. "Total compensation" includes the sum of base salary, short-term cash incentive compensation, long-term cash incentive compensation and equity incentive compensation. Recognizing the importance of implementing pay-for-performance practices, we also structure our compensation programs so that if the Company's performance exceeds target levels, total compensation to the executive may exceed the 75th percentile. If the Company, however, fails to achieve its targeted objectives, total compensation will fall below the 50th percentile of our comparator group to a range generally between the 25th and 50th percentile. We may set target compensation above the 75th percentile on an ad hoc basis when we believe that it is important to attract or retain key executive officers. In fiscal year 2008, during which the Company met certain of its targeted objectives for the Spring season but did not meet its goals for the Fall, we expect that actual compensation for our current "named executive officers" (as defined in the Summary Compensation Table below) will fall near the lower percentile range of our comparator group. We also use tally sheets, as described below, to assist us in measuring our compensation programs against our design objectives. We are assisted in these matters by a compensation consultant, as described below.

We use both equity and cash in our incentive-based compensation. We designed our short-term incentive compensation to reward executives for the Company's achievement of seasonal goals and our long-term incentive compensation to reward them based on longer term corporate performance. Our short-term incentive compensation is paid in cash and our long-term incentive compensation is comprised of both cash and equity components. The components of long-term equity incentive compensation for fiscal 2008 included:

- ***Time-vesting stock options***: to retain our key executives and compensate them through the appreciation in the Company's stock price;
- ***Time-vesting restricted stock***: to also encourage retention of our key executives and to provide them with value directly tied to our share price; and
- ***Performance-vesting restricted stock***: to incent our key executives to achieve the Company's performance goals, recognize them for their contribution to the achievement of such goals, and to provide them with value tied to our share price.

The Compensation Committee annually reviews the allocation between the short- and long-term and cash and equity elements of compensation and determines the distribution based on the Company's current business goals and competitive market practices. The Compensation Committee has also reviewed the Company's compensation programs and the allocation between short- and long-term compensation to ensure that our programs do not incentivize our executives to take unnecessary and excessive risks that could jeopardize the value of the Company and the best interests of its shareholders. After such review, the Committee has determined that our compensation programs are designed to incentivize value creation and an appropriate level of risk. We believe this is supported in part by the fact that a significant portion of our executives' total compensation is comprised of long-term compensation elements that tie reward to the long-term results of the Company. During fiscal year 2008, approximately two-thirds of total compensation to our named executive officers consisted of long-term compensation. In addition, the performance metrics under our short- and long-term cash compensation awards—operating profit and corporate net income—incentivize our executives to achieve both short- and long-term profitable growth for the Company, rather than focus on short-term sales results. During fiscal year 2008, we granted to certain of our key executives a restructuring bonus, which in connection with our multi-year strategic restructuring plan launched in 2008, is designed to encourage such executives to drive the Company's restructuring plan to achieve enhanced profitability over a three-year period. We believe that these factors, among others, illustrate that our compensation programs are structured to compensate our executives for performance aimed at achieving long-term profitability.

We have an employment agreement with Ms. Krill and individual Confidentiality, Non-Solicitation of Associates and Non-Competition Agreements with our other current named executive officers, which are more fully described below. We have a special severance plan, which we describe below, in which our current named executive officers, other than Ms. Krill, participate. We offer minimal perquisites to our named executive officers. The Company's broad-based, tax-qualified pension plan was frozen on September 30, 2007, as explained under the "Pension Benefits" section of this proxy statement. While the Company does not offer any supplemental pension plans to its named executive officers, effective January 1, 2008, it implemented a supplemental savings plan that permits its vice presidents and above to defer compensation earned by them in excess of the deferrals permitted under the Company's broad-based, tax-qualified 401(k) plan and to receive matching contributions that they are prohibited from receiving under the 401(k) plan because of certain tax limitations. This plan is further described under the "Nonqualified Deferred Compensation" section of this proxy statement.

Processes for Determining Compensation for our Named Executive Officers

Compensation Committee—Working with our Compensation Consultant and Management

During fiscal year 2008, the Compensation Committee reviewed its compensation practices and programs to ensure they were designed to drive the attainment of the Company's key business objectives and not incentivize our executives to take inappropriate risks that could negatively impact the Company. As part of this process, the Compensation Committee retained Frederic W. Cook & Co., Inc., a nationally recognized compensation consultant, to provide the Committee with information regarding industry compensation practices and developments and comparative data necessary to evaluate executive compensation.

The compensation consultant provides its views and makes recommendations to the Compensation Committee regarding executive compensation, including that of the Chief Executive Officer. Certain of our human resources executives meet regularly with the compensation consultant to ensure that it has the compensation information it needs to advise the Compensation Committee. During fiscal year 2008, the compensation consultant provided only executive compensation advice to the Compensation Committee. The compensation consultant provides compensation advice to the Company only with the Committee's prior authorization and specification.

Management regularly meets with the Compensation Committee to assist the Committee in making compensation decisions regarding our named executive officers and also discusses with the Compensation Committee its recommendations for other executives. We believe that since our management has extensive knowledge regarding our business, they are in a position to provide valuable input. For example, our Chief Financial Officer provides input relevant to setting performance goals and certifies to the Compensation Committee the level of achievement of our performance targets under our Management Performance Compensation Plan (the "Performance Compensation Plan") and under awards of performance-vesting restricted stock granted to our executives. Our Chief Executive Officer makes recommendations to the Committee regarding the compensation of her direct reports.

Benchmarking—Our Comparator Group

In determining the appropriate level of compensation for our executive officers, including our named executive officers, we compare the compensation of our executives to that of similarly-positioned executives in a comparator group of certain companies in the apparel and retail industries. The Company falls between the median and the 75th percentile in terms of revenue among the companies comprising the peer group, based on the most recent, publicly-available information.

We benchmark against this group to remain competitive in our compensation practices, thereby permitting us to attract and retain key executives. While the Compensation Committee finds benchmarking to be very useful in its compensation determinations, it considers it just one element among the various factors it takes into account when making compensation decisions. The Compensation Committee periodically reviews the comparator group to determine whether it continues to consist of companies against which it is appropriate to benchmark our compensation practices. Currently, our peer group consists of the following companies:

Peer Group Companies

Abercrombie & Fitch Co.	Chico's FAS, Inc.	J Crew Group, Inc.	Pacific Sunwear of California Inc.
Aeropostale Inc.	The Children's Place Retail Stores, Inc.	Limited Brands Inc.	Polo Ralph Lauren Corporation
American Eagle Outfitters, Inc.	Coach Inc.	Liz Claiborne Inc.	The Talbots, Inc.
Charming Shoppes Inc.	Gap, Inc.	New York & Company, Inc.	Urban Outfitters Inc.

Tally Sheets

As part of the Compensation Committee's annual evaluation of compensation to our named executive officers, the Committee reviews tally sheets setting out each component of the executive's compensation, the aggregate amount of his or her total compensation, and projected and historical compensation earned by such person. The specific elements of compensation considered in the tally sheets currently used by the Committee include:

- base salary;
- seasonal cash incentive awards and any other bonuses, if applicable;
- equity and long-term cash incentive compensation;
- amounts realized upon the vesting of restricted stock and exercise of stock options;
- the value of the Company's unvested restricted stock and unexercisable stock options held by such executive officer;
- perquisites and other personal benefits;
- potential payments upon various termination scenarios, including change in control; and
- any earnings under the Company's deferred compensation plan, if the executive participates.

The Compensation Committee's review of tally sheets provides the Committee with a formal mechanism through which the Committee is able to ensure the Company's compensation programs and practices are consistent with the Company's compensation philosophy and its overall business objectives. Tally sheets are one, but not the only, factor the Committee takes into account when making executive compensation decisions. Tally sheets permit the Committee to determine annually whether the elements of compensation and individual decisions made by the Committee during the year with respect to an executive, when considered in the aggregate, amount to a coherent compensation package that is consistent with our pay philosophy.

The Elements of Compensation

Base Salary

The annual base salary of our named executive officers represents the fixed component of compensation and is reviewed annually by the Compensation Committee. In determining the appropriate level of base salary, the Committee considers the named executive officer's performance, his or her position, level of responsibility at the Company and market data. The Committee also takes into account that increases in a named executive officer's base salary also raise the amount of potential cash earnings under our short- and long-term cash incentive awards, because compensation under these awards is calculated based on a percentage of the individual's base salary.

Base salary increases in early fiscal year 2008 for the Company's named executive officers, other than Ms. Krill, were initially recommended by Ms. Krill based on her assessment of their performance during the prior year, as well as relevant market data. The Committee's compensation consultant provided a recommendation to the Committee as to Ms. Krill's salary increase.

Short-Term Cash Incentive Compensation—Performance Compensation Plan

We provide our executives with short-term incentive compensation in the form of a Spring and a Fall season cash bonus under the Performance Compensation Plan. The Compensation Committee established two metrics to drive our business objectives under that Plan: a corporate operating profit target for overall corporate performance and divisional operating profit targets for the performance of divisions of the Company (AnnTaylor, LOFT and AnnTaylor Factory). The divisional operating profit targets were selected to further align pay levels to divisional results for those executives who primarily have divisional responsibility.

The Compensation Committee determined that the corporate metric applicable for fiscal year 2008 under the Performance Compensation Plan should be changed from corporate net income to corporate operating profit. The Committee implemented this change because it believes that corporate operating profit is more closely tied to the operational aspects of the business over which the Company's associates, including our named executive officers, have more direct influence and control.

In addition, in March 2008, we revised the payment structure of the Performance Compensation Plan so that all eligible associates, corporate and divisional, would earn amounts for seasonal rather than annual results of the Company. Accordingly, now our corporate senior executives, including certain of our named executive officers, are eligible to earn a payout based on the Company's corporate operating profit results for a season (Spring or Fall) rather than the entire year. This change was implemented to further align the compensation of the Company's associates with our business, which is based on two separate seasons, and to ensure that such associates are appropriately compensated for their contribution to the Company's performance during each season. As described below, we also revised our long-term cash incentive compensation to provide that amounts earned under seasonal awards are banked and adjusted based upon future corporate net income performance over a three-year period, which we believe strikes an effective balance against our short-term compensation and provides for a more effective overall program.

The table below illustrates the weighting of the performance measure(s) applicable to each current named executive officer under the seasonal bonuses of the Performance Management Plan for fiscal year 2008.

Performance Measure Weighting under Performance Management Plan Fiscal Year 2008

	Corporate Operating Profit		Divisional Operating Profit	
	Spring	Fall	Spring	Fall
Kay Krill	50%	50%	N/A	N/A
Michael Nicholson	50%	50%	N/A	N/A
Christine Beauchamp	N/A	30%	N/A	70%
Gary Muto	N/A	30%	N/A	70%
Brian Lynch	15%	15%	35%	35%

For fiscal year 2008, the Spring 2008 pre-tax corporate operating profit target under the Performance Compensation Plan was set at $83.9 million, excluding certain restructuring charges, and the Fall 2008 pre-tax corporate operating profit target was set at $58 million, also excluding certain restructuring charges.

We have established an incentive compensation matrix that sets out varying levels of payment to be made to an executive based on the percentage of the corporate operating profit and divisional operating profit targets achieved. For the corporate operating profit target and the divisional operating profit targets for the AnnTaylor, LOFT and AnnTaylor Factory divisions of the Company, the matrix ranges from a minimum threshold goal, at which the executive is eligible to receive 30% of his or her "individual target payout" (as defined below), to a maximum goal, at which the executive is entitled to receive 200% of his or her individual target payout. During fiscal year 2008, the seasonal "individual target payout" for Ms. Krill was 55% of her base salary. For Ms. Beauchamp and Messrs. Muto and Lynch, it was 35% of their base salary, and for Mr. Nicholson, 30% of his base salary.

A retention feature is embedded in the Performance Compensation Plan whereby if in the Spring season the Company or the respective divisions exceed their performance targets, the excess amounts earned are banked by the Company for the respective executives and paid out after the end of the Fall season, provided that the associate is still employed at the end of the year. In addition, if during a certain season the Company exceeds its performance target, our executives are capped at 200% of their "individual target payout" and are not entitled to any carryover benefits in a subsequent season for amounts exceeding such cap.

For Spring 2008, we exceeded our corporate operating profit target. The AnnTaylor division did not meet its divisional operating profit target, while LOFT met and AnnTaylor Factory exceeded their respective divisional targets. Each of Ms. Krill and Messrs. Nicholson and Lynch received a payout for Spring performance. For Fall 2008, corporate and each of the divisions of the Company failed to meet their respective targets and accordingly none of our named executive officers earned a payout for Fall performance. However, in connection with their recent employment with the Company, the Company agreed to guarantee Ms. Beauchamp's and Mr. Muto's Fall 2008 bonus, and accordingly they received a pro-rated payout for the Fall season, which guaranteed payments are provided in the table below. Amounts earned by our current named executive officers under the Performance Compensation Plan for each of the Spring and Fall seasons for fiscal year 2008 are provided in the table below.

Payments under Performance Management Plan for Fiscal Year 2008

	Amounts Earned based on Corporate Operating Profit Results		Amounts Earned based on Divisional Operating Profit Results	
	Spring	Fall	Spring	Fall
Kay Krill	$937,200	$ 0	$ N/A	$ N/A
Michael Nicholson	233,090	0	N/A	N/A
Christine Beauchamp	N/A	79,846	N/A	186,308
Gary Muto	N/A	42,577	N/A	99,346
Brian Lynch	95,023	0	162,386	0

Long-Term Cash Incentive Compensation—Long-Term Bonus under the Performance Compensation Plan

In fiscal year 2008, the Compensation Committee discontinued future cycles under the Company's 2004 Long-Term Cash Incentive Plan and established instead, for vice-presidents and above, a long-term cash incentive feature under the Performance Compensation Plan, the Restricted Cash Feature ("RCF"). Under the RCF, seasonal corporate operating profit targets are set at the same levels as those under the short-term cash incentive feature of the Plan, but any amounts earned for a season are banked and deferred until the end of the third fiscal year following that season. Consistent with our long-term key business objective of driving consistent net income growth, amounts banked during the three-year deferral period are adjusted by the average percentage increase or decrease, as the case may be, of the Company's corporate net income performance over the three-year deferral period. The RCF, like the 2004 Long-Term Cash Plan it replaced, contains a deferral feature, which the Committee believes is essential to align executive interests with the long-term performance of the Company. Also, as with the 2004 Long-Term Cash Plan, under the RCF, the executive must be employed by the Company at the end of the three-year deferral period in order to receive any cash bonus under the RCF, unless he or she has entered into a Confidentiality, Non-Solicitation and Non-Competition Agreement, as described below.

The Company exceeded its corporate operating profit target for the 2008 Spring season, and accordingly each of our current named executive officers who were participants at that time earned and banked amounts under the RCF for that season. No amounts, however, were earned for the 2008 Fall season, as the Company did not meet its operating profit target for that season. During fiscal year 2008, the seasonal "individual target payout" for Ms. Krill under the RCF was 51% of her base salary, for Ms. Beauchamp and Messrs. Muto and Lynch, 42.5% of their base salary and for Mr. Nicholson, 25% of his base salary.

While future cycles under the 2004 Long-Term Cash Plan were discontinued, two cycles remain under which payouts may be earned if the Company achieves the respective targets: the 2006-2008 and the 2007-2009 performance cycles. During fiscal year 2008, the Company did not achieve the one-year performance targets for the third year of the 2006-2008 cycle nor for the second year of the 2007-2009 performance cycle. Accordingly, none of the named executive officers will receive payment for fiscal year 2008 performance under those cycles. In addition, the Company did not achieve the three-year performance target for the 2006-2008 cycle. Amounts were banked, however, for fiscal years 2006 and 2007 under the 2006-2008 cycle and therefore the participating officers will receive a payout for those years in the Spring of 2009.

Long-Term Equity Incentive Compensation

In addition to long-term cash incentive compensation, the Compensation Committee also awards equity to its key executives. The Committee believes that stock options and restricted stock awards further align executives' interests with those of the Company's stockholders and incentivize management to focus on building long-term stockholder value. In March of 2008, the named executive officers who were employed by the Company at that time received their annual equity grant of stock options, time-vesting restricted stock and performance-vesting restricted stock. In addition, in July 2008, Messrs. Lynch and Nicholson received awards of 20,000 time-vesting stock options and 15,000 time-vesting stock options, respectively, in connection with additional responsibilities they assumed at that time. All stock options granted to our named executive officers in 2008 and in prior years are significantly underwater.

Performance-Vesting Restricted Stock

During fiscal year 2008, consistent with our performance-based compensation practices, in addition to granting time-based restricted stock and stock options to our named executive officers, we also granted performance-based restricted stock to Ms. Krill, Ms. Lazarus and Messrs. Nicholson and Lynch. The Compensation Committee made these performance-based equity grants to link more closely the compensation of these executives to the performance of the Company, as well as to make the equity component of their compensation competitive with that of executives holding comparable positions in our peer group. The performance goal applicable to these equity grants for fiscal year 2008 is operating earnings per share (EPS), excluding restructuring charges, and this goal was set at the middle of the range of the Company's operating EPS guidance for 2008, as publicly disclosed in the beginning of fiscal year 2008. For fiscal year 2008, the Company failed to meet the minimum operating EPS target and accordingly no performance shares vested in fiscal year 2008 for any of the applicable named executive officers.

A key difference between the performance restricted shares granted in fiscal year 2008 and those granted in prior years, was that for the 2008 grant, the Compensation Committee established a matrix with minimum and maximum thresholds for operating EPS performance and vesting of restricted stock with varying amounts in between. This change was implemented to better align executive compensation to the performance of the Company as it provides that if target operating EPS is exceeded, the executive is appropriately compensated for above-target performance and, similarly, if target operating EPS is missed by a relatively small amount, the executive still earns a portion of the shares.

Other Bonuses

From time to time, the Compensation Committee may exercise its discretion to approve additional bonuses both within and outside of the Performance Compensation Plan. In April of 2008, the Compensation Committee approved bonuses under the Performance Compensation Plan to certain executives who had key responsibility for achieving projected savings for the Company in connection with its strategic restructuring program launched that year. Under the terms of the award, in the event that at a minimum of $25 million in gross savings is achieved by the Company for fiscal year 2008, Ms. Krill would be entitled to receive a minimum of $300,000 and up to a cap of $450,000 that year, and each of Messrs. Nicholson and Lynch would be entitled to receive a minimum of $150,000 and up to a total of $225,000.

During fiscal year 2008, the Company exceeded its gross savings goal and accordingly Ms. Krill earned $450,000 and each of Messrs. Nicholson and Lynch, $225,000. These executives, however, have agreed to receive a portion of the bonus earned in 2008 in the form of restricted stock (instead of cash) with a one-year vesting period, consistent with the Company's objective to maintain a strong cash position. For 2009, the Company expects to continue to deliver savings pursuant to the strategic restructuring program and these executives would earn a bonus that year depending on the level of savings achieved.

In addition, to compensate Mr. Muto for a bonus from his previous employer he forfeited upon his joining the Company in November of 2008, the Committee also approved a sign-on bonus for Mr. Muto in the amount of $1,000,000 to be paid in 2009. Ms. Beauchamp was a consultant to the Company before she joined the Company in August 2008, and accordingly she received consulting fees for her services. These amounts are reflected in the Summary Compensation Table of this proxy statement.

Equity Grant Policy

We generally make our annual equity grants to our named executive officers at the regularly scheduled Compensation Committee meeting held in March of each year after the final results of the prior year's performance are determined. We also make grants during other times of the year when required for new hires, promotions and other business reasons. In determining the timing of equity grants, the Committee only considers valid business purposes.

The grant date of an equity award is determined as described below:

(i) if the award was approved at the regularly scheduled Compensation Committee meeting held in March, the later of the (a) second business day following the public release of the Company's fiscal year-end results, and (b) March Compensation Committee meeting;

(ii) if the award was approved at another regularly scheduled or special meeting of the Compensation Committee, the date of that meeting;

(iii) if the award was approved by having each Compensation Committee member sign a document containing the terms of the award, the date the last signature is received by the Company; and

(iv) if the award was made by the Chief Executive Officer under authority delegated to her by the Compensation Committee, the date that she signs a writing containing the key terms of the grant.

Notwithstanding the foregoing, if the award was made in connection with a new hire, the grant date is the start date of employment of such person. In addition, if a grant date in any of clauses (ii)-(iv) above falls during a "Blackout Period" established under the Company's trading policy, then the grant date will be the second business day following the end of the Blackout Period during which the award was made.

The exercise price for stock options is the fair market value of the Company's common stock on the grant date, which is set as the closing price per share of the common stock on the New York Stock Exchange for the trading day immediately preceding the grant date. As a result, the options do not have any intrinsic value to the executive unless the market price of the common stock rises.

Change in Control and other Termination Events

Under the terms of the Company's equity plans, special severance plan and employment agreements, certain of our named executive officers are entitled to compensation and benefits upon the occurrence of specific events, including a Change in Control and termination of the executive's employment without Cause (as such terms are defined in the applicable document). The terms of these arrangements, as well as an estimate of the payments that would have been made to the executive if such events would have occurred at the end of the Company's fiscal year 2008, are described in detail in the section entitled "Executive Compensation—Payments and Entitlements Upon Change in Control and Other Termination Events."

Severance

The Company has an employment agreement with Ms. Krill, which was entered into in connection with her becoming Chief Executive Officer in 2005. That agreement was amended in December 2008 to comply with the requirements of Section 409A of the Internal Revenue Code. This amendment did not materially revise any substantive provisions of her agreement. The employment agreement with Ms. Krill, as so amended, provides for payments to be made to her upon certain termination events, including a Change in Control of the Company (as defined under her employment agreement).

During fiscal year 2008, the Company entered into Confidentiality, Non-Solicitation of Associates and Non-Competition Agreements ("Non-Compete Agreements") with each of Messrs. Nicholson, Muto and Lynch and with Ms. Beauchamp and Ms. Lazarus. Under the Non-Compete Agreements, if the executive is terminated without Cause (and in the cases of Messrs. Muto and Lynch and Ms. Beauchamp, if they were to terminate their employment for Good Reason), he / she is entitled to receive severance in the amount of 18 months' base salary payable over 12 months, continued health and welfare benefits for 12 months ("base severance compensation"), as well as the bonuses payable under the Performance Compensation Plan based upon actual performance for the season (and in the case of Mr. Nicholson, based on targeted performance for the season) in which he or she was terminated. The executive is also entitled to receive any banked amounts under the RCF, in addition to any earned in the season in which he or she is terminated, which amounts are to be paid in accordance with the payment schedule of such feature of the Plan. In exchange for these benefits, the executive agrees to comply with certain non-competition, non-solicitation and confidentiality obligations. If Messrs. Muto, Lynch or Ms. Beauchamp were to resign other than for Good Reason, they would only be entitled to receive base severance compensation. If Mr. Nicholson were to resign, the Company could elect whether to enforce the non-competition provision for the full period and accordingly pay base severance compensation to him for the time period, if any, it chooses to enforce such provision. These agreements are further described in the "Payments and Entitlements upon Change in Control and other Termination Events" section of this proxy statement.

The current named executive officers, other than Ms. Krill, are also eligible to receive benefits under the Company's Special Severance Plan. Under this Plan, a participant is eligible to receive benefits if within two years after a Change in Control of the Company (as defined in the Special Severance Plan) there is a Qualifying Termination of their employment. A "Qualifying Termination" is either a termination of the executive's employment by the Company without Cause or a termination by the executive of his or her employment for Good Reason. A description of Ms. Krill's employment agreement and the Special Severance Plan is also provided in the "Payments and Entitlements upon Change in Control and other Termination Events" section of this proxy statement.

A key difference between Ms. Krill's arrangement under her employment agreement and that of the other current named executive officers under the Special Severance Plan is the requirement under the Special Severance Plan that a Change in Control occur prior to the occurrence of a Qualifying Termination before severance is paid to the executive under the Plan. Under Ms. Krill's arrangement, one year after a Change in Control and without the occurrence of an additional event, Ms. Krill has the right to terminate her employment (with or without any reason) and receive severance. We believe that the provision permitting Ms. Krill to receive severance benefits upon her voluntary resignation following a Change in Control is important in order to ensure that her economic interests would not be inconsistent with those of our shareholders in the period preceding a Change in Control and to ensure that she has a strong incentive not to voluntarily resign during the one-year period after a Change in Control.

Equity

In the case of equity granted in fiscal year 2008 to our current named executive officers, other than Ms. Krill, treatment of such awards upon a change in control of the Company or other termination events is subject to the terms of the Company's 2003 Equity Incentive Plan (the "2003 Equity Plan"). Under the 2003 Equity Plan, if the named executive officer's employment is terminated by reason of death, Disability or Retirement (as such terms are defined under the Plan), vested stock options remain exercisable for a period of three years following the termination event (or sooner if the options expire before then). All unvested stock options are forfeited. If the named executive officer is terminated for Cause (as defined under the Plan) or the executive voluntarily leaves his or her employment, all stock options granted to such executive terminate on the day following termination. If the named executive officer's employment is terminated for any reason other than those provided above, only the stock options that are exercisable on the date of such termination may be exercised for a period of up to three months following the termination event. For restricted stock, if the named executive officer's employment is terminated for any reason, all restricted stock granted to such executive that has not vested by the date of termination is forfeited by the executive. Upon a change in control of the Company, all stock options and restricted stock granted to the named executive officer automatically vest.

Under Ms. Krill's employment agreement, if Ms. Krill's employment is terminated by the Company without Cause, by her for Good Reason, due to Disability (as defined in her employment agreement) or if her employment agreement expires as a result of the Company not renewing her employment agreement at the end of the term, all time-vesting stock options and restricted stock granted to Ms. Krill on or after October 1, 2005 will fully vest, and Ms. Krill will be entitled to exercise such stock options for a period of up to three years following any such event, provided that such options have not expired before the end of that period. However, while Ms. Krill's previous employment agreement with the Company provided that performance-based equity awards would fully vest upon similar termination events (except in the case of Disability), the Compensation Committee decided that it would be in the Company's and shareholders' best interests to limit accelerated vesting of future awards under her new employment agreement. As a result, under her current agreement, only that portion of the performance-based restricted stock that is eligible to vest on March 15 following the end of the fiscal year of termination will vest (and then only on a pro rata basis), other than in the case of a Change in Control. All equity awards granted to Ms. Krill under her employment agreement will vest upon a Change in Control and will become exercisable in accordance with the equity plans and award agreements under which such awards were granted.

Different meanings are assigned to the various terms giving rise to benefits and entitlements under Ms. Krill's employment agreement, the 2003 Equity Plan and the Special Severance Plan. One difference among the documents is the definition of "Change in Control." For example, under Ms. Krill's employment agreement, "Change in Control" is defined as set forth in the 2003 Equity Plan, except that if Ms. Krill's termination occurs prior to a Change in Control but during the pendency of a Potential Change in Control, the date of termination will be deemed as having occurred after a Change in Control. A Potential Change in Control (as defined in the "Payments and Entitlements Upon Change in Control and Other Termination Events" section of this proxy statement) may be triggered by an entity's acquisition of 15% of the Company's common stock. Under the Special Severance Plan, the trigger for a Change in Control would occur by an acquisition of 30% of the Company's common stock. Under the 2003 Equity Plan, a merger in which the Company represents 80% or less of the common stock of the surviving entity would trigger a change in control, while under the Special Severance Plan, the Company would need to represent less than 50%. These differences, among others, occur as a result of historical circumstances and individual negotiations with our Chief Executive Officer.

Former President of AnnTaylor Division

Ms. Lazarus separated from the Company, effective August 12, 2008. In connection with her separation and consistent with the terms of her Non-Compete Agreement, Ms. Lazarus is entitled to receive 18 months of her base salary over a 12-month period, as well as health and welfare benefits during that period, provided she complies with the confidentiality, non-solicitation and non-compete provisions of the Agreement. Any unvested restricted stock and stock options previously granted to Ms. Lazarus were forfeited.

Tax and Accounting Considerations

In making its compensation decisions, the Compensation Committee considers the accounting and income tax impact on the Company of its decisions, including the potential non-deductibility of certain compensation. In doing so, the Committee strives to strike an appropriate balance between designing appropriate and competitive compensation packages for its executives while also maximizing the deductibility of such compensation and ensuring that any accounting consequences to the Company are appropriately reflected in its financial statements.

Section 162(m) of the Internal Revenue Code generally disallows deductions to publicly traded companies for compensation paid to its named executive officers (excluding the chief financial officer) in excess of $1.0 million in a taxable year, with certain exceptions for qualified "performance-based compensation." Time-vesting shares of restricted stock granted to our named executive officers during fiscal year 2008 did not qualify as performance-based compensation under Section 162(m). Similarly, Ms. Beauchamp's and Mr. Muto's guaranteed Fall 2008 bonuses under the Performance Compensation Plan do not constitute performance-based compensation under Section 162(m). For those types of compensation that could qualify as performance-based compensation, the Company attempted to meet the qualification requirements.

SUMMARY COMPENSATION TABLE FOR FISCAL YEAR 2008

The table below sets forth the total compensation paid or earned during the fiscal year ended January 31, 2009 by (i) the Company's Chief Executive Officer and Chief Financial Officer, (ii) the Company's three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer who were serving as executive officers as of January 31, 2009, and (iii) each other person who was an executive officer of the Company during fiscal year 2008, who as of January 31, 2009, no longer served as an executive officer of the Company and whose total compensation would have placed such person among the Company's most highly compensated executive officers (each such executive officer, a "named executive officer"). For a description of any employment agreements between the Company and any named executive officers, see the "Compensation Discussion and Analysis" and the "Payments and Entitlements upon Change in Control and other Termination Events" sections of this proxy statement.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (a)	Option Awards ($) (a)	Non-Equity Incentive Plan Compensation ($) (b)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (c)	All Other Compensation ($) (d)	Total ($)
Kay Krill	2008	$1,183,333	$ —	$2,553,183	$2,054,870	$1,888,961	$ —	$ 164,077	$ 7,844,424
President, Chief Executive	2007	1,083,333	—	3,175,300	2,392,008	82,500	23,569	100,493	6,857,203
Officer and Director	2006	1,000,000	—	7,259,581	1,781,394	1,495,000	22,093	120,622	11,678,690
Michael Nicholson (e)	2008	570,292	—	126,203	152,332	468,338	—	8,775	1,325,940
Executive Vice President and	2007	196,875	150,000	27,604	28,737	8,978	—	105	412,299
Chief Financial Officer	2006	—	—	—	—	—	—	—	—
Christine Beauchamp (f)	2008	378,974	—	102,381	83,610	266,154	—	750,000	1,581,119
President, AnnTaylor Stores	2007	—	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	—
Gary Muto (g)	2008	201,346	1,000,000(h)	24,447	11,797	141,923	—	—	1,379,513
President, AnnTaylor Loft	2007	—	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	—
Brian Lynch	2008	657,084	—	263,617	328,180	683,030	—	39,494	1,971,405
President, AnnTaylor Factory	2007	545,417	—	202,408	205,356	301,788	14,915	4,713	1,274,597
	2006	482,898	50,000	199,754	123,306	439,600	15,401	4,029	1,314,988
Adrienne Lazarus (i)	2008	369,519	—	424,454	478,459	508,006	—	1,218,723	2,999,161
Former President, AnnTaylor	2007	662,500	—	417,041	431,721	81,405	18,814	5,190	1,616,671
Stores	2006	570,017	100,000	480,178	297,636	433,310	8,786	4,132	1,894,059

(a) The amounts in these columns reflect the dollar amount of awards pursuant to the Company's equity incentive plans recognized as compensation expense for financial statement reporting purposes for the fiscal year ended January 31, 2009 in accordance with Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, as interpreted by SEC Staff Accounting Bulletin No. 107, ("SFAS No. 123(R)") and thus may include amounts related to awards granted in and prior to 2008. Assumptions used in the calculation of these amounts for fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007 are included in footnote 8 to the Company's audited financial statements for the fiscal year ended January 31, 2009 in the Company's Annual Report on Form 10-K. During fiscal year 2008, Ms. Krill, Mr. Lynch and Ms. Lazarus forfeited 108,334, 3,000 and 5,000 performance-vesting restricted shares, respectively, scheduled to vest in March of 2008 because the Company did not achieve the performance targets associated with those shares. Ms. Krill and Messrs. Nicholson and Lynch will also forfeit 16,317, 3,333 and 6,666 performance-vesting restricted shares, respectively, scheduled to vest in April of 2009 because the Company did not achieve the fiscal year 2008 performance target associated with those shares. In addition, Ms. Lazarus forfeited 42,500 shares of time-vesting restricted stock, 20,000 shares of performance-vesting restricted stock, and 112,500 unvested stock options in connection with her separation from the Company.

(b) Reflects amounts earned by the named executive officers under the Company's Performance Compensation Plan. For fiscal year 2008, the amounts for Ms. Krill and Messrs. Nicholson and Lynch do not include $367,989, $183,994 and $183,994, respectively, they earned for part of the strategic restructuring program bonus, which they elected to receive in the form of restricted stock (see the section entitled "Other Bonuses" under the Compensation Discussion and Analysis ("CD&A") section of this proxy statement). For fiscal year 2008, the amount for Ms. Krill includes $937,200 for the Spring 2008 bonus, $869,750 for the Restricted Cash Feature ("RCF") related to the Spring 2008 season and $82,011 for the strategic restructuring bonus. For Mr. Nicholson, the amount reflects $233,090 for the Spring 2008 bonus, $194,242 for the RCF related to the Spring 2008 season, and $41,006 for the strategic restructuring program bonus. For Ms. Beauchamp and Mr. Muto the amounts reflect the Fall 2008 bonuses, which were guaranteed in connection with their recent employment with the Company. For Mr. Lynch, the amount reflects $257,409 for the Spring 2008 bonus, $384,615 for the RCF related to the Spring 2008 season, and $41,006 for the strategic restructuring program bonus. For Ms. Lazarus, the amount reflects $100,643 for the Spring 2008 bonus and $407,363 for the RCF related to the Spring 2008 season. For fiscal year 2008, there were no earnings under the Company's Long-Term Cash Incentive Plan since the Company did not achieve the relevant performance goals associated with this Plan. See the CD&A for a description of the Performance Compensation Plan (including the RCF and the strategic restructuring program bonus) and the Long-Term Cash Incentive Plan.

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(c) Fiscal year 2008 pension earnings for our named executive officers who were eligible to participate were negative and were as follows: Ms. Krill, ($17,307) and Mr. Lynch, ($4,845).

(d) For Ms. Krill, this represents $39,374 for car service, $24,586 for reimbursement of taxes in connection with car service, $15,080 in life insurance premiums paid by the Company on her behalf, and $10,725 and $72,225 in contributions made by the Company under its 401(k) savings and non-qualified deferred compensation plans, respectively, on her behalf. The remaining amounts for Ms. Krill represent compensation in the form of executive wellness and group personal liability insurance. For Mr. Nicholson, the amount represents contributions made by the Company on his behalf to the Company's 401(k) savings and non-qualified deferred compensation plans, in addition to life insurance premiums paid by the Company on his behalf. For Mr. Lynch, the amount represents $10,744 and $28,750 in contributions made by the Company on his behalf to the Company's 401(k) savings and non-qualified deferred compensation plans, respectively, in addition to life insurance premiums paid by the Company on his behalf. For Ms. Beauchamp, the amount represents fees paid to her by the Company for strategic consulting services she rendered to the Company prior to joining the Company.

(e) Mr. Nicholson joined the Company on September 17, 2007.

(f) Ms. Beauchamp joined the Company on August 12, 2008. From April 2008 to August 2008, she provided consulting services to the Company.

(g) Mr. Muto joined the Company on November 11, 2008.

(h) This amount represents a sign-on bonus paid to Mr. Muto to compensate him for a bonus from his previous employer he forfeited upon his joining the Company.

(i) Ms. Lazarus separated from the Company, effective August 12, 2008. For 2008, the amount for Ms. Lazarus under the "All Other Compensation" column of the table includes $1,162,500 in severance payments payable over a 12-month period, $30,000 in outplacement services, other benefits she is entitled to receive under her severance agreement as described in the CD&A, and contributions made by the Company on her behalf under the Company's 401(k) savings and non-qualified deferred compensation plans.

The table below provides information on cash incentives, stock options and restricted stock granted in fiscal year 2008 to each of the Company's named executive officers. See the CD&A for a description of the formula and criteria for determining amounts payable to our named executive officers under the Long-Term Cash Incentive Plan and the Performance Compensation Plan, including the Restricted Cash Feature ("RCF") and the strategic restructuring program bonus under such Plan.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2008

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Stock Price at Close of Market on Date of Grant	Grant Date Fair Value of Stock and Option Awards
Name	**Plan Name**	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)(a)**	**Target (#)(a)**	**Maximum (#)(a)**	**(#)(b)**	**(#)(b)**	**($/Sh)(c)**	**($/Sh)(c)**	**($) (d)**
Kay Krill	2003 Equity Incentive Plan	3/13/08	—	—	—	—	—	—	49,000	—	—	—	1,185,310(e)
		3/13/08	—	—	—	—	—	—	—	143,133	24.19	23.90	1,261,002
		4/25/08	—	—	—	36,750	49,000	61,250	—	—	—	—	1,248,520(e)
	Performance Compensation Plan												
	• *Seasonal Bonus*	3/12/08	396,000	1,320,000	2,640,000	—	—	—	—	—	—	—	—
	• *RCF*	3/12/08	367,500	1,225,000	2,450,000	—	—	—	—	—	—	—	—
	• *Strategic Restructuring*	4/25/08	0	600,000	900,000	—	—	—	—	—	—	—	—
Michael Nicholson	2003 Equity Incentive Plan	3/12/08	—	—	—	—	—	—	10,000				239,200(f)
		3/12/08	—	—	—	—	—	—	—	30,000	23.92	24.19	261,300
		4/25/08	—	—	—	7,500	10,000	12,500	—				254,800(f)
		7/10/08	—	—	—	—	—	—	—	15,000	23.22	21.22	132,000
	Performance Compensation Plan												
	• *Seasonal Bonus*	3/12/08	103,244	344,148	688,296	—	—	—	—	—	—	—	—
	• *RCF*	3/12/08	86,037	286,790	573,580	—	—	—	—	—	—	—	—
	• *Strategic Restructuring*	4/25/08	0	300,000	450,000	—	—	—	—	—	—	—	—
Christine Beauchamp	2003 Equity Incentive Plan	8/12/08	—	—	—	—	—	—	25,000	—	—	—	650,000(g)
		8/12/08	—	—	—	—	—	—	—	50,000	26.00	25.85	531,000
	Performance Compensation Plan												
	• *Seasonal Bonus*	8/12/08	79,846	266,154	532,308	—	—	—	—	—	—	—	—
	• *RCF*	8/12/08	96,956	323,187	646,374	—	—	—	—	—	—	—	—
Gary Muto	2003 Equity Incentive Plan	11/11/08	—	—	—	—	—	—	55,000	—	—	—	439,450(h)
		11/11/08	—	—	—	—	—	—	—	65,000	7.99	7.35	212,068
	Performance Compensation Plan												
	• *Seasonal Bonus*	11/11/08	42,577	141,923	283,846	—	—	—	—	—	—	—	—
	• *RCF*	11/11/08	51,700	172,335	344,670	—	—	—	—	—	—	—	—
Brian Lynch	2003 Equity Incentive Plan	3/12/08	—	—	—	—	—	—	20,000	—	—	—	478,400(i)
		3/12/08	—	—	—	—	—	—	—	70,000	23.92	24.19	609,700
		4/25/08	—	—	—	15,000	20,000	25,000	—	—	—	—	509,600(i)
		7/10/08	—	—	—	—	—	—	—	20,000	23.22	21.22	176,000
	Performance Compensation Plan												
	• *Seasonal Bonus*	3/12/08	140,417	468,058	936,116	—	—	—	—	—	—	—	—
	• *RCF*	3/12/08	170,507	568,356	1,136,712	—	—	—	—	—	—	—	—
	• *Strategic Restructuring*	4/25/08	0	300,000	450,000	—	—	—	—	—	—	—	—

(footnotes on next page)

(footnotes to table)

(a) These awards vest in three equal installments on each of April 25, 2009, 2010 and 2011, in each case, only if the Company meets performance targets. For 2008, the Company did not meet the minimum performance target associated with those shares and accordingly the shares scheduled to vest for 2008 performance were forfeited.

(b) These awards vest in equal installments on each of the first four anniversaries of the respective grant date, except for Ms. Beauchamp whose awards vest in equal installments on each of the first three anniversaries of the grant date. The 35,000 time-vesting stock options and 10,000 time-vesting restricted shares granted to Ms. Lazarus on March 12, 2008, and 10,000 performance-vesting restricted shares granted to her on April 25, 2008 were forfeited by Ms. Lazarus upon her separation from the Company on August 12, 2008.

(c) Under the Company's equity incentive plans, the exercise price for stock options is set at the closing price per share of the Company's common stock on the New York Stock Exchange for the trading day immediately preceding the grant date.

(d) Amounts set forth in the stock and option award columns represent the aggregate grant date fair value computed in accordance with SFAS No. 123(R) based on the assumptions set forth in the Company's financial statements and footnotes for fiscal year 2008. However, based on the Company's current stock price, all option awards granted to our named executive officers during fiscal year 2008 (and in previous years) are significantly underwater.

(e) As of January 31, 2009, the Company's 2008 fiscal year end, the market value of these shares was $241,080.

(f) As of January 31, 2009, the Company's 2008 fiscal year end, the market value of these shares was $49,200.

(g) As of January 31, 2009, the Company's 2008 fiscal year end, the market value of these shares was $123,000.

(h) As of January 31, 2009, the Company's 2008 fiscal year end, the market value of these shares was $270,600.

(i) As of January 31, 2009, the Company's 2008 fiscal year end, the market value of these shares was $98,400.

The following table shows the number of shares of the Company's common stock covered by exercisable and unexercisable options and unvested time-vesting and performance-vesting restricted stock held by the Company's named executive officers on January 31, 2009.

OUTSTANDING EQUITY AWARDS AT 2008 FISCAL YEAR-END

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (n)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (n)
Kay Krill	22,500	—	—	$12.01	March 14, 2011	—	$—	—	$—
	33,750	—	—	13.27	May 3, 2011	—	—	—	—
	28,125	—	—	16.87	January 29, 2012	—	—	—	—
	52,500	—	—	12.71	March 11, 2013	—	—	—	—
	150,000	—	—	26.45	January 29, 2014	—	—	—	—
	52,500	—	—	30.12	March 8, 2014	—	—	—	—
	150,000	—	—	22.27	November 4, 2014	—	—	—	—
	36,562	12,188(a)	—	25.58	March 15, 2015	—	—	—	—
	200,000	—	—	28.49	November 17, 2015	—	—	—	—
	50,000	50,000(b)	—	35.49	March 8, 2016	—	—	—	—
	45,000	135,000(c)	—	35.28	March 15, 2017	—	—	—	—
	—	143,133(d)	—	24.19	March 13, 2018	—	—	—	—
	—	—	—	—	—	4,125(a)	20,295	—	—
	—	—	—	—	—	20,000(b)	98,400	—	—
	—	—	—	—	—	18,750(c)	92,250	—	—
	—	—	—	—	—	49,000(d)	241,080	—	—
	—	—	—	—	—	—	—	66,667(e)	328,002
	—	—	—	—	—	—	—	16,667(f)	82,002
	—	—	—	—	—	—	—	49,000(g)	241,080
Michael Nicholson	6,750	20,250(h)	—	32.36	September 17, 2017	—	—	—	—
	—	30,000(i)	—	23.92	March 12, 2018	—	—	—	—
	—	15,000(j)	—	23.22	July 10, 2018	—	—	—	—
	—	—	—	—	—	6,750(h)	33,210	—	—
	—	—	—	—	—	10,000(i)	49,200	—	—
	—	—	—	—	—	—	—	10,000(g)	49,200
Christine Beauchamp	—	50,000(k)	—	26.00	August 12, 2011	—	—	—	—
	—	—	—	—	—	25,000(k)	123,000	—	—
Gary Muto	—	65,000(l)	—	7.99	November 11, 2018	—	—	—	—
	—	—	—	—	—	55,000(l)	270,600	—	—
Brian Lynch	18,750	—	—	27.09	May 24, 2014	—	—	—	—
	5,000	2,500(a)	—	25.58	March 15, 2015	—	—	—	—
	7,500	7,500(b)	—	35.49	March 8, 2016	—	—	—	—
	6,750	20,250(m)	—	35.86	March 14, 2017	—	—	—	—
	—	70,000(i)	—	23.92	March 12, 2018	—	—	—	—
	—	20,000(j)	—	23.22	July 10, 2018	—	—	—	—
	—	—	—	—	—	1,250(a)	6,150	—	—
	—	—	—	—	—	3,000(b)	14,760	—	—
	—	—	—	—	—	6,750(m)	33,210	—	—
	—	—	—	—	—	20,000(i)	98,400	—	—
	—	—	—	—	—	—	—	6,000(f)	29,520
	—	—	—	—	—	—	—	20,000(g)	98,400

(footnotes on next page)

(footnotes to table)

(a) This award vests on March 15, 2009.

(b) This award vests in two equal installments on each of March 8, 2009 and 2010.

(c) This award vests in three equal installments on each of March 15, 2009, 2010 and 2011.

(d) This award vests in four equal installments on each of March 13, 2009, 2010, 2011 and 2012.

(e) This award scheduled to vest on March 15, 2009 was forfeited because the Company did not meet the performance target associated with such shares.

(f) This award vests in two equal installments on each of March 15, 2009 and 2010, in each case, only if the Company meets the performance target associated with such shares. The tranche scheduled to vest on March 15, 2009 was forfeited because the Company did not meet the performance target associated with such shares.

(g) This award vests in three equal installments on each of April 25, 2009, 2010 and 2011, in each case, only if the Company meets the performance target associated with such shares. The tranche scheduled to vest on April 25, 2009 will be forfeited because the Company did not meet the performance target associated with such shares.

(h) This award vests in three equal installments on each of September 17, 2009, 2010 and 2011.

(i) This award vests in four equal installments on each of March 12, 2009, 2010, 2011 and 2012.

(j) This award vests in four equal installments on each of July 10, 2009, 2010, 2011 and 2012.

(k) This award vests in three equal installments on each of August 12, 2009, 2010 and 2011.

(l) This award vests in four equal installments on each of November 11, 2009, 2010, 2011 and 2012.

(m) This award vests in three equal installments on each of March 14, 2009, 2010 and 2011.

(n) The amounts in this column represent the number of shares outstanding for the named executive officer at the Company's 2008 fiscal year end multiplied by the Company's 2008 fiscal year end stock price of $4.92.

The table below shows the number of shares of the Company's common stock acquired by each named executive officer during fiscal year 2008 upon the exercise of stock options and vesting of restricted stock.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2008

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Kay Krill	—	$ —	94,917	$2,015,221
Michael Nicholson	—	—	2,250	54,090
Christine Beauchamp	—	—	—	—
Gary Muto	—	—	—	—
Brian Lynch	—	—	10,625	261,261
Adrienne Lazarus	45,000	157,229	16,875	409,223

PENSION BENEFITS

The table below shows the present value of accumulated benefits payable to each of the named executive officers and the number of years of service credited to each such named executive officer under the AnnTaylor Inc. Pension Plan ("Pension Plan") determined using interest rate and mortality assumptions consistent with those used in the Company's financial statements.

PENSION BENEFITS FOR FISCAL YEAR 2008

Name	PLAN NAME	Number of Years of Credited Service at end of Fiscal Year 2008	Present Value of Accumulated Benefits at end of Fiscal Year 2008 ($)	Payments during Fiscal Year 2008 ($)
Kay Krill	AnnTaylor Inc. Pension Plan	12.25	$191,927	$ —
Michael Nicholson	AnnTaylor Inc. Pension Plan	—	—	—
Christine Beauchamp	AnnTaylor Inc. Pension Plan	—	—	—
Gary Muto	AnnTaylor Inc. Pension Plan	—	—	—
Brian Lynch	AnnTaylor Inc. Pension Plan	2.34	42,195	—
Adrienne Lazarus	AnnTaylor Inc. Pension Plan	14.75	—	106,408

The Pension Plan is a tax-qualified retirement plan that was generally available to all eligible employees upon completion of a 12-month period during which the employee completed 1,000 hours of service. Effective October 1, 2007, the Pension Plan was amended to eliminate future benefit accruals for all employees. Prior to October 1, 2007, the following provisions applied:

Benefits under the Pension Plan are determined as follows:

(a) For participants with ten years or less of service with the Company:

  (i) 1.25% of Compensation (as defined below) for the calendar year up to the Social Security Wage Base (which for 2007 was $97,500), plus

  (ii) 1.60% of Compensation for the calendar year in excess of the Social Security Wage Base.

(b) For participants with more than ten years of service, the sum of (i) and (ii) below:

  (i) For the first ten years of service with the Company:

    1) 1.25% of Compensation for the calendar year up to the Social Security Wage Base, plus

    2) 1.60% of Compensation for the calendar year in excess of the Social Security Wage Base, plus

  (ii) For years of service in excess of ten years:

    1) 1.60% of Compensation for the calendar year up to the Social Security Wage Base, plus

    2) 1.95% of Compensation for the calendar year in excess of the Social Security Wage Base.

Participants do not accrue benefits under the Pension Plan for any years of service in excess of 35 years of service with the Company or for service after October 1, 2007.

"Compensation" is defined as W-2 earnings reported for a calendar year, excluding any severance pay, equity grants, moving allowance, car allowance, certain imputed income, or other similar payments, but including pre-tax contributions to a cafeteria plan, a transportation fringe benefit plan or a 401(k) plan. The maximum amount taken into account was $225,000, the Internal Revenue Code ("IRC") limit for 2007.

Benefits under the Pension Plan are payable as a lifetime annuity or under a variety of other payment forms, including a lump sum distribution. Benefits are payable, at the election of the participant:

- at the normal retirement age of 65;
- upon early retirement after age 55; or
- upon termination of employment.

For a participant under the Pension Plan to receive any benefits, he or she must have been employed for at least five years by the Company. Full benefits are payable at the normal retirement age of 65. If the participant retires between the ages of 55 and 65, the amount of benefits is reduced to reflect the additional years of pension payments. If the participant retires at age 55, he or she will be entitled to 60% of the accrued benefits. If the participant elects to commence payments upon termination of his or her employment with the Company prior to age 55, the benefit will be payable in a lump sum (or as an annuity, at the election of the participant) and will be reduced to the actuarial equivalent of the benefit payable at age 65.

The present value of accumulated benefits at January 31, 2009 provided in the table above is determined based on the accrued plan benefit at that date and assumes the following:

- the named executive officer will retire from the Company at age 65, the plan's normal retirement age;
- the named executive officer will receive his or her payments in the form of a lump-sum; and
- the present value of the lump-sum payment is calculated using a discount rate of 6.75% for pre-retirement years (with retirement assumed at age 65) while the discount rate for post-retirement years is based on the January 2009 rates of 5.20% for the first 5 years, 6.80% for the next 15 years, and 6.31% for years after 20 years, blended with the 30-year Treasury rate of 3.80% as prescribed by IRC Section 417(e)(3). This is consistent with the assumptions used for financial reporting purposes.

For calculation of the changes in pension value set forth in the Summary Compensation Table above, the present value of accumulated benefits at February 2, 2008 (the end of the Company's 2007 fiscal year) is determined using the same assumptions and methodologies described above, except that the discount rate of 5.80% is applied to pre-retirement years and the discount rate for post-retirement years is based on the January 2008 rates of 4.39% for the first 5 years, 6.01% for the next 15 years, and 6.72% for years after 20 years, blended with the 30-year Treasury rate of 4.33% as prescribed by IRC Section 417(e)(3).

Credited service under the Pension Plan is different from the participant's actual years of service with the Company. Before October 1, 2007, credited service for benefit accruals under the Pension Plan begins the first of the month following the completion of one year of service with the Company. Credited service is frozen as of September 30, 2007.

NONQUALIFIED DEFERRED COMPENSATION

Under the Company's Non-Qualified Deferred Compensation Plan ("Deferred Compensation Plan"), certain executives, including the named executive officers, may defer up to 50% of his or her salary as well as up to 100% of awards earned under the Management Performance Compensation Plan during the calendar year.

Under the Deferred Compensation Plan, beginning on the anniversary of the executive's date of hire, the Company will match the amount of the base and bonus compensation deferred by the executive during the Plan year minus the Internal Revenue Code Section 401(a)(17) qualified plan compensation limit as indexed on an annual basis ("Eligible Compensation"). If an executive elects to defer up to 3% of his or her Eligible Compensation, the Company matches 100% of the deferral. If an executive elects to defer more than 3% of his or her Eligible Compensation, the Company matches amounts deferred over 3% and up to 6% of Eligible Compensation at a rate of 50%. The amounts deferred by the executive and credited under the executive's deferred compensation account are at all times fully vested. The Company's matching deferral credited to an executive's deferred compensation account vests upon the second anniversary of the executive's date of hire, or earlier upon a Change in Control. The definition of "Change in Control" is discussed in the "Payments and Entitlements Upon Change in Control and Other Termination Events" section of this proxy statement.

Amounts held under the Deferred Compensation Plan (including amounts under the prior deferred compensation plan described below) may be invested by the executive through participation in certain mutual funds made available under the Deferred Compensation Plan.

The Deferred Compensation Plan provides for payments in compliance with Section 409A of the Internal Revenue Code ("Section 409A"). Accordingly, six months after the date of an executive's separation from service, an executive is entitled to receive, in a single lump sum cash payment, the vested amounts credited in his or her deferred compensation account. If the separation from service takes place after the executive's normal or early retirement date, the executive may receive payments in installments in the form he or she elected prior to participation in the Plan.

If the executive's employment is terminated due to death or disability, the Company will pay to the executive or his or her estate, on the date of separation from service and in a single lump sum, the vested amount credited under his or her deferred compensation account. If the executive incurs a severe financial hardship caused by an accident, illness or similar extraordinary and unforeseeable emergency beyond the control of the executive, the executive may elect immediate payment of all or a portion of the vested amount credited to the executive's deferred compensation account, subject to Company authorization and compliance with Section 409A.

In addition, in the event of the occurrence of a Change in Control of the Company, the executive is entitled to receive in a single lump sum payment, the amounts then credited to his or her deferred compensation account as soon as practicable thereafter.

The Deferred Compensation Plan became effective January 1, 2008 and replaced a non-qualified deferred compensation plan that did not provide for matching employer contributions and under which executives could defer only up to 25% of base salary and 100% of bonus awards and would earn interest on the deferred amounts.

The table below provides, for each named executive officer, information relating to his or her deferred compensation activity and balances, if any.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2008

Name	Executive contributions in Fiscal Year 2008 ($)	Company contributions in last Fiscal Year 2008 ($) (a)	Aggregate earnings in Fiscal Year 2008 ($)	Aggregate withdrawals/ distributions in Fiscal Year 2008 ($)	Aggregate balance at end of Fiscal Year 2008 ($) (b)
Kay Krill	$ 96,300	$ 72,225	$(71,314)	$ —	$172,704
Michael Nicholson	103,023	6,750	(26,741)	—	87,748
Christine Beauchamp	—	—	—	—	—
Gary Muto	—	—	—	—	—
Brian Lynch	38,333	28,750	(16,687)	—	50,396
Adrienne Lazarus	19,167	8,634	(92,055)	—	312,145(c)

(a) Any contributions reported in this column are reflected as compensation for the respective named executive officer in the "All Other Compensation" column of the Summary Compensation Table of this proxy statement.

(b) $1,036 of the aggregate balance for Ms. Krill and $4,513 of the aggregate balance for Ms. Lazarus was reported as compensation in the Summary Compensation Table in previous years.

(c) The amount for Ms. Lazarus was distributed to her in February 2009 in connection with her separation from the Company in fiscal year 2008.

PAYMENTS AND ENTITLEMENTS UPON CHANGE IN CONTROL AND OTHER TERMINATION EVENTS

The following is a description of the specific circumstances relating to termination of employment and Change in Control of the Company that will trigger payments to each current named executive officer and a calculation of the estimated payments to those officers as a result of the occurrence of such events had they occurred on January 31, 2009, the end of the Company's fiscal year. "Change in Control" is generally defined as (i) the acquisition of a substantial percentage of the Company's common stock (at least 20% under Ms. Krill's employment agreement and under the Company's 2003 Equity Incentive Plan, and at least 30% under the Company's Deferred Compensation Plan and the Special Severance Plan), (ii) a change in the majority of the Board of Directors, or (iii) certain reorganizations, mergers or consolidations involving the Company.

Kay Krill

The Company has an employment agreement with Ms. Krill, which was entered into in connection with her becoming Chief Executive Officer on October 1, 2005. While the initial term of the agreement ended on October 1, 2008, the term of the agreement automatically renews for additional one-year periods unless either party gives a timely non-renewal notice. Ms. Krill's employment agreement provides for payments to be made to Ms. Krill upon certain termination events, including a Change in Control of the Company.

Cash Compensation

Under Ms. Krill's employment agreement, if any of the following termination events (the "Termination Events") occurs:

- Ms. Krill's employment is terminated by the Company without "Cause" (generally defined as conviction for the commission of a felony; dishonesty; refusal to follow directions of the Board; gross nonfeasance; breach of confidentiality or restrictive covenant provisions; or certain other instances of willful misconduct);
- Ms. Krill's employment is terminated by Ms. Krill for "Good Reason" (as defined below);
- Ms. Krill's employment is terminated due to "Disability" (which entails her inability to perform her duties as a result of physical or mental incapacity for a period of six consecutive months); or
- the agreement expires as a result of the Company not renewing her employment agreement,

Ms. Krill is entitled to receive, in addition to medical and welfare benefits, cash severance (payable monthly) for a specified severance period (as described below) based on:

- her annual base salary, plus
- the average of her total bonuses (including her bonuses under the Performance Compensation Plan, including the Restricted Cash Feature ("RCF"), and the Long-Term Cash Incentive Plan) earned over the prior three fiscal years,

except that in the case of Disability, only her salary and the average of her annual bonuses under the Performance Compensation Plan will be used and any disability payments she would have received under the Company's disability plans would be deducted.

In the case of a termination due to Disability, the severance period is 18 months. In the other circumstances, the severance period is the longer of 18 months or the remainder of the term of her employment agreement, and she would also be entitled to outplacement services. In the event of Ms. Krill's Disability, after the 18-month severance period and until Ms. Krill reaches the age of 65, Ms. Krill would be entitled to receive payments under the Company's applicable short-term and long-term disability plans, which long-term disability payments may not be less than 60% of her annual base salary in effect on the date of termination.

During the term of Ms. Krill's employment agreement and for a period of 18 months following Ms. Krill's termination of employment with the Company (other than in the case of termination in connection with her death, termination by the Company for Cause or termination by Ms. Krill for other than Good Reason), the Company is required to maintain a supplemental life insurance policy on behalf of Ms. Krill. This policy provides for a death benefit to her beneficiary of no less than $7 million, the proceeds of which would be paid upon her death.

If following a Change in Control, Ms. Krill's employment is terminated without Cause or she terminates her employment for Good Reason, then instead of the cash severance described above, Ms. Krill is entitled to receive a lump sum cash severance payment equal to three times the sum of:

- her annual base salary, plus
- the average of her total bonuses earned over the prior three fiscal years.

If the Change in Control, however, does not constitute a change in control within the meaning of Section 409A of the Internal Revenue Code or if such termination occurs prior to the occurrence of a Change in Control but during the pendency of a Potential Change in Control, upon termination, Ms. Krill would be entitled to receive on a monthly basis for a period of 18 months, an amount equal to one-sixth of her annual base salary then in effect plus one-sixth of the average of her total bonuses earned over the prior three fiscal years. A "Potential Change in Control" will generally be deemed to have occurred if the Company or any person takes action which, if consummated, would constitute a Change in Control, any person acquires 15% or more of the Company's common stock, or the Board adopts a resolution declaring that a Potential Change in Control has occurred.

In addition, Ms. Krill has "Good Reason" to terminate her employment with the Company:

- upon a failure by the Company to comply with any material provision of her employment agreement which has not been cured within ten business days after notice of noncompliance has been given by Ms. Krill to the Company,
- upon action by the Company resulting in a diminution of Ms. Krill's title or authority,
- upon the Company's relocation of Ms. Krill's principal place of employment outside of the New York City metropolitan area,
- one year after a Change in Control, or
- upon the failure of the Company to obtain from a successor the assumption and agreement to perform the obligations under the employment agreement.

Equity Compensation

Upon a Termination Event, all time-vesting stock options and time-vesting restricted stock granted to Ms. Krill on or after October 1, 2005 will fully vest, and Ms. Krill is entitled to exercise these stock options for a period of up to three years following the Termination Event, provided that such options have not expired before the end of that period. While Ms. Krill's previous employment agreement with the Company had provided that performance-based equity awards would fully vest upon similar termination events (except in the case of Disability), the Compensation Committee imposed a limitation on the acceleration of vesting of performance-based restricted stock awards made on or after October 1, 2005. As a result, upon a Termination Event not involving a Change in Control, only that portion of these awards which is eligible to vest on March 15 following the end of the fiscal year of termination will vest (and then only on a pro rata basis).

In the case of a Change in Control, regardless of whether her employment is terminated, all equity awards granted to Ms. Krill will vest and will become exercisable in accordance with the equity plans and award agreements under which such awards were granted. Ms. Krill will also be entitled to a gross-up to compensate her for excise taxes applicable to Change in Control payments.

Restrictive Covenants

Ms. Krill is subject to non-solicitation and non-competition covenants during her employment, during the period in which she receives severance payments and, in the case where the Company terminates her employment for Cause or Ms. Krill terminates her employment without Good Reason, for the following 12 months.

See the "Non-Qualified Deferred Compensation" section of this proxy statement for deferred compensation benefits paid to Ms. Krill and the other named executive officers upon termination or Change in Control, if applicable.

The following table summarizes the amounts that would be payable to Ms. Krill upon the occurrence of the following termination events and/or Change in Control if such events and/or Change in Control were to have occurred on January 31, 2009 (the end of the Company's 2008 fiscal year):

2008 Potential Payments to Kay Krill upon the Occurrence of Certain Events

Component of Compensation	Executive's Voluntary Termination	Termination by the Company For Cause	Termination by the Executive For Good Reason	Termination by the Company Without Cause	Termination due to the Executive's Disability	Termination upon the Executive's Death	Change in Control of Company without the Executive's Termination	Change in Control of Company with the Executive's Termination
Cash Severance (base salary + bonus) . . .	—	—	$3,717,225	$3,717,225	$ 3,153,600	—	—	$7,434,450
Restricted Stock (a)—Accelerated . .	—	—	$ 901,382	$ 901,382	$ 881,087	$ 881,087	$1,103,105	$1,103,105
Stock Options (a)—Accelerated . .	—	—	—	—	—	—	—	—
Health & Welfare . . .	—	—	$ 17,119	$ 17,119	$ 17,119	—	—	$ 12,288
Other	—	—	—	—	$ 9,082,500(b)	$ 9,250,000(c)	—	$ 30,000(d)
Excise Tax Gross-Up	—	—	—	—	—	—	—	—
Total	—	—	$4,635,726	$4,635,726	$13,134,306	$10,131,087	$1,103,105	$8,579,843

(a) For the table above as well as for all the tables that follow in this section, the restricted stock value represents the number of shares outstanding for the executive multiplied by the Company's 2008 fiscal year end stock price of $4.92. For stock options, the value represents the number of the option shares outstanding for the executive multiplied by the difference between the Company's 2008 fiscal year end stock price and the option's exercise price. All stock options granted to our named executive officers in 2008 and in prior years are significantly underwater and have no intrinsic value, as reflected in the tables in this section.

(b) Represents payments under the Company's short-term and long-term disability plans that Ms. Krill would be entitled to receive after the initial 18-month severance period.

(c) Represents the death benefit payable to Ms. Krill's beneficiary under basic and supplemental life insurance policies.

(d) Represents the approximate value of outplacement services for one year.

Other Named Executive Officers

Confidentiality, Non-Solicitation of Associates and Non-Competition Agreements

During fiscal year 2008, the Company entered into Confidentiality, Non-Solicitation of Associates and Non-Competition Agreements ("Non-Compete Agreements") with each of our named executive officers other than Ms. Krill, who is subject to her employment agreement as described above. Under these Non-Compete Agreements, the executive agrees to comply with certain non-competition, non-solicitation and confidentiality obligations. If the executive is terminated by the Company without Cause (and in the cases of Messrs. Muto and Lynch and Ms. Beauchamp, if they were to terminate their employment for "Good Reason", as defined below), he or she is entitled to receive severance in the amount of 18 months' base salary payable over 12 months, continued health and welfare benefits for 12 months ("base severance compensation"), as well as the bonuses payable under the Performance Compensation Plan based upon actual performance for the season (and in the case of Mr. Nicholson, based on targeted performance for the season) in which he or she was terminated. The executive is also entitled to receive any banked amounts under the RCF, in addition to any RCF amounts earned in the season in which he or she is terminated, which amounts are payable in accordance with the payment schedule of such feature.

If Messrs. Muto, Lynch or Ms. Beauchamp were to resign other than for Good Reason, they would only be entitled to receive base severance compensation. If Mr. Nicholson were to resign, the Company could elect whether to enforce the non-competition provision for the full period and accordingly pay base severance compensation to him for the time period, if any, it chooses to enforce such provision.

Under the Non-Compete Agreements, "Good Reason" is generally defined as:

- action by the Company resulting in a diminution of the executive's title or responsibilities, including a change in the executive's reporting relationship so that he or she no longer reports to the CEO;
- the Company's relocation of the executive's principal place of employment outside of the New York City metropolitan area; or
- the Company's breach of any contractual agreements with the executive, provided the Company does not cure that breach within fourteen calendar days of notice from the executive.

"Cause" is defined as:

- conviction for the commission of any act or acts constituting a felony;
- action toward the Company involving dishonesty;
- refusal to abide by or follow reasonable written directions of the CEO, which does not cease within ten business days after such written notice;
- gross nonfeasance which does not cease within ten business days after written notice; or
- failure to comply with the confidentiality, non-competition and non-solicitation provisions of the Non-Compete Agreement or other willful conduct which is intended to have and does have a material adverse impact on the Company.

Special Severance Plan

In addition, our current named executive officers, other than Ms. Krill, are entitled to the benefits under the AnnTaylor Stores Corporation Special Severance Plan (the "Special Severance Plan"). Under the Special Severance Plan, the executive is entitled to receive cash severance upon the occurrence of a "Qualifying Termination" following a Change in Control of the Company. A "Qualifying Termination" includes a termination of the executive's employment by the Company without "Cause" or a termination by the executive of his or her employment for "Good Reason" at any time within two years following a Change in Control. "Cause" is defined as the

- willful and continued failure by the executive to substantially perform his or her duties with the Company (other than by reason of physical or mental capacity); or
- the conviction of the executive for the commission of a felony involving moral turpitude.

The executive has "Good Reason" to terminate his or her employment if any of the following occurs after a Change in Control:

- his or her duties or authority are diminished materially;

- the location of his or her place of employment has changed by more than fifty miles; or
- there has been a reduction in the executive's salary or bonus opportunity.

In the event of a Change in Control with a Qualifying Termination, the executive is entitled to receive a lump sum equal to 2.5 times his or her "Annual Compensation." "Annual Compensation" is the executive's current base salary plus the average of the annual bonuses earned by the executive over the prior three full fiscal years or, if higher, in the three years including the year in which the Qualifying Termination occurs. In addition, for a period of 30 months following the date of a Qualifying Termination, the executive is entitled to receive all Company-paid benefits under any group health plan and life insurance plan of the Company. Upon a Change in Control of the Company, in accordance with the terms of the Company's 2003 Equity Incentive Plan, all stock options and restricted stock granted to the named executive officer automatically vest.

Under the Special Severance Plan, in exchange for the severance benefits described above, the participant is required to sign a release in favor of the Company relating to all claims or liabilities of any kind with the Company. In addition, the executive is entitled to a gross-up payment to compensate him or her for excise taxes applicable to Change in Control payments.

Under the Company's disability plans, each of our named executive officers (other than Ms. Krill, whose arrangement is covered by her employment agreement) is entitled to receive, for the first 2.5 years following the date of disability, 100% of his or her base salary in effect on the date of disability and thereafter, depending on the nature of the disability, up to 60% of his or her base salary, not to exceed $12,500 per month, until he or she reaches the age of 65. The Company maintains on behalf of each executive a basic life insurance policy, the proceeds of which are payable upon the death of the executive. Of our current named executive officers, Ms. Krill, Messrs. Nicholson and Muto and Ms. Beauchamp have a supplemental life insurance policy, the premiums of which are not funded by the Company. Ms. Krill's policy is in addition to the supplemental life insurance policy maintained by the Company on her behalf pursuant to her employment agreement.

Assuming the occurrence of the following termination events and/or Change in Control of the Company on January 31, 2009 (the end of the Company's 2008 fiscal year), each current named executive officer will be entitled to receive payments set out in the respective tables below.

2008 Potential Payments to Mr. Nicholson upon the Occurrence of Certain Events

Component of Compensation	Executive's Voluntary Termination	Termination by the Company For Cause	Termination by the Executive For Good Reason	Termination by the Company Without Cause	Termination due to the Executive's Disability	Termination upon the Executive's Death	Change in Control of Company without the Executive's Termination	Change in Control of Company with Qualifying Termination
Cash Severance (base salary + bonus, if applicable)	$900,000(a)	—	—	$1,499,242(b)	—	—	—	$2,502,915
Restricted Stock— Accelerated	—	—	—	—	—	—	$131,610	$ 131,610
Stock Options— Accelerated	—	—	—	—	—	—	—	—
Health & Welfare ...	$ 11,568(a)	—	—	$ 11,568(b)	$ 11,568	—	—	$ 28,920
Other	—	—	—	—	$3,562,500(c)	$2,250,000(d)	—	—
Excise Tax Gross-Up	—	—	—	—	—	—	—	$1,068,228
Total	$911,568(a)	—	—	$1,510,810(b)	$3,574,068	$2,250,000	$131,610	$3,731,673

(a) Payable only if the Company elects to enforce for the full 12-month period the non-competition provisions of the Non-Compete Agreement.

(b) Payable pursuant to the executive's Non-Compete Agreement under which the executive is bound by non-competition provisions.

(c) Represents payments under the Company's short-term and long-term disability plans.

(d) Represents payments under basic and supplemental life insurance policies.

2008 Potential Payments to Ms. Beauchamp upon the Occurrence of Certain Events

Component of Compensation	Executive's Voluntary Termination	Termination by the Company For Cause	Termination by the Executive For Good Reason	Termination by the Company Without Cause	Termination due to the Executive's Disability	Termination upon the Executive's Death	Change in Control of Company without the Executive's Termination	Change in Control of Company with Qualifying Termination
Cash Severance (base salary + bonus, if applicable)	$1,200,000(a)	—	$1,466,154(a)	$1,466,154(a)	—	—	—	$2,665,385
Restricted Stock— Accelerated	—	—	—	—	—	—	$122,995	$ 122,995
Stock Options— Accelerated	—	—	—	—	—	—	—	—
Health & Welfare	$ 7,067(a)	—	$ 7,067(a)	$ 7,067(a)	$ 7,067	—	—	$ 17,667
Other	—	—	—	—	$4,482,500(b)	$2,250,000(c)	—	—
Excise Tax Gross-Up	—	—	—	—	—	—	—	$1,091,190
Total	$1,207,067(a)	—	$1,473,221(a)	$1,473,221(a)	$4,489,567	$2,250,000	$122,995	$3,897,237

(a) Payable pursuant to the executive's Non-Compete Agreement under which the executive is bound by non-competition provisions.

(b) Represents payments under the Company's short-term and long-term disability plans.

(c) Represents payments under basic and supplemental life insurance policies.

2008 Potential Payments to Mr. Muto upon the Occurrence of Certain Events

Component of Compensation	Executive's Voluntary Termination	Termination by the Company For Cause	Termination by the Executive For Good Reason	Termination by the Company Without Cause	Termination due to the Executive's Disability	Termination upon the Executive's Death	Change in Control of Company without the Executive's Termination	Change in Control of Company with Qualifying Termination
Cash Severance (base salary + bonus, if applicable)	$1,350,000(a)	—	$1,491,923(a)	$1,491,923(a)	—	—	—	$2,604,808
Restricted Stock— Accelerated	—	—	—	—	—	—	$270,600	$ 270,600
Stock Options— Accelerated	—	—	—	—	—	—	—	—
Health & Welfare	$ 10,749(a)	—	$ 10,749(a)	$ 10,749(a)	$ 10,749	—	—	$ 26,872
Other	—	—	—	—	$3,577,500(b)	$760,000(c)	—	—
Excise Tax Gross-Up	—	—	—	—	—	—	—	—
Total	$1,360,749(a)	—	$1,502,672(a)	$1,502,672(a)	$3,588,249	$760,000	$270,600	$2,902,280

(a) Payable pursuant to the executive's Non-Compete Agreement under which the executive is bound by non-competition provisions.

(b) Represents payments under the Company's short-term and long-term disability plans.

(c) Represents payments under the basic life insurance policy.

2008 Potential Payments to Mr. Lynch upon the Occurrence of Certain Events

Component of Compensation	Executive's Voluntary Termination	Termination by the Company For Cause	Termination by the Executive For Good Reason	Termination by the Company Without Cause	Termination due to the Executive's Disability	Termination upon the Executive's Death	Change in Control of Company without the Executive's Termination	Change in Control of Company with Qualifying Termination
Cash Severance (base salary + bonus, if applicable)	$1,050,000(a)	—	$1,659,615(a)	$1,659,615(a)	—	—	—	$3,070,083
Restricted Stock—Accelerated	—	—	—	—	—	—	$295,200	$ 295,200
Stock Options—Accelerated	—	—	—	—	—	—	—	—
Health & Welfare	$ 10,848(a)	—	$ 10,848(a)	$ 10,848(a)	$ 10,848	—	—	$ 27,120
Other	—	—	—	—	$350,000(b)	$750,000(c)	—	—
Excise Tax Gross-Up	—	—	—	—	—	—	—	$1,298,981
Total	$1,060,848(a)	—	$1,670,463(a)	$1,670,463(a)	$360,848	$750,000	$295,200	$4,691,384

(a) Payable pursuant to the executive's Non-Compete Agreement under which the executive is bound by non-competition provisions.

(b) Represents payments under the Company's short-term and long-term disability plans.

(c) Represents payments under the basic life insurance policy.

Adrienne Lazarus

Ms. Lazarus separated from the Company, effective August 12, 2008. In connection with her separation and consistent with the terms of her Non-Compete Agreement, Ms. Lazarus is bound by the confidentiality, non-solicitation and non-compete provisions of that agreement and is entitled to receive 18 months of her base salary over a 12-month period, as well as health and welfare benefits during that period. Any unvested restricted stock and stock options previously granted to Ms. Lazarus were forfeited. The amounts paid to Ms. Lazarus in connection with her separation are set forth in the Summary Compensation Table of this proxy statement.

DIRECTOR COMPENSATION

During fiscal year 2008, the Board reviewed non-employee director compensation and determined that no changes were necessary from the compensation levels in effect during the prior fiscal year. In its review, the Board considered compensation paid to directors at similarly situated companies and the time commitments required of the directors. On occasion, the Board may receive advice and recommendations from an outside compensation consultant regarding non-employee director compensation. Directors who are employees of the Company do not receive any compensation for serving on the Board of Directors of the Company.

In August of 2008, the Board determined that it would be appropriate for the Compensation Committee, instead of the Board, to review and approve non-employee director compensation annually, and, accordingly, the Committee assumed this new role.

Cash Compensation

During fiscal year 2008, directors, other than Ms. Krill, received the following cash fees:

- an annual fee of $40,000, payable in quarterly installments on February 1st, May 1st, August 1st and November 1st;
- an attendance fee of $1,500 per Board meeting for the fifth and any subsequent Board meetings attended by the director during the year; and
- an attendance fee of $1,500 per Board Committee meeting.

In addition, the Committee Chairs received the following fees:

- The Audit Committee Chair received an annual fee of $30,000;
- The Compensation Committee Chair received an annual fee of $20,000; and
- The Nominating and Corporate Governance Committee Chair received an annual fee of $20,000.

In addition to the applicable fees above, the Non-Executive Chairman of the Board also received an additional annual cash fee of $60,000.

Equity Compensation

Non-employee directors received an annual grant of restricted shares of the Company's common stock valued at $90,000 (rounded to avoid granting fractional shares) on the date of the 2008 Annual Meeting of Stockholders. The Non-Executive Chairman received an additional annual grant of restricted shares of the Company's common stock valued at $65,000, also on the date of the 2008 Annual Meeting of Stockholders. The number of shares granted to each such director was determined by using the fair market value of the common stock on the grant date (determined as the closing price on the preceding business day). The restricted shares of common stock vest on the date of the next annual meeting. Generally, a director will forfeit his or her unvested restricted shares if he or she ceases to be a director prior to such date.

A non-employee director joining the Board receives an initial grant of restricted shares of the Company's common stock valued at $150,000 on the grant date and vesting on the third anniversary thereof. The director will forfeit the unvested restricted shares if he or she ceases to be a director for any reason prior to the third anniversary of the date of grant. During fiscal year 2008, Ms. Gass who joined our Board in November of 2008 received this initial grant.

The following table lists the compensation paid to the Company's non-employee directors during fiscal year 2008.

DIRECTOR COMPENSATION FOR FISCAL YEAR 2008

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (a) (b)	Option Awards ($) (c)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compen-sation ($)	Total ($)
James J. Burke, Jr.	$ 58,000	$ 90,001	—	—	—	—	$148,001
Wesley E. Cantrell	78,000	90,001	—	—	—	—	168,001
Michelle Gass	12,522	9,890	—	—	—	—	22,412
Dale W. Hilpert	72,000	90,001	—	—	—	—	162,001
Ronald W. Hovsepian	125,500	154,999	—	—	—	—	280,499
Linda A. Huett	50,500	90,001	—	—	—	—	140,501
Michael W. Trapp	82,000	90,001	—	—	—	—	172,001
Daniel W. Yih	49,000	114,538	—	—	—	—	163,538

(a) The grant date fair value for the restricted stock award granted to each director (other than Mr. Hovsepian and Ms. Gass) on May 15, 2008 is $90,002. The grant date fair value for the restricted stock award granted to (i) Mr. Hovsepian on May 15, 2008 is $154,997 and (ii) Ms. Gass on November 20, 2008 is $150,001. The values in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended January 31, 2009 in accordance with SFAS No. 123(R) and thus may include amounts from awards granted in and prior to 2008.

(b) As of January 31, 2009, each of our current directors held 3,124 shares of unvested restricted stock, except for Ms. Gass, who held 28,302 shares, Mr. Hovsepian, who held 5,380 shares, and Mr. Yih, who held 8,216 shares.

(c) As of January 31, 2009, each of the following directors held the respective number of unexercised options to purchase shares of the Company's common stock: Mr. Burke, 33,000 shares; Mr. Cantrell, 28,500 shares; Ms. Gass, 0 shares; Mr. Hilpert, 16,875 shares; Mr. Hovsepian, 33,000 shares; Ms. Huett, 16,875 shares; Mr. Trapp, 24,375 shares; and Mr. Yih, 0 shares.

BENEFICIAL OWNERSHIP OF COMMON STOCK

Principal Stockholders

The following table sets forth certain information as of March 18, 2009 concerning the beneficial ownership of the Company's common stock by (i) each stockholder who is known by the Company to own beneficially in excess of 5% of the outstanding common stock, (ii) each current director, (iii) the named executive officers listed in the Summary Compensation Table above, and (iv) all current directors and executive officers as a group. Except as otherwise indicated, each stockholder listed below has sole voting and investment power with respect to his or her shares of common stock. Beneficial ownership is calculated in accordance with the SEC rules and includes shares that may be acquired pursuant to stock options that are or will become exercisable within 60 days.

Name of Beneficial Owner	No. of Shares of Common Stock	Percent of Class
T. Rowe Price Associates, Inc. (a)	5,493,375	9.40%
FMR LLC (b)	3,233,700	5.53%
Ronald W. Hovsepian (c)	48,755	*
Kay Krill (c)	1,624,946	2.74%
Christine Beauchamp (c)	125,000	*
Brian Lynch (c)	298,179	*
Gary Muto (c)	155,000	*
Michael Nicholson (c)	252,514	*
Adrienne Lazarus (c)	20,706	*
James J. Burke, Jr. (c)	230,587	*
Wesley E. Cantrell (c)	40,220	*
Michelle Gass (c)	28,302	*
Dale W. Hilpert (c)	28,595	*
Linda A. Huett (c)	28,595	*
Michael W. Trapp (c)	29,962	*
Daniel W. Yih (c)	8,216	*
All Current Executive Officers and Directors as a Group (13 persons) (c)	2,806,871	4.97%

* Less than 1%

(a) In an amended Schedule 13G filed with the SEC on February 11, 2009, T. Rowe Price Associates, Inc. ("Price Associates") reported beneficial ownership of 5,493,375 shares. Price Associates has sole voting power over 1,240,550 shares and sole dispositive power over 5,493,375 shares. Price Associates' address is 100 E. Pratt Street, Baltimore, Maryland 21202.

(b) In an amended Schedule 13G filed with the SEC on February 17, 2009, FMR LLC and Edward C. Johnson 3d ("ECJ") reported beneficial ownership of 3,233,700 shares. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC and an investment adviser, is the beneficial owner of the 3,233,700 shares as a result of acting as investment adviser to various investment companies. ECJ and FMR LLC, through its control of Fidelity, and the Fidelity funds (the "Fidelity Funds"), each has sole power to dispose of the 3,233,700 shares. Neither FMR LLC nor ECJ has the sole power to vote or direct the voting of the shares owed directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. FMR LLC's address is 82 Devonshire Street, Boston, Massachusetts 02109.

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(c) The shares listed include shares subject to stock options that are or will become exercisable within 60 days of March 18, 2009 as follows: Mr. Hovsepian, 33,000 shares; Ms. Krill, 938,908 shares; Ms. Beauchamp, 0 shares; Mr. Lynch 68,500 shares; Mr. Muto, 0 shares; Mr. Nicholson, 14,250 shares; Ms. Lazarus, 0 shares; Mr. Burke, 33,000 shares; Mr. Cantrell, 28,500 shares; Ms. Gass, 0 shares; Mr. Hilpert, 16,875 shares; Ms. Huett, 16,875 shares; Mr. Trapp, 24,375 shares; and Mr. Yih, 0 shares. The shares listed also include restricted shares which have not yet vested and which are subject to forfeiture as follows: Mr. Hovsepian, 5,380 shares; Ms. Krill, 471,701 shares; Ms. Beauchamp, 125,000 shares; Mr. Lynch, 210,558 shares; Mr. Muto, 155,000 shares; Mr. Nicholson, 134,142 shares; Ms. Lazarus, 0 shares; Mr. Burke, 3,124 shares; Mr. Cantrell, 3,124 shares; Ms. Gass, 28,302 shares; Mr. Hilpert, 3,124 shares; Ms. Huett, 3,124 shares; Mr. Trapp, 3,124 shares; and Mr. Yih, 8,216 shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and certain officers and holders of more than 10% of the Company's common stock to file with the SEC and the New York Stock Exchange reports of their ownership and changes in their ownership of common stock. Based solely on a review of copies of Section 16(a) reports furnished to the Company, or written representations from certain reporting persons, the Company believes that during fiscal year 2008 all transactions were reported on a timely basis.

EXECUTIVE OFFICERS

The following table lists certain information regarding the executive officers of the Company:

Name	Position and Offices
Kay Krill	Chief Executive Officer, President and a Director
Christine Beauchamp	President, AnnTaylor Stores
Gary Muto	President, LOFT
Brian Lynch	President, Corporate Operations
Barbara K. Eisenberg	Executive Vice President, General Counsel and Corporate Secretary
Michael J. Nicholson	Executive Vice President, Chief Financial Officer and Treasurer

Information regarding Ms. Krill is set forth above under "Nominees for Election as Class III Directors Term Expiring 2012".

Christine Beauchamp, age 39. Ms. Beauchamp joined the Company as President of AnnTaylor Stores in August 2008 and from April 2008 until then, she provided strategic consulting services to the Company. Previously, since 2007 she was Chief Executive Officer and President of Victoria's Secret Beauty Company, a subsidiary of Limited Brands, Inc, and from 2003 to 2007, she served as President and General Merchandise Manager of Victoria's Secret Beauty Company.

Gary Muto, age 49. Mr. Muto joined the Company in November 2008 as President of LOFT. Previously, since 2007 he was President of Gap Adult and GapBody, a division of Gap, Inc., and from 2005 to 2007, he was President of Forth & Towne, also a division of Gap, Inc. Prior to that, from 2002 to 2005, Mr. Muto was President of Gap, N.A., and from 2001 to 2002, he was President of the Banana Republic division of Gap, Inc.

Brian Lynch, age 51. Mr. Lynch is President of the Company's Corporate Operations. Previously, since 2006, he was Executive Vice President of the AnnTaylor Factory division and of the Company's store operations. From 2004 to 2006, he was Senior Vice President of the AnnTaylor Stores division and of the Company's store operations. Before joining the Company, Mr. Lynch was Senior Vice President of Gap, Inc. from 2000 and 2004.

Barbara K. Eisenberg, age 63. Ms. Eisenberg has been Executive Vice President, General Counsel and Corporate Secretary since 2005. Previously, she was Senior Vice President, General Counsel and Corporate Secretary of the Company from 2001 to 2005.

Michael J. Nicholson, age 42. Mr. Nicholson has been Executive Vice President, Chief Financial Officer and Treasurer since 2007. Previously, since 2006 he was Executive Vice President, Chief Operating and Financial Officer of Victoria's Secret Beauty Company, a subsidiary of Limited Brands, Inc. From 2005 to 2006, he served as Senior Vice President and Chief Financial Officer of Victoria's Secret Beauty Company and from 2001 to 2005 as its Vice President and Chief Financial Officer.

STOCKHOLDER PROPOSALS FOR THE 2010 ANNUAL MEETING

From time to time, stockholders of the Company submit proposals that they believe should be voted on by the stockholders. The SEC has adopted regulations that govern the inclusion of such proposals in a company's proxy materials. Pursuant to the SEC's Rule 14a-8, the Company must receive any stockholder proposals intended to be presented at the 2010 Annual Meeting of Stockholders no later than December 2, 2009, in order for such proposals to be considered for inclusion in the Company's proxy statement and form of proxy relating to that meeting.

The Company's Bylaws provide that for a stockholder to nominate a director for election to the Company's Board of Directors or to propose any other matter for consideration at the Company's annual meeting (other than matters to be included in the Company's proxy statement, which must be submitted in accordance with Rule 14a-8), that stockholder must give timely prior written notice to the Corporate Secretary of the Company of that stockholder's intention to bring such business before the meeting, and such notice must contain certain information as set forth in our Bylaws. To be timely for the 2010 Annual Meeting of Stockholders, it must be received by the Company not less than 90 days nor more than 120 days prior to May 13, 2010, which will be the anniversary date of the prior year's meeting (or if the date for the 2010 Annual Meeting is not within 25 days before or after the anniversary date of the prior year's meeting, then not later than the tenth day following the first to occur of the day on which the notice of the date of the meeting is mailed or public disclosure thereof is made).

ADDITIONAL INFORMATION

Copies of the Company's 2008 Annual Report to Stockholders, which includes audited financial statements, are being provided to stockholders of the Company with this proxy statement.

NEW YORK, NEW YORK
April 1, 2009


ANN
CARES
ABOUT OUR PLANET

IN SUPPORT OF OUR COMPANY'S GREEN INITIATIVE, "ANN CARES ABOUT OUR PLANET", THIS PROXY STATEMENT WAS PRINTED ON FSC CERTIFIED PAPER.


FSC
Mixed Sources

Focus.
Succeed.

ANN TAYLOR
STORES CORPORATION


LOFT

Dear Shareholders,

As you well know, this past year was marked by one of the most challenging economic environments that our country—and the retail industry—has faced in decades. The severe recession, which began in the latter part of 2007, worsened throughout fiscal 2008 and, as I write this letter, historically low consumer confidence, rising unemployment and declining consumer spending are new realities we must confront in the short term to position the Company for success over the long term. I firmly believe that there is no time to waste in adjusting to this new reality, and I am pleased to report that the leadership of our Company has moved with speed and decisiveness to ensure the long-term health of Ann Taylor.

At the very onset of 2008, we launched an aggressive, multi-year, strategic restructuring program, designed to reduce our cost structure, optimize our store portfolio and improve our overall effectiveness. In November 2008, we took further actions in support of these objectives, and we heightened our focus on preserving cash and tightly managing inventory. Our restructuring program is expected to reduce our cost structure by $80-$90 million annually by fiscal 2010 and, in fiscal 2008, we generated approximately $40 million in savings.

Notwithstanding the early success of our strategic program to restructure and right-size our organization and store fleet, which generated meaningful savings in its first year of implementation, our business was under significant pressure in fiscal 2008. As the overall retail industry confronted soft traffic patterns and consumer resistance to spend, unprecedented levels of promotional activity to clear through inventory led to significant margin deterioration across the sector. While we were very successful in managing our inventory levels to enter fiscal 2009 clean, our financial performance in fiscal 2008 suffered.

AS WE AGGRESSIVELY MANAGE THE BUSINESS TO SUCCESSFULLY NAVIGATE THROUGH THESE ECONOMIC TIMES, WE DO SO WITH A FOCUS ON ENSURING THAT WE ALWAYS PROTECT THE UNDERLYING STRENGTH OF OUR BRANDS AND CONTINUOUSLY GROW AND EVOLVE THEM WITH THE EVER-CHANGING NEEDS OF OUR CLIENTS.

As we head further into 2009, our focus is very clear:

- Ensuring our balance sheet and cash position remain strong;
- Continuing to aggressively manage our cost structure and inventory levels;
- Strengthening and evolving our brands to ensure they are relevant and coveted; and
- Taking the actions necessary to position the Company for long-term success.

With that as a backdrop, let's look at the Company's financial performance in fiscal 2008.

FISCAL 2008 FINANCIAL PERFORMANCE

The recessionary environment significantly impacted our financial performance in fiscal 2008:

- Net sales for the year declined 8% to $2.2 billion, due to a decline in comparable store sales, partially offset by an expansion in our store base.

- Comparable store sales declined 14.8% for the year, with Ann Taylor down 19.9% and LOFT down 11.4%.

- During the year, we recorded a pre-tax non-cash charge of $287 million, related to the impairment of goodwill, as well as pre-tax non-cash impairment charges totaling $30 million, associated with stores not included in our restructuring program.

- Total pre-tax restructuring charges recorded in fiscal 2008 totaled $60 million, primarily related to non-cash asset impairment and severance costs.

- Operating profit for the year, excluding the impacts of goodwill and asset impairments and restructuring charges, was $4 million, compared with operating profit of $189 million in fiscal 2007. This performance reflected the sales softness and an erosion in gross margin, stemming from the unprecedented level of promotional activity in the second half of fiscal 2008 as the recession worsened and the retail sector worked to clear inventory.

- Net income for the year, excluding the impacts of goodwill and asset impairments and restructuring charges, which combined totaled $337 million on an after-tax basis, was $3 million, or $0.05 per diluted share, compared with net income of $118 million, or $1.86 per diluted share, in fiscal 2007.

- With respect to our balance sheet, we ended the year with $112 million in cash and no bank debt.

STRENGTHENING AND EVOLVING OUR BRANDS

At the heart of our Company are our brands—Ann Taylor and LOFT. As we aggressively manage the business to successfully navigate through these economic times, we do so with a focus on ensuring that we always protect the underlying strength of our brands and continuously grow and evolve them with the ever-changing needs of our clients.

WE LOOK AHEAD TO CONSISTENTLY DELIVER ON OUR BRAND PROMISE—TO OFFER GREAT PRODUCT, INSPIRING MARKETING TO SUPPORT IT, AND A COMPELLING AND EXCITING IN-STORE EXPERIENCE.

ANN TAYLOR

Our Ann Taylor division had a challenging year in 2008, reflecting the weak economic environment and the direct effect this weakness has had on the professional working woman—our core client. At the same time, Ann Taylor's product assortments during the year lacked the modernity and versatility that our clients are looking for right now, particularly in this difficult economy. Simply put, their wardrobes need to work harder for them, taking them from day into evening and from work into social settings. Our clients expect a more modern, chic, and sophisticated Ann Taylor, one that offers a highly relevant point of view on what working women want to wear today.

We have a clear and simple mission—to rejuvenate Ann Taylor for today's modern woman. In doing so, we are committed to staying true to our heritage and the qualities that have enabled Ann Taylor to maintain its iconic American brand status over the years.

I am pleased to report that we made substantial progress behind the scenes in 2008 to reinvent and rejuvenate Ann Taylor. Importantly, we have a new leadership and design team at the helm that has energized the entire organization and that is passionate about providing our clients with fashion that truly reflects enduring style and unsurpassed quality—and that makes them feel confident and beautiful. We look forward to revealing the new face of Ann Taylor to the many women that have inspired us, beginning with our fall 2009 collection.

LOFT

We believe LOFT's combination of fashion and quality at unexpected prices will continue to serve consumers well in the current climate. While the economic downturn also took its toll on our LOFT division in 2008, the brand was increasingly successful as the year progressed in delivering product assortments that were casual, feminine and stylish—exactly what our LOFT clients have come to expect from us.

Importantly, LOFT clients are very loyal to the brand and continue to be highly engaged in shopping with us. In turn, we are focused on ensuring that their LOFT experience—from our product, to our marketing, to the in-store environment—is everything it should be.

Driving LOFT into the future is new leadership that is highly focused on enhancing the enduring qualities that have made this brand resonate so well with our clients over the last decade. We are firmly committed to building upon the core essence of what LOFT represents—effortless style—to fully maximize the potential of our largest brand.

I TAKE GREAT PRIDE IN THE RELENTLESS DRIVE THIS ORGANIZATION HAS TO FURTHER STRENGTHEN OUR BUSINESS AND OUR PERFORMANCE.

MAINTAINING FINANCIAL HEALTH AND DISCIPLINE

As we look to build a strong future for our brands and enhance the long-term value of our Company, we are carefully managing our financial position against the backdrop of the current economy. This involves maintaining a healthy balance sheet, continuously reducing our cost structure, and effectively deploying our resources.

We have taken a number of concrete steps to ensure the financial health of our Company, some of which include the following:

- We have carefully managed our inventory levels at all of our brands and channels;
- We are dramatically scaling back on new store openings;
- We are planning to close 163 underperforming stores over the 2008-2010 period;
- We are aggressively reducing expenses across the Company; and
- We have streamlined our organizational structure and processes to meet the current challenges of this recessionary environment and beyond.

These initiatives and countless others are contributing to a financially stronger and more productive Ann Taylor. I can assure you that financial discipline will remain a top priority for our Company.

POSITIONING FOR THE FUTURE

Now, more than ever, today's business realities demand that we thoughtfully and skillfully position our Company for both the short and long term. The restructuring program that we launched in early 2008, along with the subsequent cost reduction and restructuring steps we implemented later in the year, are helping us to effectively navigate the current environment. At the same time, we are evolving into a faster, smarter and more efficient organization—one that is ready to succeed in any economic climate.

I take great pride in the relentless drive this organization has to further strengthen our business and our performance. We have been highly focused on the factors that we can control, while reinforcing our strong commitment to serving the needs of our clients. Even as we manage the day-to-day business at hand, we look ahead to consistently deliver on our brand promise—to offer great product, inspiring marketing to support it, and a compelling and exciting in-store experience. This is ultimately what will successfully position us for the future.

I am also very proud of the talent we have at Ann Taylor. Last year, I rounded out the Company's senior management team with an exceptional group of retail leaders who are united and committed to the future of this great Company. I thank all of our associates at Ann Taylor who have shown great resiliency during these turbulent times and who share a common bond and passion for our mutual success.

Finally, I extend my appreciation to you, our shareholders. You have our steadfast commitment to continuously strive to return long-term value on the investment you have entrusted to us.



Sincerely,

Kay Krill

Kay Krill
President and Chief Executive Officer
April 2009

Strengthen. Deliver.

FINANCIAL HIGHLIGHTS*

Fiscal Years Ended (dollars in thousands, except per share data)	Jan 31, 2009	Feb 2, 2008	Feb 3, 2007	Jan 28, 2006	Jan 29, 2005
Net sales	$2,194,559	$2,396,510	$2,342,907	$2,073,146	$1,853,583
Comparable store sales increase/(decrease):					
Total Company	(14.8%)	(3.3%)	2.8%	0.1%	3.6%
Ann Taylor	(19.9%)	(3.7%)	3.1%	0.6%	(2.7%)
LOFT	(11.4%)	(5.4%)	1.9%	(0.3%)	12.8%
Operating income before restructuring and impairments	$4,246	$189,395	$225,669	$131,026	$104,958
Restructuring charges (1)	$59,714	$32,255	—	—	—
Asset impairment charges (2)	$29,590	$1,754	$1,832	—	—
Goodwill impairment charge (3)	$286,579	—	—	—	—
Operating income/(loss)	($371,637)	$155,386	$223,837	$131,026	$104,958
Net income/(loss)	($333,906)	$97,235	$142,982	$81,872	$63,276
Weighted average shares outstanding, assuming dilution	57,366	63,452	72,107	72,270	72,933
Diluted earnings/(loss)per share	($5.82)	$1.53	$1.98	$1.13	$0.88
Inventory turns	5.4x	4.7x	5.0x	4.7x	4.5x
Return on average equity	-53.2%	10.3%	13.7%	8.3%	7.2%

1) REFLECTS COSTS ASSOCIATED WITH THE COMPANY'S MULTI-YEAR, STRATEGIC RESTRUCTURING PROGRAM AND INCLUDES NON-CASH IMPAIRMENT CHARGES ASSOCIATED WITH STORES PLANNED FOR CLOSURE AND CASH CHARGES RELATED TO SEVERANCE AND OTHER COSTS TO IMPLEMENT THE PROGRAM. THE AFTER-TAX COSTS FOR FISCAL 2008 AND FISCAL 2007, RESPECTIVELY, TOTALED $38.6 MILLION ($0.67 PER DILUTED SHARE) AND $19.5 MILLION ($0.31 PER DILUTED SHARE).

2) REFLECTS NON-CASH IMPAIRMENT CHARGES RELATED TO STORES NOT INCLUDED IN THE COMPANY'S MULTI-YEAR, STRATEGIC RESTRUCTURING PROGRAM THAT WERE PREVIOUSLY INCLUDED IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ON THE CONSOLIDATED STATEMENTS OF OPERATIONS IN FISCAL 2007 AND FISCAL 2006 THAT HAVE BEEN RECLASSIFIED TO A SEPARATE LINE ITEM TO CONFORM TO THE FISCAL 2008 PRESENTATION. THE AFTER-TAX COSTS FOR FISCAL 2008, FISCAL 2007 AND FISCAL 2006, RESPECTIVELY, TOTALED $19.1 MILLION ($0.33 PER DILUTED SHARE), $1.1 MILLION ($0.02 PER DILUTED SHARE) AND $1.1 MILLION ($0.02 PER DILUTED SHARE).

3) REFLECTS THE NON-CASH WRITE-DOWN OF THE COMPANY'S CARRYING VALUE FOR GOODWILL, FOLLOWING THE COMPANY'S ANNUAL GOODWILL IMPAIRMENT TESTING. ON AN AFTER-TAX BASIS, FOR FISCAL 2008, THIS COST TOTALED $279.1 MILLION ($4.87 PER DILUTED SHARE).

All fiscal years for which financial information is set forth above had 52 weeks, except for the fiscal year ended February 3, 2007, which had 53 weeks.

Net Sales
(in billions)



$1.9
$2.1
$2.3
$2.4
$2.2
'04
'05
'06
'07
'08

Inventory
(per sq foot)



$54.6
$42.6
$46.0
$46.3
$31.6
'04
'05
'06
'07
'08

Number of Stores



738
36
343
359
824
51
416
357
869
57
464
348
929
68
512
349
935
14
91
510
320
LOS
ATF
ATL
ATS
'04
'05
'06
'07
'08

*FOR ADDITIONAL FINANCIAL HIGHLIGHTS, SEE PART II, ITEM 6 IN THE ANNTAYLOR STORES CORPORATION FORM 10-K (INCLUDED HEREIN).


ANN TAYLOR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File No. 1-10738

For the transition period from ___ to ___

ANNTAYLOR STORES CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	**13-3499319**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
7 Times Square, New York, NY	**10036**
(Address of principal executive offices)	(Zip Code)

(212) 541-3300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Stock, $.0068 Par Value	**The New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ✓ No ___.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No ✓.

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ___.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ✓.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer✓ Accelerated filer___ Non-accelerated filer___ Smaller reporting company ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No ✓.

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant as of August 1, 2008 was $1,057,666,899.

The number of shares of the registrant's common stock outstanding as of February 27, 2009 was 57,255,212.

Documents Incorporated by Reference:

Portions of the Registrant's Proxy Statement for the Registrant's 2009 Annual Meeting of Stockholders to be held on May 13, 2009 are incorporated by reference into Part III.

ANNTAYLOR STORES CORPORATION
ANNUAL REPORT ON FORM 10-K INDEX

Statement Regarding Forward-Looking Disclosures

This Annual Report on Form 10-K (this "Report") includes, and incorporates by reference, certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements may use the words "expect", "anticipate", "plan", "intend", "project", "may", "believe" and similar expressions. These forward-looking statements reflect the current expectations of AnnTaylor Stores Corporation concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including without limitation those discussed in the sections of this Report entitled "Business", "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". AnnTaylor Stores Corporation does not assume any obligation to publicly update or revise any forward-looking statements at any time for any reason.

PART I

ITEM 1. Business.

General

AnnTaylor Stores Corporation, through its wholly-owned subsidiaries, is a leading national specialty retailer of women's apparel, shoes and accessories sold primarily under the "Ann Taylor", "LOFT", "Ann Taylor Factory" and "LOFT Outlet" brands. As used in this report, all references to "we", "our", "us" and "the Company" refer to AnnTaylor Stores Corporation and its wholly-owned subsidiaries. Our stores offer a full range of career and casual separates, dresses, tops, weekend wear, shoes and accessories, coordinated as part of a strategy to provide modern styles that are versatile across all occasions and needs. This strategy is reinforced by an emphasis on client service, as our sales associates are trained to assist clients in merchandise selection.

We are dedicated to maintaining the right merchandise mix in our stores and plan the timing of our product offerings to address clients' needs, anticipating fabric and yarn preferences on a regional and seasonal basis. Our direct marketing efforts are planned to support this merchandising strategy.

We believe that "Ann Taylor" and "LOFT" are highly recognized national brands with distinct fashion points of view, though both are equally committed to providing clients with feminine, fashionable, high quality clothes that are highly relevant to all aspects of her lifestyle. The Ann Taylor brand is focused on offering chic, sophisticated and feminine clothing across her lifestyle needs, from modern wearable separates for every day, to powerful pieces for big days, to the perfect item to wear for special events and a casual chic for relaxing with friends and family. LOFT is the ultimate casual, fashionable and fun retail destination for women. LOFT offers women's clothing that is feminine and on-trend as well as versatile clothing staples in the latest colors and styles, all at unexpected prices. Our Ann Taylor Factory and LOFT Outlet businesses offer past season best sellers from the Ann Taylor and LOFT merchandise collections and are natural extensions of those brands in the outlet environment. In addition, clients may shop online at www.anntaylor.com and www.anntaylorloft.com or by phone at 1-800-DIAL-ANN.

As of January 31, 2009, we operated 935 retail stores in 46 states, the District of Columbia and Puerto Rico, of which 320 were Ann Taylor stores, 510 were LOFT stores, 91 were Ann Taylor Factory stores and 14 were LOFT Outlet stores. See "Stores and Expansion" for further discussion.

Merchandise Design and Production

Substantially all merchandise offered in our stores is developed by our in-house product design and development teams, which design merchandise exclusively for us. Our merchandising groups determine inventory needs for the upcoming season, edit the assortments developed by the design teams, plan monthly merchandise flows and arrange for the production of merchandise by independent manufacturers, primarily through our sourcing division or through private label specialists. A small percentage of our merchandise is purchased through branded vendors, which is selected to complement our in-house assortment.

Our production management and quality assurance departments establish the technical specifications for all merchandise, inspect factories in which the merchandise is produced, including periodic in-line inspections while goods are in production to identify potential problems prior to shipment, and, upon receipt, inspect merchandise on a test basis for uniformity of size and color, as well as for conformity with specifications and overall quality of manufacturing.

We source merchandise from approximately 220 manufacturers and vendors, none of which accounted for more than 3% of our merchandise purchases in Fiscal 2008. In Fiscal 2008, we sourced our merchandise from vendors in 19 countries, with approximately 47% of our merchandise originating in China, 14% in the Philippines, 11% in Indonesia, 9% in India and 5% in both Hong Kong and Thailand. Any event causing a sudden disruption of manufacturing or imports from any of these countries, including the imposition of additional import restrictions, could have a material adverse effect on our operations. Our foreign purchases are negotiated and paid for in U.S. dollars.

We have a social compliance program that requires our suppliers, factories and subcontractors to comply with our Global Supplier Principles and Guidelines as well as the local laws and regulations in the country of manufacture. We also conduct unannounced third-party audits to confirm manufacturer compliance with our compliance standards. We are also a certified and validated member of the United States Customs and Border Protection's Custom Trade Partnership against Terrorism ("C-TPAT") program and expect all of our suppliers shipping to the United States to adhere to our C-TPAT requirements. These include standards relating to facility security, procedural security, personnel security, cargo security and the overall protection of the supply chain. Audits are conducted to confirm supplier compliance with our compliance standards.

We generally do not maintain any long-term or exclusive commitments or arrangements to purchase merchandise from any single supplier. We believe we have good relationships with our suppliers and that, subject to the discussion in "Statement Regarding Forward-Looking Disclosures", "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources", we will continue to have adequate sources to produce a sufficient supply of quality goods in a timely manner and on satisfactory economic terms.

Inventory Control and Merchandise Allocation

Our planning department analyzes historical product demand data by size and location, as well as margins, sales and inventory history of store clusters to determine the quantity of merchandise to be purchased for, and the allocation of merchandise to, our stores. Merchandise is allocated to achieve an emphasis that is suited to each store's client base. Merchandise typically is sold at its original marked price for several weeks, with the length of time varying by individual style or color choice and dependent on client acceptance. We review inventory levels on an ongoing basis to identify slow-moving merchandise styles and broken assortments (items no longer in stock in a sufficient range of sizes) and use markdowns to clear this merchandise. Markdowns may also be used if inventory exceeds client demand for reasons of design, seasonal adaptation or changes in client preference, or if it is determined that the inventory will not sell at its currently marked price. Every effort is made to sell in-store, but remaining excess inventory is liquidated to unaffiliated third parties.

Our core merchandising system is the central repository for inventory data and related business activities that affect inventory levels such as purchasing, receiving, allocation and distribution.

We use a centralized distribution system under which nearly all merchandise is distributed to our stores through our distribution center, located in Louisville, Kentucky. See "Properties" for further discussion of our Louisville distribution center. Merchandise is shipped by the distribution center to our stores several times each week.

Stores and Expansion

Our business strategy includes a real estate expansion program designed to reach new clients through the opening of new stores. We open new stores in markets that we believe have a sufficient concentration of our target clients. We also add stores, or expand the size of existing stores, in markets where we already have a presence, as market conditions warrant and sites become available. In addition, we reinvest in our current store fleet to elevate and modernize the in-store experience we are providing our clients. Store locations are determined on the basis of various factors, including geographic location, demographic studies, anchor tenants in a mall location, other specialty stores in a mall or specialty center location or in the vicinity of a village location and the proximity to professional offices in a downtown or village location. Stores opened in factory outlet centers are located in factory outlet malls in which co-tenants generally include a significant number of outlet or discount stores operated under nationally recognized upscale brand names. Store size also is determined on the basis of various factors, including merchandise needs, geographic location, demographic studies and space availability.

In response to the challenging economic times, we have significantly slowed our new store growth and are aggressively pursuing renegotiating or extending existing leases at more favorable occupancy rates. We have also completed a study of the top 50 U.S. metropolitan areas for Ann Taylor and LOFT that has enabled us to develop a store fleet optimization plan in these markets to maximize store productivity. Our store fleet optimization plan allows us to plan our real estate strategy for future growth. In January 2008, we initiated a multi-year, strategic, restructuring program. This program provides for the closing of approximately 163 underperforming stores. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" for further discussion of our restructuring program.

As of January 31, 2009, we operated 935 retail stores throughout the United States, the District of Columbia and Puerto Rico, of which 320 were Ann Taylor stores, 510 were LOFT stores, 91 were Ann Taylor Factory stores and 14 were LOFT Outlet stores.

An average Ann Taylor store is approximately 5,300 square feet in size. We also have two Ann Taylor flagship stores, one located in New York City and one located in Chicago, both of which offer the largest assortment of Ann Taylor merchandise. In Fiscal 2008, we opened 4 Ann Taylor stores that averaged approximately 4,500 square feet. In Fiscal 2009, we do not plan to open any Ann Taylor stores.

LOFT stores average approximately 5,900 square feet. We also have one LOFT flagship store on the ground floor of 7 Times Square, our corporate headquarters, in New York City. In Fiscal 2008, we opened 25 LOFT stores that averaged approximately 5,700 square feet. In Fiscal 2009, we plan to open 9 LOFT stores, which are expected to average approximately 5,600 square feet.

Our Ann Taylor Factory stores average approximately 7,300 square feet. In Fiscal 2008, we opened 23 Ann Taylor Factory stores that averaged approximately 6,700 square feet. In Fiscal 2009, we plan to open 1 Ann Taylor Factory store, which is expected to be approximately 6,500 square feet.

In Fiscal 2008, we built on our LOFT brand by opening 14 LOFT Outlet stores, which average approximately 6,900 square feet. In Fiscal 2009, we plan to open 4 LOFT Outlet stores, which are expected to average 6,600 square feet.

Our stores typically have approximately 25% of their total square footage allocated to stockroom and other non-selling space.

We believe that our existing store base is a significant strategic asset of our business. We have invested approximately $541 million in our store base since the beginning of Fiscal 2004; approximately 69% of our stores are either new, expanded or have been remodeled or refurbished in the last five years. Our stores are located in some of the most productive retail centers in the United States.

The following table sets forth certain information regarding store openings, expansions and closings for Ann Taylor stores ("ATS"), LOFT stores ("ATL"), Ann Taylor Factory stores ("ATF") and LOFT Outlet stores ("LOS") over the past five years:

Fiscal Year	Total Stores Open at Beginning of Fiscal Year	No. Stores Opened During Fiscal Year				No. Stores Closed During Fiscal Year			No. Stores Open at End of Fiscal Year					No. Stores Expanded During Fiscal Year
		ATS	ATL	ATF	LOS	ATS	ATL	ATF	ATS	ATL	ATF	LOS	Total	
2004	648	10	77	8	-	5	-	-	359	343	36	-	738	6
2005	738	9	73	15	-	11	-	-	357	416	51	-	824	12
2006	824	11	52	7	-	20	4	1	348	464	57	-	869	16
2007	869	14	52	11	-	13	4	-	349	512	68	-	929	14
2008	929	4	25	23	14	33	27	-	320	510	91	14	935	8

In Fiscal 2008, our real estate expansion plan resulted in an increase in our total square footage of approximately 410,000 square feet, or 8%. This was offset by a decrease in total square footage of approximately 328,000 square feet due to store closings as part of our restructuring program. Overall, total store square footage increased approximately 82,000 square feet, or 2%, from approximately 5.4 million square feet at the end of Fiscal 2007 to approximately 5.5 million square feet at the end of Fiscal 2008. During Fiscal 2009, we plan to open 14 stores and close 37 stores, for a net reduction in total square footage of approximately 2%.

Capital expenditures for our Fiscal 2008 store expansion program totaled approximately $52 million and expenditures for store remodeling and refurbishment totaled approximately $11 million. We expect that capital expenditures for our Fiscal 2009 store expansion program will be approximately $9 million to $11 million and expenditures for store renovations and refurbishing will be approximately $3 million to $5 million.

Our store expansion and refurbishment plans are dependent upon, among other things, general economic and business conditions affecting consumer confidence and spending, the availability of desirable locations and the negotiation of acceptable lease terms. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources".

Information Systems

During Fiscal 2008, we continued our investment in information services and technology, enhancing the systems we use to support our E-Commerce, merchandise sourcing, back office and in-store management functions. These enhancements are generally aimed at driving online sales and operational efficiencies while providing speed, flexibility and cost reduction in our supply chain.

Brand Building and Marketing

We believe that our Ann Taylor and LOFT brands are among our most important assets and that these brands and their relationship with our clients are key to our competitive advantage. We continuously evolve these brands to appeal to the changing needs of our target clients and stay competitive in the market.

We control all aspects of brand development for our retail concepts, including product design, store merchandising and design, channels of distribution and marketing and advertising. We continue to invest in the development of these brands through, among other things, client research, advertising, in-store and direct marketing and our online sites. We also make investments to enhance the overall client experience through the opening of new stores, the expansion and remodeling of existing stores and a focus on client service.

We believe it is strategically important to communicate on a regular basis directly with our current client base and with potential clients, through national and regional advertising, as well as through direct mail marketing and in-store presentation. Marketing expenditures as a percentage of sales were 2.8% in Fiscal 2008, 2.6% in Fiscal 2007 and 2.8% in Fiscal 2006.

Trademarks and Service Marks

The "AnnTaylor®", "Loft®" and "AnnTaylor Loft®" trademarks are registered with the United States Patent and Trademark Office and with the trademark registries of many foreign countries. Our rights in these marks are a significant part of our business, as we believe they are famous and well-known in the women's apparel industry. Accordingly, we intend to maintain our trademarks and related registrations and vigorously protect them against infringement. We have also registered the "Celebrations®" trademark with the United States Patent and Trademark Office.

We currently have a license agreement with a third party for the right to use the "Ann Taylor" trademark for manufacturing and exporting purposes in the People's Republic of China. The license agreement expires on June 30, 2015. Subject to certain exceptions, the license agreement also provides us with a right of first refusal in the event that the licensor proposes to assign, sell or transfer its "Ann Taylor" trademark. See "Statement Regarding Forward-Looking Disclosures" and "Risk Factors".

Competition

The women's retail apparel industry is highly competitive. Our stores compete with certain departments in international, national and local department stores and with other specialty stores, catalog and internet businesses that offer similar categories of merchandise. We believe that our focused merchandise selection, exclusive fashions and service distinguish us from other apparel retailers. Our competitors range from smaller, growing companies to considerably larger players with substantially greater financial, marketing and other resources. There is no assurance that we will be able to compete successfully with them in the future. See "Risk Factors" and "Statement Regarding Forward-Looking Disclosures".

Client Loyalty Programs

In October 2008, we launched an enhanced credit card program. We now offer eligible clients the choice of a private label or a co-branded Visa or Master Card credit card. Both cards can be used at any Ann Taylor or LOFT store location, including Ann Taylor Factory and LOFT Outlet, as well as at anntaylor.com and anntaylorLOFT.com. The co-branded Visa or Master Card credit card can also be used at any other business where Visa or Master Card is accepted. Both cards are offered in an Ann Taylor version and a LOFT version, depending upon where a client enrolls in the program, however the benefits offered to clients are the same for each.

To encourage clients to apply for the credit card, we provide a discount to approved cardholders on all purchases they make with their new card in any of our stores on the day of application acceptance. All new cardholders are automatically enrolled in our exclusive rewards program, which is designed to recognize and promote client loyalty. These benefits have also been extended to those valued clients who held our private label card prior to the October 2008 re-launch. Under the new Style Rewards program, points are earned on purchases made with the credit card at any of our brands through any of our channels. Co-branded cardholders also earn points on purchases made at other businesses where our card is accepted. Cardholders who accumulate the requisite number of points are issued a Style Rewards Certificate redeemable toward a future purchase at Ann Taylor, LOFT, Ann Taylor Factory, LOFT Outlet or online. In addition to earning points, all participants in the credit card program receive exclusive offers throughout the year. These offers include a Birthday Bonus, special incentives, invitations to shopping events and periodic opportunities to earn bonus points.

Employees

As of January 31, 2009, we had approximately 18,400 employees, of which approximately 1,800 were full-time salaried employees, 2,400 were full-time hourly employees and 14,200 were part-time hourly employees working less than 30 hours per week. None of our employees are represented by a labor union. We believe that our relationship with our employees is good.

Available Information

We make available free of charge on our website, http://investor.anntaylor.com, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after such reports are filed electronically with, or otherwise furnished to, the United States Securities and Exchange Commission (the "SEC"). Copies of the charters of each of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, as well as our Corporate Governance Guidelines and Business Conduct Guidelines, are also available on our website or in print form free of charge upon written request by any shareholder to the Corporate Secretary at 7 Times Square, New York, New York 10036.

ITEM 1A. Risk Factors.

The following risk factors should be considered carefully in evaluating our business and the forward-looking information in this document. Please also see "Statement Regarding Forward-Looking Disclosures". The risks described below are not the only risks our business faces. We may also be adversely affected by additional risks not presently known to us or that we currently deem immaterial.

Our ability to anticipate and respond to changing client preferences and fashion trends in a timely manner

Our success largely depends on our ability to consistently gauge fashion trends and provide merchandise that satisfies client demands for each of our brands in a timely manner. Any missteps may affect inventory levels, since we enter into agreements to manufacture and purchase our merchandise well in advance of the applicable selling season. Our failure to anticipate, identify or react appropriately in a timely manner to changes in fashion trends and economic conditions could lead to lower sales, missed opportunities, excess inventories and more frequent markdowns, which could have a material adverse impact on our business. Merchandise misjudgments could also negatively impact our image with our clients and result in diminished brand loyalty.

Our ability to manage inventory levels

The long lead time usually required for our merchandise makes client demand difficult to predict and responding to changes quickly challenging. Our financial condition could be materially adversely affected if we are unable to manage inventory levels and respond to short-term shifts in client demand patterns. Inventory levels in excess of client demand may result in excessive markdowns and, therefore, lower than planned margins. If we underestimate demand for our merchandise, on the other hand, we may experience inventory shortages resulting in missed sales and lost revenues. Either of these events could significantly harm our operating results and brand image.

The effect of competitive pressures from other retailers

The specialty retail industry is highly competitive. We compete with national, international and local department stores, specialty and discount stores, catalogs and internet businesses offering similar categories of merchandise. Many of our competitors are companies with substantially greater financial, marketing and other resources. There is no assurance that we can compete successfully with them in the future. In addition to competing for sales, we compete for favorable store locations, lease terms and qualified associates. Increased competition could reduce our sales and margins and adversely affect results of operations.

Our ability to secure and protect trademarks and other intellectual property rights

We believe that our "AnnTaylor", "AnnTaylor Loft" and "LOFT" trademarks are important to our success. Even though we register and protect our trademarks and other intellectual property rights, there is no assurance that our actions will protect us from the prior registration by others or prevent others from infringing our trademarks and proprietary rights or seeking to block sales of our products as infringements of their trademarks and proprietary rights. Further, the laws of foreign countries may not protect proprietary rights to the same extent as do the laws of the United States. Because we have not registered all of our trademarks in all categories, or in all foreign countries in which we manufacture merchandise now or in the future, our international expansion and sourcing of merchandise could be limited. Our license to use the "Ann Taylor" trademark for manufacturing and exporting purposes in the People's Republic of China expires on June 30, 2015 unless the parties agree to an extension.

The effect of general economic conditions and the current financial crisis

The Company's performance is subject to worldwide economic conditions and their impact on levels of consumer spending, which have continued to deteriorate and may remain depressed for the foreseeable future. Some of the factors impacting discretionary consumer spending include general economic conditions, wages and employment, consumer debt, reductions in net worth based on recent severe market declines, residential real estate and mortgage markets, taxation, fuel and energy prices, interest rates, consumer confidence and other macroeconomic factors.

The recent global financial crisis has broadened and intensified, reaching unprecedented levels. Consumer purchases of discretionary items, including our merchandise, generally decline during recessionary periods and other periods where disposable income is adversely affected. The downturn in the economy may continue to affect consumer purchases of our merchandise and adversely impact our results of operations and continued growth. It is difficult to predict how long the current economic, capital and credit market conditions will continue and what impact they will have on our business.

The global economic crisis could have a material adverse effect on the Company's liquidity and capital resources

The recent distress in the financial markets has resulted in extreme volatility in security prices and diminished liquidity and credit availability, and there can be no assurance that our liquidity will not be affected by changes in the financial markets and the global economy or that our capital resources will at all times be sufficient to satisfy our liquidity needs. Although we believe that cash provided by operations and available borrowing capacity under our Credit Facility will provide us with sufficient liquidity through the current credit crisis, tightening of the credit markets could make it more difficult for us to access funds, refinance our existing indebtedness, enter into agreements for new indebtedness or obtain funding through the issuance of our securities. Our Credit Facility also has financial covenants which, if not met, may lead our lender to terminate the agreement.

In addition, the current credit crisis is having a significant negative impact on businesses around the world, and the impact of this crisis on our major suppliers cannot be predicted. The inability of key suppliers to access liquidity, or the insolvency of key suppliers, could lead to delivery delays or failures.

We have significant amounts of cash and cash equivalents at financial institutions that are in excess of federally insured limits. With the current financial environment and the instability of financial institutions, we cannot be assured that we will not experience losses on our deposits.

Fluctuation in our level of sales and earnings growth and stock price

A variety of factors has historically affected, and will continue to affect, our comparable stores sales results and profit margins. These factors include fashion trends and client preferences, changes in our merchandise mix, competition, economic conditions, weather, effective inventory management and new store openings. There is no assurance that we will achieve positive levels of sales and earnings growth, and any decline in our future growth or performance could have a material adverse effect on the market price of our common stock.

Our stock price has experienced, and could continue to experience in the future, substantial volatility as a result of many factors, including recent global economic conditions, broad market fluctuations and public perception of the prospects for the women's apparel industry. Failure to meet market expectations, particularly with respect to comparable store sales, net revenues, operating margins and earnings per share, would likely result in a decline in the market price of our stock.

Our ability to achieve the results of our restructuring program

In January 2008, we announced a multi-year, strategic, restructuring program as part of a major drive to enhance profitability and improve overall operating effectiveness, which we expanded in Fiscal 2008. The key elements of our restructuring program include optimization of our store portfolio, organizational streamlining and a broad-based productivity initiative. The benefits associated with our restructuring program are based on forecasts, which may vary materially based on various factors, including the timing in execution of our restructuring program; outcome of negotiations with landlords and other third parties; inventory levels; and changes in management's assumptions and projections. As a result of these events and circumstances, delays and unexpected costs may occur, which could result in our not realizing all or any of the anticipated benefits of our restructuring program or in such benefits taking longer to achieve than expected. Further, to the extent we are unable to improve our financial performance, further restructuring measures may be required in the future.

Our ability to grow through new store openings and existing store remodels and expansions and manage the profitability of our existing fleet of stores

Our continued growth and success depends in part on our ability to open and operate new stores, expand and remodel existing stores on a timely and profitable basis, and optimize store performance by closing under-performing stores. Accomplishing our store expansion goals, which involve opening fewer stores in Fiscal 2009 than in the past several years, depends upon a number of factors, including locating suitable sites and negotiating favorable lease terms. We must also be able to effectively renew and re-negotiate terms in existing store leases. Hiring and training qualified associates, particularly at the store management level, and maintaining overall good relations with our associates, is also important to our store operations. There is no assurance that we will achieve our store expansion goals, manage our growth effectively or operate our stores profitably.

Our ability to maintain the value of our brands

Our success depends on the value of our Ann Taylor and LOFT brands. The Ann Taylor and LOFT names are integral to our business as well as to the implementation of our strategies for expanding our business. Maintaining, promoting and positioning our brands will depend largely on the success of our design, merchandising, and marketing efforts and our ability to provide a consistent, high quality client experience. Our brands could be adversely affected if we fail to achieve these objectives for one or both of these brands and our public image and reputation could be tarnished by negative publicity. Any of these events could negatively impact sales.

Our reliance on foreign sources of production

We purchase a significant portion of our merchandise from foreign suppliers. As a result, we are subject to the various risks of doing business in foreign markets and importing merchandise from abroad, such as:

- imposition of new legislation relating to import quotas or other restrictions that may limit the quantity of our merchandise that may be imported into the United States from countries in regions where we do business;
- significant delays in the delivery of cargo due to port security considerations;
- imposition of duties, taxes, and other charges on imports;
- imposition of anti-dumping or countervailing duties in response to an investigation as to whether a particular product being sold in the United States at less than fair value may cause (or threaten to cause) material injury to the relevant domestic industry;
- financial or political instability in any of the countries in which our merchandise is manufactured;
- impact of natural disasters and public health concerns on our foreign sourcing offices and vendor manufacturing operations;
- fluctuation in the value of the U.S. dollar against foreign currencies or restrictions on the transfer of funds;
- potential recalls for any merchandise that does not meet our quality standards; and
- disruption of imports by labor disputes and local business practices.

We cannot predict whether any of the foreign countries in which our merchandise is manufactured, or in which our merchandise may be manufactured in the future, will be subject to import restrictions by the U.S. government. Any sudden disruption of manufacturing or imposition of trade restrictions, such as increased tariffs or more restrictive quotas on apparel or other items we sell could affect the import of such merchandise and could increase the cost or reduce the supply of merchandise available to us and adversely affect our business, financial condition, results of operations and liquidity.

In addition, the raw materials used to manufacture our merchandise are subject to availability constraints and price volatility caused by high demand for fabrics, weather conditions, supply conditions, government regulations, economic climate and other unpredictable factors. Increases in the demand for, or the price of, raw materials used to manufacture our merchandise could have a material adverse effect on our cost of sales or our ability to meet our clients' needs. We may not be able to pass all or a portion of such higher raw material costs onto our clients, which could negatively impact our profitability.

Our reliance on third party manufacturers

We do not own or operate any manufacturing facilities and depend on independent third parties to manufacture our merchandise. We cannot be certain that we will not experience operational difficulties with our manufacturers, such as reductions in the availability of production capacity, errors in complying with merchandise specifications, insufficient quality control and failures to meet production deadlines or increases in manufacturing costs. In addition, as a result of recent credit market events, our suppliers may be unable to obtain adequate credit or access liquidity to finance their operations. A manufacturer's failure to ship merchandise to us on a timely basis or to meet the required product safety and quality standards could cause supply shortages, failure to meet client expectations and damage to our brands, which could result in lost sales.

Manufacturer compliance with our social practices requirements

We require our independent manufacturers to comply with the Ann Taylor Global Supplier Principles and Guidelines and monitor their compliance with these guidelines using third-party monitoring firms. Although we have an active program to provide training for our independent manufacturers and monitor their compliance with our labor standards, we do not control the manufacturers or their labor practices.

Any failure of the manufacturer to comply with our Global Supplier Principles and Guidelines, local labor laws in the country of manufacture or divergence of a manufacturer's labor practices from those generally acceptable as ethical in the United States could disrupt the shipment of finished product to us, force us to locate alternative manufacturing sources, reduce demand for our merchandise or damage our reputation.

Our reliance on key management

Our success depends to a significant extent both upon the continued services of our current executive and senior management team, as well as our ability to attract, hire, motivate and retain additional qualified management in the future. Competition for key executives in the retail industry is intense, and our operations could be adversely affected if we cannot attract and retain qualified associates.

Our ability to successfully upgrade and maintain our information systems to support the needs of the organization

We rely heavily on information systems to manage our operations, including a full range of retail, financial, sourcing and merchandising systems, and regularly make investments to upgrade, enhance or replace these systems. The reliability and capacity of our information systems is critical. Despite our preventative efforts, our systems are vulnerable from time to time to damage or interruption from, among other things, security breaches, computer viruses, power outages and other technical malfunctions. Any disruptions affecting our information systems, or any delays or difficulties in transitioning to new systems or in integrating them with current systems, could have a material adverse impact on our business. Any failure to maintain adequate system security controls to protect our computer assets and sensitive data, including client data, from unauthorized access, disclosure or use could also damage our reputation with our clients.

In addition, our ability to continue to operate our business without significant interruption in the event of a disaster or other disruption depends in part on the ability of our information systems to operate in accordance with our disaster recovery and business continuity plans.

Our dependence on a single distribution facility

We handle merchandise distribution for all of our stores from a single facility in Louisville, Kentucky. Independent third party transportation companies deliver our merchandise to our stores and our clients. Any significant interruption in the operation of the distribution facility or the domestic transportation infrastructure due to natural disasters, accidents, inclement weather, system failures, work stoppages, slowdowns or strikes by employees of the transportation companies, or other unforeseen causes could delay or impair our ability to distribute merchandise to our stores, which could result in lower sales, a loss of loyalty to our brands and excess inventory.

Risks associated with Internet sales

We sell merchandise over the Internet through our websites, www.anntaylor.com and www.anntaylorloft.com. Our Internet operations are subject to numerous risks, including:

- reliance on third party computer hardware/software and order fulfillment providers;
- rapid technological change;
- diversion of sales from our stores;
- liability for online content;
- violations of state or federal laws, including those relating to online privacy;
- credit card fraud;
- risks related to the failure of the computer systems that operate our websites and their related support systems, including computer viruses; and
- telecommunications failures and electronic break-ins and similar disruptions.

There is no assurance that our Internet operations will continue to achieve sales and profitability growth.

Our ability to execute brand extensions and new concepts

Part of our business strategy is to grow our existing brands and identify and develop new growth opportunities. In Fiscal 2008, we continued to invest in factory channel expansion with the launch of our LOFT Outlet concept. Our success with new merchandise offerings or concepts requires significant capital expenditures and management attention. Any such plan is subject to risks such as client acceptance, competition, product differentiation, challenges to economies of scale in merchandise sourcing and the ability to attract and retain qualified associates, including management and designers. There is no assurance that these merchandise offerings or concepts will be successful or that our overall profitability will increase as a result. Our failure to successfully execute our growth strategies may adversely impact our financial condition and results of operations.

Effects of war, terrorism or other catastrophes

Threat of terrorist attacks or actual terrorist events in the United States and worldwide could cause damage or disruption to international commerce and the global economy, disrupt the production, shipment or receipt of our merchandise or lead to lower client traffic in regional shopping centers. Natural disasters could also impact our ability to open and run our stores in affected areas. Lower client traffic due to security concerns, war or the threat of war and natural disasters could result in decreased sales that would have a material adverse impact on our business, financial condition and results of operations.

Failure to comply with legal and regulatory requirements

Our policies, procedures and internal controls are designed to comply with all applicable laws and regulations, including those imposed by the Securities and Exchange Commission and the New York Stock Exchange, as well as applicable employment laws. Additional legal and regulatory requirements, such as those arising under the Sarbanes-Oxley Act of 2002 and various foreign laws, increase the complexity of the regulatory environment in which we operate and the related cost of compliance. Failure to comply with such laws and regulations may result in damage to our reputation, financial condition and market price of our stock.

Our ability to realize deferred tax assets

If our businesses do not perform well, we may be required to establish a valuation allowance against our deferred income tax assets, which could have a material adverse effect on our results of operations and financial condition. Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Deferred tax assets are assessed periodically by management to determine if they are realizable. Factors in management's determination include the performance of the business, including the ability to generate taxable income from operations and tax planning strategies. If, based on available information, it is more likely than not that the deferred income tax asset will not be realized, then a valuation allowance must be established with a corresponding charge to net income.

The effect of external economic factors on our Pension Plan

Our future funding obligations for our defined benefit Pension Plan qualified with the Internal Revenue Service depend upon the future performance of assets set aside for this Pension Plan, interest rates used to determine funding levels, actuarial data and experience and any changes in government laws and regulations. In addition, the Pension Plan holds a significant amount of mutual funds which invest in equity securities. If the market values of these securities decline, our pension expenses would increase and, as a result, could materially adversely affect our business. Decreases in interest rates that are not offset by contributions and asset returns could also increase our obligations under such Pension Plan. We may be legally required to make contributions to our Pension Plan in the future, and those contributions could be material.

ITEM 1B. Unresolved Staff Comments.

None.

ITEM 2. Properties.

As of January 31, 2009, we operated 935 retail stores in 46 states, the District of Columbia and Puerto Rico, all of which were leased. Store leases typically provide for initial terms of ten years, although some leases have shorter or longer initial periods. Some of the leases grant us the right to extend the term for one or two additional five-year periods. Some leases also contain early termination options, which can be exercised by us under specific conditions. Most of the store leases require us to pay a specified minimum rent, plus a contingent rent based on a percentage of the store's net sales in excess of a specified threshold. Most of the leases also require us to pay real estate taxes, insurance and certain common area and maintenance costs. The current terms of our leases expire as follows:

Fiscal Years Lease Terms Expire	Number of Stores
2009 - 2011	307
2012 - 2014	227
2015 - 2017	315
2018 and later	86

We lease our corporate offices at 7 Times Square in New York City (approximately 297,000 square feet) under a lease expiring in 2020. We lease an additional 63,000 square feet of office space in New York City under leases expiring through 2020 and an additional 36,000 square feet under a lease which will be terminated in 2009. In addition, in Milford, Connecticut, we maintain 42,000 square feet of office space under a lease which expires in 2019 and an additional 15,000 square feet of office space under a lease which expires in 2010.

The Company's wholly owned subsidiary, AnnTaylor Distribution Services, Inc., owns our 256,000 square foot distribution center located in Louisville, Kentucky. The distribution center is located on approximately 27 acres, which could accommodate possible future expansion of the facility. Nearly all our merchandise is distributed to stores through this facility.

ITEM 3. Legal Proceedings.

We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, in our opinion, any such liability will not have a material adverse effect on our consolidated financial position, consolidated results of operations or liquidity.

ITEM 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

ITEM 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is listed and traded on the New York Stock Exchange under the symbol "ANN". The number of holders of record of common stock at February 27, 2009 was 614. The following table sets forth the high and low sale prices per share of the common stock on the New York Stock Exchange for the periods indicated:

	Market Price	
	High	Low
Fiscal Year 2008		
Fourth quarter	$ 12.88	$ 3.74
Third quarter	27.55	11.45
Second quarter	29.23	20.13
First quarter	26.56	20.98
Fiscal Year 2007		
Fourth quarter	$ 33.28	$ 18.70
Third quarter	36.81	27.05
Second quarter	39.46	29.15
First quarter	39.92	34.09

STOCK PERFORMANCE GRAPH

The following graph compares the percentage changes in the cumulative total stockholder return on the Company's Common Stock for the five-year period ended January 31, 2009, with the cumulative total return on the Standard & Poor's 500 Stock Index ("S&P 500") and the Dow Jones U.S. Retailers, Apparel Index for the same period. In accordance with the rules of the SEC, the returns are indexed to a value of $100 at January 31, 2004 and assume that all dividends, if any, were reinvested. This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended or the Exchange Act.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among AnnTaylor Stores Corporation, The S&P 500 Index
And The Dow Jones US Apparel Retailers Index


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
1/31/04
1/29/05
1/28/06
2/3/07
2/2/08
1/31/09

AnnTaylor Stores Corporation **S&P 500** **Dow Jones US Apparel Retailers**

*$100 invested on 1/31/04 in stock or index, including reinvestment of dividends.
Indexes calculated on month-end basis.

We have never paid cash dividends on our common stock. Any determination to pay cash dividends is at the discretion of our Board of Directors, which considers it on a periodic basis. In addition, as a holding company, our ability to pay dividends is dependent upon the receipt of dividends or other payments from our subsidiaries, including our wholly owned subsidiary AnnTaylor, Inc. The payment of dividends by AnnTaylor, Inc. to us is subject to certain restrictions under its $250 million Third Amended and Restated Credit Agreement (the "Credit Facility"). We are also subject to certain restrictions contained in the Credit Facility on the payment of cash dividends on our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources".

The following table sets forth information concerning purchases of our common stock for the periods indicated which upon repurchase are classified as treasury shares available for general corporate purposes:

	Total Number of Shares Purchased *(a)*	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program *(b)*	Approximate Dollar Value of Shares that May Yet Be Purchased Under Publicly Announced Program (in thousands)
November 2, 2008 to November 29, 2008....	7,464	$ 8.27	-	$ 159,083
November 30, 2008 to January 3, 2009.......	170	5.98	-	159,083
January 4, 2009 to January 31, 2009..........	2,049	5.41	-	159,083
	9,683		-	

(a) *These shares represent restricted stock repurchased in connection with employee tax withholding obligations under employee compensation plans, which are not purchases under our publicly announced program.*

(b) *The $300 million securities repurchase program approved by our Board of Directors on August 23, 2007 will expire when the Company has repurchased all securities authorized for repurchase thereunder, unless terminated earlier by resolution of the Board of Directors. There were no shares purchased under this program during the fourth quarter of Fiscal 2008.*

ITEM 6. Selected Financial Data.

The following historical Consolidated Statement of Operations and Consolidated Balance Sheet information has been derived from our audited consolidated financial statements. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this document. All references to years are to our fiscal year, which ends on the Saturday nearest January 31 in the following calendar year. All fiscal years for which financial information is set forth below contain 52 weeks, except for the fiscal year ended February 3, 2007, which includes 53 weeks.

	Fiscal Years Ended				
	January 31, 2009	February 2, 2008	February 3, 2007	January 28, 2006	January 29, 2005
	(in thousands, except per share, per square foot and number of stores data)				
Consolidated Statement of Operations Information:					
Net sales	$ 2,194,559	$ 2,396,510	$ 2,342,907	$ 2,073,146	$ 1,853,583
Cost of sales	1,139,753	1,145,246	1,085,897	1,017,122	906,035
Gross margin	1,054,806	1,251,264	1,257,010	1,056,024	947,548
Selling, general and administrative expenses	1,050,560	1,061,869	1,031,341	924,998	842,590
Restructuring charges	59,714	32,255	-	-	-
Asset impairment charges	29,590	1,754	1,832	-	-
Goodwill impairment charge	286,579	-	-	-	-
Operating (loss)/income	(371,637)	155,386	223,837	131,026	104,958
Interest income	1,677	7,826	17,174	9,318	5,037
Interest expense (a)	1,462	2,172	2,230	2,083	3,641
(Loss)/income before income taxes	(371,422)	161,040	238,781	138,261	106,354
Income tax (benefit)/provision	(37,516)	63,805	95,799	56,389	43,078
Net (loss)/income	$ (333,906)	$ 97,235	$ 142,982	$ 81,872	$ 63,276
Basic (loss)/earnings per share	$ (5.82)	$ 1.55	$ 2.01	$ 1.14	$ 0.91
Diluted (loss)/earnings per share	$ (5.82)	$ 1.53	$ 1.98	$ 1.13	$ 0.88
Weighted average shares outstanding	57,366	62,753	70,993	71,554	69,607
Weighted average shares outstanding, assuming dilution	57,366	63,452	72,107	72,270	72,933
Consolidated Operating Information:					
Percentage (decrease)/increase in comparable store sales (b)	(14.8) %	(3.3) %	2.8 %	0.1 %	3.6 %
Net sales per square foot (c)	$ 402	$ 457	$ 474	$ 461	$ 471
Number of stores:					
Open at beginning of period	929	869	824	738	648
Opened during the period	66	77	70	97	95
Closed during the period	60	17	25	11	5
Open at the end of the period	935	929	869	824	738
Expanded during the period	8	14	16	12	6
Total store square footage at end of period	5,492	5,410	5,079	4,801	4,202
Capital expenditures (d)	$ 100,195	$ 145,852	$ 165,129	$ 174,895	$ 152,483
Depreciation and amortization	$ 122,222	$ 116,804	$ 105,890	$ 93,786	$ 78,657
Working capital turnover (e)	14.0x	8.2x	5.8x	5.4x	5.0x
Inventory turnover (f)	5.4x	4.7x	5.0x	4.7x	4.5x
Consolidated Balance Sheet Information:					
Working capital	$ 118,013	$ 195,015	$ 391,187	$ 418,626	$ 343,568
Goodwill, net	-	286,579	286,579	286,579	286,579
Total assets	960,439	1,393,755	1,568,503	1,492,906	1,327,338
Total debt	7,039	-	-	-	-
Total stockholders' equity	416,512	839,484	1,049,911	1,034,482	926,744

(Footnotes on following page)

(Footnotes for preceding page)

(a) Includes non-cash interest expense of approximately $0.4 million, $0.4 million, $0.5 million, $0.8 million and $1.9 million, in Fiscal 2008, 2007, 2006, 2005 and 2004, respectively, primarily from amortization of deferred financing costs and in Fiscal 2004, accretion of original issue discount. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources".

(b) A store is included in comparable store sales in its thirteenth month of operation. A store with a square footage change of more than 15% is treated as a new store for the first year following its reopening. In addition, in a year with 53 weeks, sales in the last week of that year are excluded from comparable store sales.

(c) Net sales per square foot is determined by dividing net sales for the period by the average of the total store square footage at the beginning and end of each period. Unless otherwise indicated, references herein to square footage are to gross square feet, rather than net selling space.

(d) Capital expenditures are accounted for on the accrual basis and include net non-cash transactions totaling $(10.1) million, $5.9 million, $(0.8) million, $(14.3) million and $15.3 million in Fiscal 2008, 2007, 2006, 2005 and 2004, respectively. The non-cash transactions are primarily related to the purchase of property and equipment on account.

(e) Working capital turnover is determined by dividing net sales by the average of the amount of working capital at the beginning and end of the period.

(f) Inventory turnover is determined by dividing cost of sales by the average of the cost of inventory at the beginning and end of the period.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read together with our consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K.

Management Overview

Fiscal 2008 was a very challenging year for the overall retail industry and for AnnTaylor Stores Corporation. The severe recession, which began in the latter part of 2007, worsened throughout Fiscal 2008, marking this past year as one defined by historically low consumer confidence, rising unemployment levels and declining consumer spending. In addition, the overall decline in business trends in Fiscal 2008 and lack of visibility moving into Fiscal 2009 and beyond resulted in our recognizing non-cash charges for goodwill and asset impairments. Importantly, we moved quickly and decisively at the onset of Fiscal 2008 to protect the health of our company and position the business for long-term success. The January 2008 launch of a multi-year, strategic, restructuring program, designed to reduce our cost structure, optimize our store portfolio and improve our overall effectiveness and the additional restructuring actions we took in late Fiscal 2008, are both examples of our aggressive response to the challenges of the current retail environment.

Another area of significant focus for us in Fiscal 2008 was inventory management. Notwithstanding the unprecedented level of promotional activity in the overall retail sector, we successfully managed our inventory levels throughout the year and ended Fiscal 2008 with total inventory per square foot down 32% versus year-end Fiscal 2007. We have also been focused on preserving our cash and we ended Fiscal 2008 with $112 million in cash and no borrowings under our credit facility with Bank of America N.A. and a syndicate of lenders. Importantly, we have developed plans for Fiscal 2009—including drawing down $125 million of our $250 million credit facility—to ensure we continue to have ready access to cash during the current economic uncertainty.

Business at Ann Taylor during Fiscal 2008 was very challenging, reflecting the weak economic environment and the direct effect this had on the professional working woman—our core client. In addition, Ann Taylor's product assortments during the year lacked the modern look and versatility that our clients expect right now, particularly in this difficult economy. Net sales declined 20.5%, with comparable store sales down 19.9%. Gross margin at Ann Taylor was under significant pressure, due to the top-line softness and the unprecedented nature of the promotional environment in the back-half of the year. Importantly, we were successful clearing through inventory and ended the year with inventory levels down 39% on a per square foot basis. Looking ahead, Ann Taylor has made progress behind the scenes, appointing a new leadership team to reinvent and rejuvenate the brand to be more modern, chic and sophisticated, and we expect these efforts to start to impact the brand beginning with the Fall 2009 collection.

At LOFT, while the economic downturn also took its toll, the brand was increasingly successful as the year progressed delivering product assortments that were casual, feminine and stylish at amazing prices. We believe LOFT's unique combination of quality, fashion and value position the brand well to serve clients in the current environment. Net sales for Fiscal 2008 declined 7.3% versus Fiscal 2007, reflecting an 11.4% decline in comparable store sales, partially offset by modest growth in LOFT's store base. Gross margin was under pressure for the year, reflecting the level of promotional activity required to clear inventory. LOFT successfully managed inventory levels to end the year down 37% on a per square foot basis.

Our Ann Taylor Factory business was also under pressure during the latter part of the year, as the value proposition of that channel was affected during the period of unprecedented discounting in the full-price channel. Nevertheless, the business was successful preserving a solid margin structure, and ended the year in a healthy inventory position. Our online businesses delivered another year of top-line growth, although margins were also under pressure in this channel.

During the year, following our goodwill impairment testing, we recorded a $286.6 million pre-tax non-cash charge to fully impair our recorded goodwill. In addition, based on the recent decline in performance, we recorded a $29.6 million pre-tax non-cash charge for asset impairment associated with stores not closing as part of our restructuring program. In addition, we recorded $59.7 million in pre-tax restructuring charges in Fiscal 2008, including $39.8 million in pre-tax non-cash asset impairment charges associated with our restructuring program.

Looking ahead to Fiscal 2009, we are focused on ensuring our balance sheet and cash position remain strong; continuing to aggressively manage our cost structure and inventory levels; strengthening and evolving our brands to ensure they are relevant; and positioning our company for long-term success.

Key Performance Indicators

In evaluating our performance, senior management reviews certain key performance indicators, including:

- Comparable store sales – Comparable store sales provide a measure of existing store sales performance. A store is included in comparable store sales in its thirteenth month of operation. A store with a square footage change of more than 15% is treated as a new store for the first year following its reopening. In a year with 53 weeks, sales in the last week of that year are excluded from comparable store sales.
- Gross margin – Gross margin measures our ability to control the direct costs of merchandise sold during the period. Gross margin is the difference between net sales and cost of sales, which is comprised of direct inventory costs for merchandise sold, including all costs to transport merchandise from third-party suppliers to our distribution center. Buying and occupancy costs are excluded from cost of sales.
- Operating income – Because retailers do not uniformly record supply chain costs as a component of cost of sales or selling, general and administrative expenses, operating income allows us to benchmark our performance relative to other retailers. Operating income represents earnings before interest and income taxes and measures our earnings power from ongoing operations.
- Store productivity – Store productivity, including sales per square foot, average unit retail price (AUR), units per transaction (UPT), dollars per transaction (DPT), traffic and conversion, is evaluated by management in assessing our operating performance.
- Inventory turnover – Inventory turnover measures our ability to sell our merchandise and how many times it is replaced over time. This ratio is important in determining the need for markdowns, planning future inventory levels and assessing client response to our merchandise.
- Quality of merchandise offerings - To monitor and maintain client acceptance of our merchandise offerings, we monitor sell-through levels, inventory turnover, gross margin, returns and markdown rates at a class and style level. This analysis helps identify merchandise issues at an early date and helps us plan future merchandise development and buying.

Results of Operations

The following table sets forth data from our Consolidated Statements of Operations expressed as a percentage of net sales. All fiscal years presented contain 52 weeks, except for the fiscal year ended February 3, 2007, which contains 53 weeks:

	Fiscal Years Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	51.9	47.8	46.3
Gross margin	48.1	52.2	53.7
Selling, general and administrative expenses	47.8	44.3	44.0
Restructuring	2.7	1.3	-
Asset impairment charges	1.4	0.1	0.1
Goodwill impairment charge	13.1	-	-
Operating (loss)/income	(16.9)	6.5	9.6
Interest income	0.1	0.3	0.7
Interest expense	0.1	0.1	0.1
(Loss)/income before income taxes	(16.9)	6.7	10.2
Income tax (benefit)/provision	(1.7)	2.6	4.1
Net (loss)/income	(15.2) %	4.1 %	6.1 %

The following table sets forth selected data from our Consolidated Statement of Operations expressed as a percentage change from the prior period. All fiscal years presented contain 52 weeks, except for the fiscal year ended February 3, 2007, which contains 53 weeks:

	Fiscal Years Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
		increase (decrease)	
Net sales	(8.4) %	2.3 %	13.0 %
Operating (loss)/income	(339.2) %	(30.6) %	70.8 %
Net (loss)/income	(443.4) %	(32.0) %	74.6 %

Sales and Store Data

The following table sets forth certain sales and store data. All fiscal years presented contain 52 weeks, except for the fiscal year ended February 3, 2007, which contains 53 weeks:

	Fiscal Years Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
Net sales (in thousands)			
Total Company	$2,194,559	$2,396,510	$2,342,907
Ann Taylor	689,183	866,555	912,753
LOFT	1,088,376	1,174,401	1,146,471
Other	417,000	355,554	283,683
Comparable store sales percentage (decrease)/increase (a)			
Total Company	(14.8) %	(3.3) %	2.8 %
Ann Taylor	(19.9) %	(3.7) %	3.1 %
LOFT	(11.4) %	(5.4) %	1.9 %
Average dollars per transaction			
Total Company	$ 69.03	$ 75.28	$ 75.45
Ann Taylor	79.39	90.03	89.36
LOFT	61.93	67.49	68.28
Average units per transaction			
Total Company	2.39	2.34	2.21
Ann Taylor	2.08	2.02	1.92
LOFT	2.41	2.41	2.28
Average unit retail sold			
Total Company	$ 28.88	$ 32.17	$ 34.14
Ann Taylor	38.17	44.57	46.54
LOFT	25.70	28.00	29.95
Net sales per average gross square foot (b)			
Total Company	$ 402	$ 457	$ 474
Ann Taylor	384	465	483
LOFT	360	406	439

Sales and Store Data (Continued)

	Fiscal Years Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
Total store square footage at end of period (in thousands) (b)			
Total Company	5,492	5,410	5,079
Ann Taylor	1,724	1,866	1,870
LOFT	3,010	3,030	2,757
Ann Taylor Factory/LOFT Outlet	758	514	452
Number of:			
Stores open at beginning of period	929	869	824
New stores	66	77	70
Closed stores	60	17	25
Stores open at end of period	935	929	869
Expanded stores	8	14	16

(a) *A store is included in comparable store sales in its thirteenth month of operation. A store with a square footage change of more than 15% is treated as a new store for the first year following its reopening. Since the fiscal year ended February 3, 2007 included 53 weeks, sales in the last week of the fiscal year were not included in determining Fiscal 2006 comparable store sales.*

(b) *Net sales per average gross square foot is determined by dividing net sales for the period by the average of the gross square feet at the beginning and end of each period. Unless otherwise indicated, references herein to square feet are to gross square feet, rather than net selling space.*

Net sales decreased approximately $201.9 million, or 8.4% in Fiscal 2008 as compared to Fiscal 2007. Although UPTs rose slightly overall, DPTs decreased primarily due to lower AURs resulting from higher discounting, particularly in the fourth quarter, as compared to the prior year. Comparable store sales were also negatively impacted by lower AURs, due to the continued promotional stance we took during Fiscal 2008. These decreases were consistent with both lower traffic and with the impact of the current recessionary environment, which was particularly evident in the fourth quarter across all divisions. By division, net sales at Ann Taylor decreased 20.5% to $689.2 million in Fiscal 2008 as compared to net sales of $866.6 million in Fiscal 2007. At LOFT, net sales decreased 7.3% to $1,088.4 million in Fiscal 2008, as compared to net sales of $1,174.4 million in Fiscal 2007.

Net sales increased approximately $53.6 million, or 2.3% in Fiscal 2007 as compared to Fiscal 2006 due to the net addition (new stores opened, less stores closed) of 60 stores and strength at Ann Taylor Factory, partially offset by lower comparable store sales and the impact of 53 weeks of sales in Fiscal 2006. The extra week of sales in Fiscal 2006 benefited the fourth quarter and full year of Fiscal 2006 by approximately $31.0 million. Comparable store sales were negatively impacted by lower AUR due to the promotional stance we took during much of Fiscal 2007 as well as an overall decrease in traffic, particularly in the fourth quarter. By division, net sales at Ann Taylor decreased 5.1% to $866.6 million in Fiscal 2007 as compared to net sales of $912.8 million in Fiscal 2006. At LOFT, net sales increased 2.4% to $1,174.4 million in Fiscal 2007 as compared to net sales of $1,146.5 million in Fiscal 2006.

Our net sales do not show significant seasonal variation. As a result, we have not had significant overhead and other costs generally associated with large seasonal variations.

Cost of Sales and Gross Margin

Because retailers do not uniformly record supply chain costs as cost of sales or selling, general and administrative expenses, our gross margin and selling, general and administrative expenses as a percentage of net sales may not be comparable to certain other retailers. For additional information regarding costs classified in cost of sales and selling, general and administrative expenses, refer to Note 1, “Summary of Significant Accounting Policies”, in the Notes to Consolidated Financial Statements.

The following table presents cost of sales and gross margin in dollars and the related gross margin percentages for the fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007. All fiscal years presented contain 52 weeks, except for the fiscal year ended February 3, 2007, which contains 53 weeks:

	Fiscal Years Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
		(dollars in thousands)	
Cost of sales	$ 1,139,753	$ 1,145,246	$ 1,085,897
Gross margin	$ 1,054,806	$ 1,251,264	$ 1,257,010
Percentage of net sales	48.1 %	52.2 %	53.7 %

The decline in gross margin as a percentage of net sales in Fiscal 2008 as compared to Fiscal 2007 was due to lower merchandise margins, particularly on non-full price sales in the fourth quarter, primarily due to more extensive markdowns than anticipated in an effort to clear through inventories.

The decline in gross margin as a percentage of net sales in Fiscal 2007 as compared to Fiscal 2006 was due to the combined effect of lower full price sales and lower margin rates achieved on non-full price sales at both Ann Taylor and LOFT, partially offset by continued strength at Ann Taylor Factory.

Selling, General and Administrative Expenses

The following table presents selling, general and administrative expenses in dollars and as a percentage of net sales for Fiscal 2008, 2007 and 2006:

	Fiscal Years Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
		(dollars in thousands)	
Selling, general and administrative expenses	$ 1,050,560	$ 1,061,869	$ 1,031,341
Percentage of net sales	47.8 %	44.3 %	44.0 %

Selling, general and administrative expenses decreased approximately $11 million, which reflected the benefit of our restructuring cost savings initiatives, partially offset by higher performance based compensation in the spring season and severance costs. The increase in selling, general and administrative expenses as a percentage of net sales in Fiscal 2008 compared to Fiscal 2007 was primarily due to the impact of fixed cost deleveraging resulting from lower net sales as well as higher performance-based compensation costs incurred in the first half of the year, which offset the benefits of our restructuring cost savings on a percent of net sales basis.

The increase in selling, general and administrative expenses as a percentage of net sales in Fiscal 2007 as compared to Fiscal 2006 was due to the impact of fixed cost deleveraging as a result of lower comparable store sales, partially offset by lower performance-based compensation costs.

We adopted Statement of Financial Accounting Standards No. 123(Revised 2004), *Share-Based Payment,* as interpreted by SEC Staff Accounting Bulletin No. 107 ("SFAS No. 123(R)") in Fiscal 2006 and have since recorded stock-based compensation expense under the fair value method. For the fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007 we recorded $12.6 million, $19.0 million and $24.7 million, respectively, of stock-based compensation expense. This stock-based compensation expense is included on the same income statement line as the cash compensation paid to the recipient of the stock-based award. See Note 8, "Other Equity and Stock Incentive Plans" in the Notes to Consolidated Financial Statements for further discussion.

Restructuring Charges

The following table presents the restructuring charges in dollars and as a percentage of net sales for Fiscal 2008, 2007 and 2006:

	Fiscal Years Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
		(dollars in thousands)	
Restructuring charges	$ 59,714	$ 32,255	$ -
Percentage of net sales	2.7 %	1.3 %	- %

In Fiscal 2008 we announced additional actions related to the multi-year, strategic, restructuring program we initiated in Fiscal 2007, which were designed to further enhance profitability and improve overall operating effectiveness. In Fiscal 2008 and Fiscal 2007, we recorded $59.7 million and $32.3 million, respectively, in restructuring charges. We expect total one-time pre-tax expenses associated with our restructuring program in the range of $95 to $100 million. See "Liquidity and Capital Resources" and Note 2, "Restructuring" in the Notes to Consolidated Financial Statements for further discussion.

Asset Impairment Charges

The following table presents asset impairment charges in dollars and as a percentage of net sales for Fiscal 2008, 2007 and 2006:

	Fiscal Years Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
		(dollars in thousands)	
Asset impairment charges	$ 29,590	$ 1,754	$ 1,832
Percentage of net sales	1.4 %	0.1 %	0.1 %

In Fiscal 2008, we recorded $29.6 million in non-cash store asset impairment charges, based on our projected undiscounted future cash flows, related to stores that we expect to continue operating. In Fiscal 2007 and Fiscal 2006, such non-cash store asset impairment charges totaled $1.8 million and $1.8 million, respectively.

Goodwill Impairment Charge

The following table reflects the goodwill impairment charge in dollars and as a percentage of net sales for Fiscal 2008, 2007 and 2006:

	Fiscal Years Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
		(dollars in thousands)	
Goodwill impairment charge	$ 286,579	$ -	$ -
Percentage of net sales	13.1 %	- %	- %

We have three reporting units, as defined under Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"), including Ann Taylor, LOFT and Ann Taylor Factory/LOFT Outlet stores. A reporting unit is defined as an operating segment or one level below an operating segment. Our reporting units are equivalent to our operating segments. Although we have three operating segments, they have been aggregated into a single operating segment for segment reporting purposes, in accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information* ("SFAS No. 131"). The $286.6 million in recorded goodwill resides under our Ann Taylor reporting unit.

The deterioration in the financial and housing markets and resulting effect on consumer confidence and discretionary spending that occurred during Fiscal 2008 had a significant impact on the retail industry, particularly for women's specialty apparel retailers. In the third quarter, we considered the impact this had on our business as an indicator under SFAS No. 142, that a reduction in the recorded value of our goodwill may have occurred. Accordingly, we performed an interim test for goodwill impairment following the two step process defined in SFAS No. 142. The first step in this process compared the fair value of the reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the impairment. In the second step, the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit to determine an implied goodwill value. This allocation is similar to a purchase price allocation performed in purchase accounting. If the carrying amount of the reporting unit goodwill exceeds the implied goodwill value, an impairment loss should be recognized in an amount equal to that excess.

The fair value of the Ann Taylor reporting unit determined under step 1 of the goodwill impairment test was based on a two-thirds weighting of a discounted cash flow analysis using forward-looking projections of estimated future operating results and a one-third weighting of a guideline company methodology under the market approach using revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples. Management's determination of the fair value of each reporting unit incorporates multiple assumptions, including the level of our share price, future business growth, earnings projections and the weighted average cost of capital used for purposes of discounting. Decreases in business growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause the fair value of the reporting unit to decrease. The results of this interim test of goodwill impairment indicated that the fair value of recorded goodwill exceeded its carrying value; therefore, we concluded that the recorded goodwill value was not impaired as of November 1, 2008.

During the fourth quarter of Fiscal 2008, there was continued deterioration in the financial and credit markets, which continued to weigh on consumer confidence and resulted in further declines in discretionary retail spending. This impacted our fourth quarter business in a significant way, which caused us to revise our forward-looking business projections downward. These updated projections were used to perform our annual test for goodwill impairment during the fourth quarter. Based on this testing, we determined that the fair value of the Ann Taylor reporting unit determined under step 1, as described above, was less than the carrying value of our reporting unit. Accordingly, we performed a step 2 analysis to determine the extent of the goodwill impairment and concluded that the carrying value of the goodwill of the Ann Taylor reporting unit was fully impaired. This resulted in a non-cash impairment charge of $286.6 million. There was no such goodwill impairment charge in Fiscal 2007 or Fiscal 2006.

Depreciation and Amortization

The following table presents depreciation and amortization expense in dollars and as a percentage of net sales for Fiscal 2008, 2007 and 2006:

	Fiscal Years Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
		(dollars in thousands)	
Depreciation and amortization	$ 122,222	$ 116,804	$ 105,890
Percentage of net sales	5.6 %	4.9 %	4.5 %

The increase in depreciation and amortization expense in Fiscal 2008 as compared to Fiscal 2007 was primarily due to capital expenditures related to new, remodeled and expanded stores and accelerated depreciation relating to our restructuring program store closings.

The increase in depreciation and amortization expense in Fiscal 2007 as compared to Fiscal 2006 was primarily due to capital expenditures related to new, remodeled and expanded stores.

Interest Income

The following table presents interest income in dollars and as a percentage of net sales for Fiscal 2008, 2007 and 2006:

	Fiscal Years Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
		(dollars in thousands)	
Interest income	$ 1,677	$ 7,826	$ 17,174
Percentage of net sales	0.1 %	0.3 %	0.7 %

Interest income decreased in Fiscal 2008 as compared to Fiscal 2007 and in Fiscal 2007 as compared to Fiscal 2006, resulting from lower cash balances primarily as a result of our stock repurchase activity and less cash provided by operating activities over the past two years, as well as, lower interest rates.

Interest Expense

The following table presents interest expense in dollars and as a percentage of net sales for Fiscal 2008, 2007 and 2006:

	Fiscal Years Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
		(dollars in thousands)	
Interest expense	$ 1,462	$ 2,172	$ 2,230
Percentage of net sales	0.1 %	0.1 %	0.1 %

Interest expense includes various charges, the largest of which are fees related to our Credit Facility. See "Liquidity and Capital Resources" and Note 5, "Debt and Capital Leases" in the Notes to Consolidated Financial Statements for further discussion of our Credit Facility.

Income Taxes

The following table presents our effective income tax rate for Fiscal 2008, 2007 and 2006:

	Fiscal Years Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
		(dollars in thousands)	
Effective income tax rate	10.1 %	39.6 %	40.1 %

The effective income tax rate decreased in Fiscal 2008 as compared to Fiscal 2007 primarily due to the impact of goodwill impairment, the majority of which is not deductible for tax purposes, and to a lesser extent, state income tax refunds and settlements and the reversal of a reserve recorded in the fourth quarter of Fiscal 2007 for non-deductible executive compensation resulting from an IRS ruling in the first quarter of Fiscal 2008.

The decrease in our effective income tax rate in Fiscal 2007 as compared to Fiscal 2006 was primarily due to a reduction in state income taxes. See Note 9, "Income Taxes" in the Notes to Consolidated Financial Statements for further discussion.

Liquidity and Capital Resources

Our primary source of working capital is cash flow from operations. Our primary ongoing cash requirements relate to the purchase of inventory, which is typically higher in the first and third quarters.

The following table sets forth material measures of our liquidity:

	Fiscal Years Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
	(dollars in thousands)		
Cash provided by operating activities	$ 172,818	$ 257,197	$ 295,931
Working capital	$ 118,013	$ 195,015	$ 391,187
Current ratio	1.39:1	1.62:1	2.31:1

Operating Activities

The decrease in cash provided by operating activities for Fiscal 2008 compared with Fiscal 2007 was due to our current year net loss, net of non-cash items such as goodwill and asset impairment compared to prior year net income, net of non-cash items such as asset impairment, as well as an increase in refundable income taxes. These decreases were partially offset by a reduction in merchandise inventories.

Merchandise inventories decreased approximately $77.3 million, or 30.8% in Fiscal 2008 from Fiscal 2007. Merchandise inventory on a per-square-foot basis was approximately $32 at the end of Fiscal 2008 and $46 at the end of Fiscal 2007. Inventory turned 5.4 times in Fiscal 2008 compared to 4.7 times in Fiscal 2007.

Investing Activities

Cash used for investing activities was $102.1 million in Fiscal 2008, compared with $156.4 million in Fiscal 2007 and $165.9 million in Fiscal 2006. The decrease in cash used for investing activities in Fiscal 2008 compared with Fiscal 2007 was primarily due to less cash used to purchase property and equipment, and a decrease in investments in auction rate securities in Fiscal 2008 as compared to Fiscal 2007 due to the lack of liquidity in the auction rate securities market.

In Fiscal 2008, we used cash for the construction of new retail locations, other store projects, including relocations and refurbishment and investments in information systems. The primary purposes of the cash investment activity were to support our store and infrastructure expansion plans and improve operational efficiency.

The following table sets forth our capital expenditures:

	Fiscal Years Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
	(in thousands)		
New store construction	$ 52,169	$ 99,649	$ 94,657
Store renovation/refurbishment	10,766	22,970	36,466
Information systems	31,449	14,900	26,375
Corporate offices/distribution center	5,423	7,642	7,397
Other	388	691	234
Total	$ 100,195	$ 145,852	$ 165,129

We expect our total capital expenditure requirements in Fiscal 2009 will be approximately $32 to $38 million. Approximately $9 to $11 million will be spent on new store construction, store expansion and relocation, for a planned opening of 14 stores, representing an increase in store square footage of approximately 83,000 square feet, or 2%. Approximately $3 to $5 million is planned for store renovation and refurbishment programs. Approximately $17 million will be spent to support continued investments in information systems and approximately $3 to $5 million is planned for corporate office and distribution center initiatives and other general corporate purposes. The actual amount of our capital expenditures will depend in part on the number of stores opened, expanded and refurbished. To finance our capital requirements, we expect to use internally generated funds. See "Business-Stores and Expansion".

At January 31, 2009 and February 2, 2008, we had $6.0 million and $15.1 million, respectively, invested in auction rate securities, with a fair value of $5.8 million and $15.1 million, respectively. The approximate net carrying value of $5.8 million and $15.1 million at January 31, 2009 and February 2, 2008, respectively, represents our best estimate of the fair value of these investments based on available information on those dates.

We liquidated $9.1 million in auction rate securities in February and March 2008; however, auctions for our remaining $6.0 million investment have since failed. While we do not believe that the underlying securities or collateral have been affected, unsuccessful auctions limit the short-term liquidity of these investments; therefore, we classified the net carrying value of our remaining investment in auction rate securities as long-term, included in other assets on our Consolidated Balance Sheets at January 31, 2009 and February 2, 2008. We do not believe that the carrying value of our remaining investment in auction rate securities, which are rated AA or higher by Standard & Poor's and backed by student loans, has been impaired.

On November 14, 2008, we entered into a settlement agreement with UBS AG ("UBS"), one of our investment providers, related to our $6.0 million investment in auction rate securities purchased from UBS. Under the terms of the settlement agreement, we received auction rate security rights that enable us to sell our auction rate securities back to UBS at par value anytime during the two year period beginning June 30, 2010. We recorded these auction rate security rights as a put option. The auction rate securities will continue to accrue and pay interest until such time as we exercise our rights. If we do not exercise our rights by July 2, 2012, they will expire and UBS will have no further obligation to us. Under the terms of the settlement agreement, we released UBS from all claims related to these securities except consequential damages, and agreed not to serve as a class action representative or receive benefits under any class action settlement or investor fund. UBS has the right to purchase the auction rate securities at par value from us at any time after November 14, 2008 without prior notice. No such purchases were made as of the date of this report.

During Fiscal 2008, we recorded temporary impairment charges of approximately $0.8 million to accumulated other comprehensive loss related to our investment in auction rate securities, in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS No. 115"). As a result of the settlement agreement with UBS, we reclassified these auction rate securities from available-for-sale to trading securities. Due to this reclassification, the previously recorded temporary impairment charges of approximately $0.8 million were charged to earnings in accordance with SFAS No. 115. During the period November 14, 2008 through January 31, 2009, approximately $0.6 million in unrealized gains related to these securities were also recognized in earnings, resulting in a total net unrealized loss of approximately $0.2 million for Fiscal 2008, which is included in interest income on our Consolidated Statement of Operations. See Note 3, "Investments" in the Notes to Consolidated Financial Statements for further discussion.

Financing Activities

Cash used for financing activities was $92.4 million in Fiscal 2008, compared with $327.3 million in Fiscal 2007 and $150.1 million in Fiscal 2006. The decrease in cash used for financing activities in Fiscal 2008 compared with Fiscal 2007 was due primarily to decreased stock repurchase activity and the proceeds from financing fixed assets partially offset by lower proceeds from the exercise of stock options. During Fiscal 2008, we repurchased $100.8 million of our common stock, compared with $340.1 million and $179.8 million in Fiscal 2007 and Fiscal 2006, respectively.

On April 23, 2008, our wholly owned subsidiary AnnTaylor, Inc. and certain of its subsidiaries entered into a Third Amended and Restated $250 million senior secured revolving credit facility with Bank of America N.A. and a syndicate of lenders ("the Credit Facility"), which amended its then existing $175 million senior secured revolving credit facility which was due to expire in November 2008. At AnnTaylor, Inc.'s option, the Credit Facility provides for an increase in the total facility and the aggregate commitments thereunder up to $350 million, subject to the lenders' agreement to increase their commitment for the requested amount. The Credit Facility expires on April 23, 2013 and may be used for working capital, letters of credit and other general corporate purposes. The Credit Facility contains an acceleration clause which, upon the occurrence of a Material Adverse Effect, as defined in the Credit Facility, may cause any borrowings outstanding to become immediately due and payable.

The maximum availability for loans and letters of credit under the Credit Facility is governed by a monthly borrowing base, determined by the application of specified advance rates against certain eligible assets. Commercial and standby letters of credit outstanding under the Credit Facility totaled approximately $33.8 million and $111.1 million as of January 31, 2009 and February 2, 2008, respectively, leaving a remaining available balance for loans and letters of credit of $216.2 million and $63.9 million as of January 31, 2009 and February 2, 2008, respectively. There were no borrowings outstanding under the Credit Facility at January 31, 2009, or at any point during Fiscal 2008. On March 5, 2009, the Company accessed $125 million from its Credit Facility. The Company intends to hold these proceeds in the event they are required for near-term liquidity needs or seasonal working capital requirements.

The Credit Facility permits us to pay cash dividends (and permits dividends by AnnTaylor, Inc. to fund such cash dividends) subject to certain Liquidity requirements (as defined in the Credit Facility) and other conditions as set forth in the Credit Facility. Certain of our subsidiaries are also permitted to: pay dividends to us to fund certain taxes owed by us; fund ordinary operating expenses not in excess of $500,000 in any fiscal year; repurchase common stock held by employees not in excess of $100,000 in any fiscal year (with certain stated exceptions); and for certain other stated purposes (subject to certain exceptions). See Note 5, "Debt and Capital Leases", in the Notes to Consolidated Financial Statements for further discussion of the Credit Facility.

On August 23, 2007, our Board of Directors approved a $300 million securities repurchase program (the "August 2007 Program"). The August 2007 Program will expire when the Company has repurchased all securities authorized for repurchase pursuant to the program, unless terminated earlier by resolution of the Board of Directors. Purchases of shares of common stock may be made from time to time, subject to market conditions and at prevailing market prices, through open market purchases or in privately negotiated transactions. Repurchased shares of common stock increase treasury shares available for general corporate purposes. During Fiscal 2008, the Company repurchased 4,108,183 shares of its common stock under the August 2007 Program at a cost of approximately $100.8 million. During Fiscal 2007, the Company repurchased 9,301,633 shares of its common stock at a cost of approximately $340.1 million. Of this total, 1,347,286 shares at a cost of approximately $40.0 million, 7,952,879 shares at a cost of approximately $300.0 million and 1,468 shares at a cost of approximately $0.1 million were repurchased under the August 2007 Program, and programs previously approved in March 2007 and August 2006, respectively. During Fiscal 2006, the Company repurchased 4,978,660 shares of its common stock at a cost of approximately $179.8 million. As of January 31, 2009, the Company had remaining authorization in place, under the August 2007 program, to repurchase approximately $159.1 million of additional shares.

In Fiscal 2000, the Company's Board of Directors adopted a Stockholder Rights Plan ("Rights Plan"). Rights under the Rights Plan ("Rights") were distributed as a dividend at the rate of one Right for each share of common stock of the Company held by stockholders of record as of the close of business on May 30, 2000. As a result of the 2004 and 2002 3-for-2 splits of the Company's common stock, each share of common stock now represents four-ninths of a Right. Each Right entitles stockholders to buy one unit of a share of a new series of preferred stock for $125. Under certain circumstances, if a person or group acquires beneficial ownership of 15% or more of the voting power of the Company as represented by the Company's common stock, or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the voting power of the Company as represented by the Company's common stock, holders of the Rights, other than the person or group triggering their exercise, will be able to purchase, in exchange for the $125 exercise price, shares of the Company's common stock or of any company into which the Company is merged having a value of $250. The Rights will expire on May 18, 2010. No Rights were exercised under the Rights Plan in Fiscal 2008.

Other

The recent distress in the financial markets has resulted in declines in consumer confidence and spending, extreme volatility in securities prices, diminished liquidity and credit availability and declining valuations of certain investments. We have assessed the implications of these factors on our current business and have responded with our expanded restructuring program, scaled back planned capital expenditures for Fiscal 2009 and have implemented a conservative approach to discretionary spending, including our stock repurchase program. If the national, or global, economies or credit market conditions in general were to deteriorate further in the future, it is possible that such deterioration could put additional negative pressure on consumer spending and negatively affect our cash flows. Although we have available borrowing capacity under our Credit Facility, tightening of the credit markets could also make it more difficult for us to enter into agreements for new indebtedness or obtain funding through the issuance of our securities. The effects of these changes could also require us to make additional changes to our current plans and strategy. Additionally, although our levels of net cash provided by operating activities may be negatively affected by general economic conditions, we believe that we will continue to generate positive cash flow from operations, which, along with our available cash and borrowing capacity under our Credit Facility, will provide the means needed to fund our operations for the foreseeable future. At January 31, 2009 substantially all of our cash was invested in money market funds. These money market funds invest substantially all of their assets in U.S. Treasury Securities.

On January 30, 2008, we initiated a multi-year, strategic, restructuring program designed to enhance profitability and improve overall operating effectiveness. This program, the result of a comprehensive review of our cost structure, included closing underperforming stores over the Fiscal 2008 to Fiscal 2010 period, reductions in our corporate staff and the launch of a broad-based productivity initiative that included, among other things, the strategic procurement of non-merchandise goods and services.

During Fiscal 2008, we implemented additional actions that built upon our restructuring program. These actions included further organizational streamlining efforts resulting in the additional elimination of corporate and divisional positions and the additional non-cash write-down of store assets. In addition to the initial plan for elimination of 180 positions, we also identified 260 additional positions for elimination, and now expect a total reduction of 440 positions under our restructuring program. In addition to the initial plan for closing 117 stores, we also identified 46 additional stores for closure, and now expect to close a total of 163 stores under our restructuring program. We closed 33 Ann Taylor stores and 27 LOFT stores during Fiscal 2008 and plan to close an additional 37 stores during Fiscal 2009, with the majority of the remaining stores under the program to be closed in Fiscal 2010. Total savings under the program of approximately $80 to $90 million are expected to be realized over the three-year period.

We expect total one-time pre-tax expenses associated with our restructuring program in the range of $95 to $100 million. The total restructuring charges include approximately $65 million in non-cash expenses, primarily associated with the write-down of assets related to store closures, with the balance of approximately $30 to $35 million in cash charges relating primarily to severance and various other costs to implement the restructuring program. In Fiscal 2008 and Fiscal 2007, we recorded $59.7 million and $32.3 million, respectively, in restructuring charges. The balance of $3 to $8 million is expected to be incurred in Fiscal 2009 and Fiscal 2010. The above estimated costs and charges are preliminary and may vary materially based on various factors, including timing in execution of the restructuring program, outcome of negotiations with landlords and other third parties and changes in management's assumptions and projections. See "Risk Factors" and Note 2, "Restructuring" in the Notes to Consolidated Financial Statements for further discussion.

On October 1, 2007, we froze our noncontributory defined benefit Pension Plan (the "Pension Plan"). As a result of the freeze, only those associates who were eligible under the Pension Plan on or before September 30, 2007 (substantially all associates of the Company who completed 1,000 hours of service during a consecutive 12 month period prior to that date) are eligible to receive benefits from the Pension Plan once they have completed the five years of service required to become fully vested. No associate may become a participant in the Pension Plan on or after October 1, 2007. No additional benefits are earned under the Pension Plan on or after October 1, 2007.

Our funding obligations and liability under the terms of the Pension Plan are determined using certain actuarial assumptions, including a discount rate and an expected long-term rate of return on plan assets. The discount rate enables us to state expected future cash payments for pension benefits as a present value on the measurement date. A lower discount rate increases the present value of the benefit obligations and increases pension expense. The discount rate selected was based on a yield curve which uses expected cash flows from the Pension Plan and then discounts those cash flows with the bond rate for that period. This resulted in a discount rate of 6.75%. A one percent decrease in the assumed discount rate would increase total net periodic pension expense for Fiscal 2009 by $1.6 million and would increase the liability for pension benefits at January 31, 2009 by $10.6 million. A one percent increase in the assumed discount rate would cause a decrease in the liability and Fiscal 2009 pension expense by $1.3 million and $7.8 million, respectively.

Pension Plan assets as of January 31, 2009 were allocated 38% in equities, 60% in bond-related funds and 2% in short-term investments. For the purposes of developing long-term rates of return, it was assumed that the short-term investments were reallocated to equities and bond-related funds, yielding assumed long-term rates of return of 8.4% and 4.6%, respectively. To develop the expected long-term rate of return on plan assets, we considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. A lower expected rate of return on Pension Plan assets would increase pension expense. Our expected long-term rate of return on plan assets was 6.25% in Fiscal 2008 and 7.25% in Fiscal 2007. A one percent change in the long-term rate of return assumption would impact Fiscal 2009 pension expense by approximately $0.2 million.

As a result of losses experienced in global equity markets, our pension assets experienced negative returns for Fiscal 2008 which in turn would create increased pension costs in 2009. Our Pension Plan is invested in readily-liquid investments, primarily equity and debt securities. Pension expense in Fiscal 2009 is projected to be approximately $1.8 million, of which approximately $1.7 million is due to negative Pension Plan investment performance in Fiscal 2008. Although we were not required to make a contribution to the Pension Plan in Fiscal 2008 or Fiscal 2007, continued deterioration in the financial markets may require us to make a contribution to our Pension Plan in Fiscal 2009.

We are self-insured for expenses related to our employee point of service medical plan, our workers' compensation plan and for short-term disability, up to certain thresholds. Claims filed, as well as claims incurred but not reported, are accrued based on management's estimates, using information received from plan administrators, third party actuaries, historical analysis and other relevant data. We believe we have taken reasonable steps to ensure that we are adequately accrued for incurred costs related to these programs at January 31, 2009.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements as defined by Item 303 (a) (4) of Regulation S-K.

Contractual Obligations

The Company has various contractual obligations which are recorded as liabilities in our Consolidated Financial Statements. Other items, such as purchase obligations, include certain commitments and contracts that are not recognized as liabilities in our Consolidated Financial Statements but are required to be disclosed in the Notes to Consolidated Financial Statements. Purchase obligations do not include those commitments or contracts that are cancelable without penalty.

The following table sets forth our significant contractual obligations as of January 31, 2009:

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
			(in thousands)		
Capital lease (a)	$ 1,520	$ 424	$ 848	$ 248	$ -
Operating leases (b)	1,320,962	195,476	348,922	286,047	490,517
Purchase obligations:					
New store construction (c)	1,585	1,585	-	-	-
Merchandise (d)	147,284	147,284	-	-	-
Information systems (e)	10,896	6,626	4,270	-	-
Other (f)	55,597	28,626	26,221	750	-
Total	$ 1,537,844	$ 380,021	$ 380,261	$ 287,045	$ 490,517

(a) *Represents a capital lease with a four year term, relating to certain computer equipment, on our Consolidated Balance Sheet.*

(b) *Represents future minimum lease payments under non-cancelable operating leases in effect as of January 31, 2009. The minimum lease payments above do not include common area maintenance (CAM) charges or real estate taxes, which are also required contractual obligations under our store and office operating leases but are generally not fixed and can fluctuate from year to year. Total CAM charges and real estate taxes for Fiscal 2008, Fiscal 2007 and Fiscal 2006 were $81.6 million, $76.2 million and $70.9 million, respectively.*

(c) *Represents purchase commitments for Fiscal 2009 store construction not recorded on our Consolidated Balance Sheet.*

(d) *Represents open purchase orders with vendors for merchandise not yet received or recorded on our Consolidated Balance Sheet.*

(e) *Represents maintenance and license agreements for services to be provided and/or software not yet received or recorded on our Consolidated Balance Sheet.*

(f) *Represents contractual commitments or open purchase orders for non-merchandise goods or services not received or recorded on our Consolidated Balance Sheet.*

The table above excludes Long-term Debt as there were no borrowings outstanding under the Credit Facility as of January 31, 2009. However, on March 5, 2009, we accessed $125 million from the Credit Facility. We intend to hold these proceeds in the event they are required for near-term liquidity needs or seasonal working capital requirements. The Credit Facility contains a provision for commitment fees related to the unused revolving loan commitment and outstanding letters of credit, which are not included in the table because these charges are not fixed and can fluctuate from year to year due to various circumstances. Total commitment fees for Fiscal 2008, Fiscal 2007 and Fiscal 2006 were $0.9 million, $1.3 million and $1.3 million, respectively.

The table above also excludes $3.1 million of tax reserves, accrued interest and penalties under FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*," as we are unable to reasonably estimate the ultimate amount or timing of any settlement. See Note 9, "Income Taxes," in the Notes to Consolidated Financial Statements for further discussion. In addition, as discussed in Note 10, "Retirement Plans" in the Notes to Consolidated Financial Statements, we have a long-term liability for our Pension Plan. Minimum pension funding requirements are not included in the table above as such amounts are not determinable.

Recent Accounting Pronouncements

Recently Issued Standards

In December 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") FAS No. 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plan Assets* ("FSP FAS No. 132(R)-1") which amends SFAS No. 132(revised 2003) *Employers' Disclosures about Pensions and Other Postretirement Benefits – an Amendment of FASB Statements No. 87, 88, and 106* ("SFAS No. 132(R)"). FSP FAS No. 132(R)-1 requires more detailed disclosures about the assets of a defined benefit pension or other postretirement plan and is effective for fiscal years ending after December 15, 2009. We are in the process of evaluating FSP FAS No. 132(R)-1 and do not expect it will have a significant impact on our Consolidated Financial Statements.

In June 2008, the FASB issued FSP Emerging Issues Task Force ("EITF") No. 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP-EITF No. 03-6-1"). Under FSP-EITF No. 03-6-1, unvested share-based payment awards that contain rights to receive nonforfeitable dividends (whether paid or unpaid) are considered participating securities and should be included in the two-class method of computing earnings per share. FSP-EITF No. 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. The adoption of FSP-EITF No. 03-6-1 will not have any impact on the determination or reporting of our earnings per share.

In April 2008, the FASB issued FSP FAS No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP FAS No. 142-3"). FSP FAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets*. The objective of FSP FAS No. 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(revised 2007), *Business Combinations* and other U.S. GAAP. FSP FAS No. 142-3 applies to all intangible assets, whether acquired in a business combination or otherwise and shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and should be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. We do not expect the adoption of FSP FAS No. 142-3 to have a significant impact on our Consolidated Financial Statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133* ("SFAS No. 161"). SFAS No. 161 seeks to improve financial reporting for derivative instruments and hedging activities by requiring enhanced disclosures regarding their impact on financial position, financial performance and cash flows. To achieve this increased transparency, SFAS No. 161 requires (1) disclosure of the fair value of derivative instruments and gains and losses in a tabular format; (2) disclosure of derivative features that are credit risk-related; and (3) cross-referencing within the footnotes. SFAS No. 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. We do not expect adoption of SFAS No. 161 will have an impact on our Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51,* ("SFAS No. 160"). SFAS No. 160 was issued to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS No. 160 shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. SFAS No. 160 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect the adoption of SFAS No. 160 to have an impact on our Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141(revised 2007), *Business Combinations ("SFAS No. 141(R)")*. SFAS No. 141(R) establishes principles and requirements for how the acquirer in a business combination should recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree, recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase and determine what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of SFAS No. 141(R) shall be applied prospectively to business combinations with acquisition dates on or after the beginning of the first annual reporting period in which it is initially applied. SFAS No. 141(R) is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect the adoption of SFAS No. 141(R) to have an impact on our Consolidated Financial Statements.

Recently Adopted Standards

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 allows companies the choice to measure many financial instruments and certain other items at fair value. This gives a company the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS No. 159 on February 3, 2008. The adoption of SFAS No. 159 did not have a significant impact on our Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. On February 12, 2008, the FASB issued FSP FAS No. 157-2, *Effective Date of FASB Statement No. 157* that partially deferred the effective date of SFAS No. 157 for one year for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. SFAS No. 157 does not require any new fair value measurements, rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS No. 157 are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. Notwithstanding the effective date deferral discussed above, SFAS No. 157 is partially effective for fiscal years beginning after November 15, 2007. We adopted SFAS No. 157 on February 3, 2008. We adopted the provision of SFAS No. 157 regarding non-financial assets and non-financial liabilities on February 1, 2009 and it did not have a material impact on our Consolidated Financial Statements. See Note 3, "Investments," in the Notes to Consolidated Financial Statements for further discussion.

On October 10, 2008, the FASB issued FSP FAS No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*, ("FSP FAS No. 157-3") which clarifies the application of SFAS No. 157 as it relates to the valuation of financial assets in a market that is not active for those financial assets. FSP FAS No. 157-3 is effective immediately and includes those periods for which financial statements have not been issued. The adoption of FSP FAS No. 157-3, although applicable to our investment in auction rate securities and the related put option recognized as a result of the agreement with UBS, did not have a significant impact on our Consolidated Financial Statements. See Note 3, "Investments," in the Notes to Consolidated Financial Statements for further discussion.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") and concludes that the GAAP hierarchy should be directed toward the entity and not its auditor and reside in the accounting literature established by the FASB as opposed to the American Institute of Certified Public Accountants ("AICPA") Statement on Auditing Standards No. 69, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. SFAS No. 162 was effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to U.S. Auditing Standards ("AU") Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles,* which occurred in September 2008. We adopted SFAS No. 162 on the effective date of November 13, 2008 and it did not have any impact on our Consolidated Financial Statements.

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Our significant accounting policies are more fully described in Note 1, "Summary of Significant Accounting Policies", in the Notes to Consolidated Financial Statements. The preparation of these Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from these estimates.

Based on the above, we have determined that our most critical accounting policies are those related to merchandise inventory valuation, asset impairment, income taxes and stock-based compensation. These policies are also discussed in the Notes to Consolidated Financial Statements and in relevant sections of this discussion and analysis.

Merchandise Inventory Valuation

Merchandise inventories are valued at the lower of average cost or market, at the individual item level. Market is determined based on the estimated net realizable value, which is generally the merchandise selling price. Merchandise inventory levels are monitored to identify slow-moving items and broken assortments (items no longer in stock in a sufficient range of sizes) and markdowns are used to clear such merchandise. Merchandise inventory value is reduced if the selling price is marked below cost. Physical inventory counts are performed annually in January and estimates are made for any shortage between the date of the physical inventory count and the balance sheet date.

Asset Impairment

We adopted SFAS No. 142, *Goodwill and Other Intangible Assets,* on February 3, 2002, which requires goodwill to be allocated to reporting units, generally one reporting level below an operating segment, and for goodwill and other indefinite-lived intangible assets to be tested for impairment on an annual basis by comparing the fair value of each reporting unit to its carrying amount. We perform this impairment test, which also considers our fair value, annually during the fourth quarter, or more frequently should conditions that could affect fair value change significantly, to determine whether an impairment charge related to the carrying amount of our recorded goodwill is necessary.

The deterioration in the financial and housing markets and resulting effect on consumer confidence and discretionary spending that occurred during Fiscal 2008 had a significant impact on the retail industry, particularly for women's specialty apparel retailers. In the third quarter, we considered the impact this had on our business as an indicator under SFAS No. 142 that a reduction in our goodwill fair value may have occurred. Accordingly, we performed an interim test for goodwill impairment following the two step process defined in SFAS No. 142. The first step in this process compares the fair value of the reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the impairment. In the second step, the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit to determine an implied goodwill value. This allocation is similar to a purchase price allocation performed in purchase accounting. If the carrying amount of the reporting unit goodwill exceeds the implied goodwill value, an impairment loss should be recognized in an amount equal to that excess.

We have three reporting units, as defined under SFAS No. 142, including Ann Taylor, LOFT and Ann Taylor Factory/LOFT Outlet stores. A reporting unit is defined as an operating segment or one level below an operating segment. Our reporting units are equivalent to our operating segments, as there is no discrete financial information available for the separate components of the segment, or all of the components of the segment have similar economic characteristics. Although we have three operating segments, they have been aggregated into a single operating segment for segment reporting purposes, in accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*. The $286.6 million in recorded goodwill resides under our Ann Taylor reporting unit.

The fair value of the Ann Taylor reporting unit determined under step 1 of the goodwill impairment test was based on a two-thirds weighting of a discounted cash flow analysis using forward-looking projections of estimated future operating results and a one-third weighting of a guideline company methodology under the market approach using revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples. Management's determination of the fair value of each reporting unit incorporates multiple assumptions, including the level of our share price, future business growth, earnings projections and the weighted average cost of capital used for purposes of discounting. Decreases in business growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause the fair value of the reporting unit to decrease. The results of this interim test of goodwill impairment indicated that the fair value of recorded goodwill exceeded its carrying value; therefore, we concluded that the recorded goodwill value was not impaired as of November 1, 2008.

During the fourth quarter of Fiscal 2008, there was continued deterioration in the financial and credit markets, which continued to weigh on consumer confidence and resulted in further declines in discretionary retail spending. This impacted our fourth quarter business in a significant way, which caused us to revise our forward-looking business projections downward. These updated projections were used to perform our annual test for goodwill impairment as of January 31, 2009. Based on this testing, we determined that the fair value of the Ann Taylor reporting unit determined under step 1, as described above, was less than the carrying value of our recorded goodwill. Accordingly, we performed a step 2 analysis to determine the extent of the goodwill impairment and concluded that the carrying value of the goodwill of the Ann Taylor reporting unit was fully impaired. This resulted in a non-cash impairment charge of $286.6 million. There was no such goodwill impairment charge in Fiscal 2007 or Fiscal 2006.

Long-lived tangible assets are accounted for under SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Management estimates future pre-tax cash flows (undiscounted and without interest charges) based on historical experience, knowledge and market data. These estimates can be affected by factors such as those outlined in "Risk Factors". If the expected future cash flows related to the long-lived assets are less than the assets' carrying value, an impairment charge would be considered.

Income Taxes

Income Taxes are accounted for under SFAS No. 109 *Accounting for Income Taxes*, which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. Inherent in the measurement of these deferred balances are certain judgments and interpretations of existing tax law and other published guidance as applied to our operations. No valuation allowance has been provided for deferred tax assets, since management anticipates that the full amount of these assets should be realized in the future. See "Risk Factors". Our effective tax rate considers management's judgment of expected tax liabilities in the various taxing jurisdictions within which we are subject to tax. We are currently involved in federal, state and local tax audits. Further, at any given time, many tax years are subject to audit by various taxing authorities. The recorded amounts of income tax are subject to adjustment upon audit, changes in interpretation and changes in judgment utilized in determining estimates. While no adjustments to recorded amounts are anticipated, a 1% variance in our effective tax rate would affect net income after taxes by approximately $3.7 million in Fiscal 2008.

Stock-based Compensation

Effective January 29, 2006, we adopted SFAS No. 123(R), *Share Based Payment*, using the modified prospective method. The calculation of stock-based compensation expense requires the input of highly subjective assumptions, including the expected term of the stock-based awards, stock price volatility and pre-vesting forfeitures. We estimate the expected life of shares granted in connection with stock-based awards using historical exercise patterns, which we believe are representative of future behavior. We estimate the volatility of our common stock at the date of grant based on an average of our historical volatility and the implied volatility of publicly traded options on our common stock. The assumptions used in calculating the fair value of stock-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we were to use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate forfeitures based on our historical experience of stock-based awards granted, exercised and cancelled, as well as considering future expected behavior. If the actual forfeiture rate is materially different from our estimate, stock-based compensation expense could be different from what we have recorded in the current period. See Note 8, "Other Equity and Stock Incentive Plans", in the Notes to Consolidated Financial Statements for additional information.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk.

We have significant amounts of cash and cash equivalents (money market funds) at financial institutions that are in excess of federally insured limits. With the current financial environment and the instability of financial institutions, we cannot be assured that we will not experience losses on our deposits. At January 31, 2009, substantially all of our cash was invested in money market funds. These money market funds invest substantially in U.S. Treasury Securities.

AnnTaylor Inc.'s Third Amended and Restated $250 million senior secured revolving credit facility allows for investments in financial instruments with original maturity dates of up to 360 days. Generally, less than 20% of these financial instruments have a fixed rate of return and are therefore subject to interest rate risk. Any fixed rate investments, such as auction rate securities, will decline in value if interest rates increase. Due to the short duration of these financial instruments and the percentage of our investment portfolio they comprise, a change of 100 basis points in interest rates would not have a material effect on the Company's financial condition.

At January 31, 2009 and February 2, 2008, we had $6.0 million and $15.1 million, respectively, invested in auction rate securities with a fair market value of $5.8 million and $15.1 million, respectively. The approximate net carrying value of $5.8 million and $15.1 million at January 31, 2009 and February 2, 2008, respectively, represents our best estimate of the fair value of these investments based on available information on those dates.

We liquidated $9.1 million in auction rate securities in February and March 2008; however, auctions for our remaining $6.0 million investment have since failed. While we do not believe that the underlying securities or collateral have been affected, unsuccessful auctions limit the short-term liquidity of these investments; therefore, we classified the net carrying value of our remaining investment in auction rate securities as long-term, included in other assets on our Consolidated Balance Sheets at January 31, 2009 and February 2, 2008. We do not believe that the carrying value of our remaining investment in auction rate securities, which are rated AA or higher by Standard & Poor's and backed by student loans, has been impaired.

On November 14, 2008, we entered into a settlement agreement with UBS AG ("UBS"), one of our investment providers, related to our $6.0 million investment in auction rate securities purchased from UBS. Under the terms of the settlement, we received auction rate security rights that enable us to sell our auction rate securities back to UBS at par value anytime during the two year period beginning June 30, 2010. We recorded these auction rate security rights as a put option. The auction rate securities will continue to accrue and pay interest until such time as we exercise our rights. If we do not exercise our rights by July 2, 2012 they will expire and UBS will have no further obligation to us. Under the settlement agreement, we release UBS from all claims related to these securities except consequential damages, and agreed not to serve as a class action representative or receive benefits under any class action settlement or investor fund. UBS has the right to purchase the auction rate securities at par value from us at any time after November 14, 2008 without prior notice. No such purchases were made as of the date of this report.

During Fiscal 2008, we recorded temporary impairment charges of approximately $0.8 million to accumulated other comprehensive loss related to our investment in auction rate securities, in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS No. 115"). As a result of the settlement agreement with UBS, we reclassified these auction rate securities from available-for-sale to trading securities. Due to this reclassification, the previously recorded temporary impairment charges of approximately $0.8 million were charged to earnings in accordance with SFAS No. 115. During the period November 14, 2008 through January 31, 2009, approximately $0.6 million in unrealized gains related to these securities were also recognized in earnings, resulting in a total net unrealized loss of approximately $0.2 million for Fiscal 2008, which is included in interest income on our Consolidated Statement of Operations.

ITEM 8. Financial Statements and Supplementary Data.

The following Consolidated Financial Statements of the Company for the years ended January 31, 2009, February 2, 2008 and February 3, 2007 are included as part of this Report (See Item 15):

Consolidated Statements of Operations for the Fiscal Years Ended January 31, 2009 (52 weeks), February 2, 2008 (52 weeks) and February 3, 2007 (53 weeks).

Consolidated Balance Sheets as of January 31, 2009 and February 2, 2008.

Consolidated Statements of Stockholders' Equity for the Fiscal Years Ended January 31, 2009 (52 weeks), February 2, 2008 (52 weeks) and February 3, 2007 (53 weeks).

Consolidated Statements of Cash Flows for the Fiscal Years Ended January 31, 2009 (52 weeks), February 2, 2008 (52 weeks) and February 3, 2007 (53 weeks).

Notes to Consolidated Financial Statements.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

ITEM 9A. Controls and Procedures.

Disclosure Controls and Procedures

The Company conducted an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report in alerting them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in its reports filed or submitted under the Exchange Act.

Management's Report on Internal Control over Financial Reporting

The management of AnnTaylor Stores Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2009. In making this assessment, management used the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of January 31, 2009.

The Company's Independent Registered Public Accounting Firm, Deloitte & Touche LLP, issued a report on the Company's internal control over financial reporting, which is included in the Report of Independent Registered Public Accounting Firm, on page 42.

Changes in Internal Control over Financial Reporting

During the Company's fourth fiscal quarter, there were no changes in the Company's internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. Other Information.

None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance.

The information required by this item is incorporated herein by reference to the Sections entitled "Election of Class III Directors", "Executive Officers", "Corporate Governance", "Stockholder Proposals for the 2010 Annual Meeting" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for its 2009 Annual Meeting of Stockholders.

The Company has Business Conduct Guidelines that apply to all its associates, including its chief executive officer, chief financial officer/principal accounting officer and controller, as well as members of the Company's Board of Directors. The Business Conduct Guidelines are available on the Company's Investor Relations website at http://investor.anntaylor.com or in print free of charge to any shareholder upon request. Any changes or amendments to, and any waiver from, the Business Conduct Guidelines that applies to the Company's chief executive officer, chief financial officer/principal accounting officer or controller, will also be posted on the website.

ITEM 11. Executive Compensation.

The information required by this item is incorporated herein by reference to the Sections entitled "Executive Compensation", "Director Compensation", "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in the Company's Proxy Statement for its 2009 Annual Meeting of Stockholders.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is presented below and incorporated herein by reference to the Section entitled "Beneficial Ownership of Common Stock" in the Company's Proxy Statement for its 2009 Annual Meeting of Stockholders.

The following table sets forth information with respect to shares of the Company's common stock that may be issued under the Company's existing equity compensation plans, as of January 31, 2009:

Equity Compensation Plan Information

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders [(1)]	2,565,032	$27.72	4,509,459[(2)]
Equity compensation plans not approved by security holders [(3)]	910,894	25.07	330,649
Total	3,475,926	$26.90	4,840,108

(1) Consists of the 1992 Stock Option and Restricted Stock and Unit Award Plan, the 2003 Equity Incentive Plan and the Associate Discount Stock Purchase Plan ("ADSPP").

(2) Includes 630,610 shares of Common Stock available for issuance under the ADSPP.

(3) Consists of the 2000 Stock Option and Restricted Stock Award Plan and the 2002 Stock Option and Restricted Stock and Unit Award Plan.

See Note 8, "Other Equity and Stock Incentive Plans" in the Notes to Consolidated Financial Statements for a description of the material features of these plans.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated herein by reference to the Sections entitled "Related Person Transactions", "Related Person Transactions Policy and Procedures" and "Corporate Governance" in the Company's Proxy Statement for its 2009 Annual Meeting of Stockholders.

ITEM 14. Principal Accounting Fees and Services.

The information required by this item is incorporated herein by reference to the Section entitled "Ratification of the Appointment of Independent Registered Public Accounting Firm" in the Company's Proxy Statement for its 2009 Annual Meeting of Stockholders.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules.

(a) List of documents filed as part of this Annual Report:

1. The following Consolidated Financial Statements of the Company are filed as part of this Annual Report:

   Report of Independent Registered Public Accounting Firm;

   Consolidated Statements of Operations for the Fiscal Years Ended January 31, 2009 (52 weeks), February 2, 2008 (52 weeks) and February 3, 2007 (53 weeks);

   Consolidated Balance Sheets as of January 31, 2009 and February 2, 2008;

   Consolidated Statements of Stockholders' Equity for the Fiscal Years Ended January 31, 2009 (52 weeks), February 2, 2008 (52 weeks) and February 3, 2007 (53 weeks);

   Consolidated Statements of Cash Flows for the Fiscal Years Ended January 31, 2009 (52 weeks), February 2, 2008 (52 weeks) and February 3, 2007 (53 weeks);

   Notes to Consolidated Financial Statements.

2. Schedules other than the above have been omitted because they are not applicable.

3. The exhibits filed as a part of this Annual Report are listed in the Exhibit Index.

(b) The exhibits listed in the Exhibit Index attached hereto are filed as part of this Annual Report and incorporated herein by reference.

(c) Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANNTAYLOR STORES CORPORATION

By: /s/ Kay Krill
Kay Krill
President and Chief Executive Officer

Date: March 9, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Kay Krill Kay Krill	President, Chief Executive Officer and Director (Principal Executive Officer)	March 9, 2009 Date
/s/ Michael J. Nicholson Michael J. Nicholson	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 9, 2009 Date
/s/ Ronald W. Hovsepian Ronald W. Hovsepian	Non-Executive Chairman of the Board and Director	March 9, 2009 Date
/s/ James J. Burke, Jr. James J. Burke, Jr.	Director	March 9, 2009 Date
/s/ Wesley E. Cantrell Wesley E. Cantrell	Director	March 9, 2009 Date
/s/ Michelle Gass Michelle Gass	Director	March 9, 2009 Date
/s/ Dale W. Hilpert Dale W. Hilpert	Director	March 9, 2009 Date
/s/ Linda A. Huett Linda A. Huett	Director	March 9, 2009 Date
/s/ Michael W. Trapp Michael W. Trapp	Director	March 9, 2009 Date
/s/ Daniel W. Yih Daniel W. Yih	Director	March 9, 2009 Date

ANNTAYLOR STORES CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
AnnTaylor Stores Corporation
New York, NY

We have audited the accompanying consolidated balance sheets of AnnTaylor Stores Corporation and its subsidiaries (the "Company") as of January 31, 2009 and February 2, 2008, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2009. We also have audited the Company's internal control over financial reporting as of January 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AnnTaylor Stores Corporation and its subsidiaries as of January 31, 2009 and February 2, 2008, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 6, 2009

ANNTAYLOR STORES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For Fiscal Years Ended January 31, 2009, February 2, 2008 and February 3, 2007

	Fiscal Years Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
	(in thousands, except per share amounts)		
Net sales	$ 2,194,559	$ 2,396,510	$ 2,342,907
Cost of sales	1,139,753	1,145,246	1,085,897
Gross margin	1,054,806	1,251,264	1,257,010
Selling, general and administrative expenses	1,050,560	1,061,869	1,031,341
Restructuring charges	59,714	32,255	-
Asset impairment charges	29,590	1,754	1,832
Goodwill impairment charge	286,579	-	-
Operating (loss)/income	(371,637)	155,386	223,837
Interest income	1,677	7,826	17,174
Interest expense	1,462	2,172	2,230
(Loss)/income before income taxes	(371,422)	161,040	238,781
Income tax (benefit)/provision	(37,516)	63,805	95,799
Net (loss)/income	$ (333,906)	$ 97,235	$ 142,982
Basic (loss)/earnings per share	$ (5.82)	$ 1.55	$ 2.01
Weighted average shares outstanding	57,366	62,753	70,993
Diluted (loss)/earnings per share	$ (5.82)	$ 1.53	$ 1.98
Weighted average shares outstanding, assuming dilution	57,366	63,452	72,107

See accompanying Notes to Consolidated Financial Statements.

ANNTAYLOR STORES CORPORATION
CONSOLIDATED BALANCE SHEETS
January 31, 2009 and February 2, 2008

	January 31, 2009	February 2, 2008
Assets	(in thousands, except share amounts)	
Current assets		
Cash and cash equivalents	$ 112,320	$ 134,025
Short-term investments	-	9,110
Accounts receivable	14,081	16,944
Merchandise inventories	173,447	250,697
Deferred income taxes	25,422	29,161
Refundable income taxes	35,270	-
Prepaid expenses and other current assets	63,056	67,954
Total current assets	423,596	507,891
Property and equipment, net	469,687	561,270
Goodwill	-	286,579
Deferred financing costs, net	1,275	288
Deferred income taxes	53,253	23,314
Other assets	12,628	14,413
Total assets	$ 960,439	$ 1,393,755
Liabilities and Stockholders' Equity		
Current liabilities		
Trade notes and accounts payable	$ 109,205	$ 125,388
Accrued salaries and bonus	23,883	13,000
Accrued tenancy	42,710	44,945
Gift certificates and merchandise credits redeemable	45,605	54,564
Accrued expenses and other current liabilities	84,180	74,979
Total current liabilities	305,583	312,876
Deferred lease costs	217,614	230,052
Deferred income taxes	1,898	1,960
Other liabilities	18,832	9,383
Commitments and contingencies (see note 6)		
Stockholders' equity		
Common stock, $.0068 par value; 200,000,000 shares authorized; 82,476,328 and 82,288,607 shares issued, respectively	561	560
Additional paid-in capital	791,852	781,048
Retained earnings	432,502	766,408
Accumulated other comprehensive loss	(7,702)	(3,460)
	1,217,213	1,544,556
Treasury stock, 25,220,809 and 21,408,843 shares, respectively, at cost	(800,701)	(705,072)
Total stockholders' equity	416,512	839,484
Total liabilities and stockholders' equity	$ 960,439	$ 1,393,755

See accompanying Notes to Consolidated Financial Statements.

ANNTAYLOR STORES CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Fiscal Years Ended January 31, 2009, February 2, 2008 and February 3, 2007
(In thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Restricted Stock Awards	Treasury		Total
	Shares	Amount					Shares	Amount	
Balance at January 28, 2006	81,999	$ 558	$723,230	$ 527,325	$ -	$(12,006)	9,507	$(204,625)	$ 1,034,482
Net income	-	-	-	142,982	-	-	-	-	142,982
Adjustment for the adoption of FAS 123(R)	-	-	(12,006)	-	-	12,006	-	-	-
Exercise of stock options and related tax benefit	50	-	20,734	-	-	-	(1,214)	14,261	34,995
Amortization of stock awards	-	-	24,659	-	-	-	-	-	24,659
Issuance of restricted stock, net of forfeitures	-	-	(6,881)	-	-	-	(633)	6,881	-
Repurchase of common and restricted stock	-	-	-	-	-	-	5,123	(185,129)	(185,129)
Issuance of common stock pursuant to Associate Discount Stock Purchase Plan	107	1	3,294	-	-	-	-	-	3,295
Cumulative adjustment to adopt FAS 158, net of taxes of $3,928	-	-	-	-	(5,373)	-	-	-	(5,373)
Balance at February 3, 2007	82,156	559	753,030	670,307	(5,373)	-	12,783	(368,612)	1,049,911
Net income	-	-	-	97,235	-	-	-	-	97,235
Other comprehensive income, net of tax:									
Defined benefit pension plan adjustments, net of taxes of $1,787 (See Note 10)	-	-	-	-	1,913	-	-	-	1,913
Total comprehensive income									99,148
Adjustment for the adoption of FIN 48	-	-	-	(1,134)	-	-	-	-	(1,134)
Exercise of stock options and related tax benefit	-	-	8,906	-	-	-	(606)	7,683	16,589
Amortization of stock awards	-	-	19,019	-	-	-	-	-	19,019
Issuance of restricted stock, net of forfeitures	-	-	(3,432)	-	-	-	(280)	3,432	-
Repurchase of common and restricted stock	-	-	-	-	-	-	9,512	(347,575)	(347,575)
Issuance of common stock pursuant to Associate Discount Stock Purchase Plan	133	1	3,525	-	-	-	-	-	3,526
Balance at February 2, 2008	82,289	560	781,048	766,408	(3,460)	-	21,409	(705,072)	839,484
Net loss	-	-	-	(333,906)	-	-	-	-	(333,906)
Other comprehensive loss, net of tax:									
Defined benefit pension plan adjustments, net of taxes of $4,713 (See Note 10)	-	-	-	-	(4,242)	-	-	-	(4,242)
Total comprehensive loss									(338,148)
Exercise of stock options and related tax benefit	77	-	1,310	-	-	-	(141)	1,975	3,285
Amortization of stock awards	-	-	12,628	-	-	-	-	-	12,628
Issuance of restricted stock, net of forfeitures	-	-	(5,229)	-	-	-	(170)	5,229	-
Repurchase of common and restricted stock	-	-	-	-	-	-	4,223	(103,281)	(103,281)
Issuance of common stock pursuant to Associate Discount Stock Purchase Plan	110	1	2,095	-	-	-	(100)	448	2,544
Balance at January 31, 2009	82,476	$ 561	$791,852	$ 432,502	$ (7,702)	$ -	25,221	$(800,701)	$ 416,512

See accompanying Notes to Consolidated Financial Statements.

ANNTAYLOR STORES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ended January 31, 2009, February 2, 2008 and February 3, 2007

	Fiscal Years Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
		(in thousands)	
Operating activities:			
Net (loss)/income	$ (333,906)	$ 97,235	$ 142,982
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:			
Goodwill impairment charge	286,579	-	-
Deferred income taxes	(23,690)	(9,361)	(10,809)
Depreciation and amortization	122,222	116,804	105,890
Loss on disposal and write-down of property and equipment	29,581	6,736	7,896
Non-cash compensation expense	12,829	19,019	24,722
Non-cash interest and other non-cash items	2,506	1,039	483
Non-cash restructuring and asset impairment charges	39,775	29,876	-
Tax (deficiency)/benefit from exercise/vesting of stock awards	(580)	2,180	8,189
Changes in assets and liabilities:			
Accounts receivable	2,863	(455)	602
Merchandise inventories	77,250	(17,091)	(29,103)
Prepaid expenses and other current assets	4,899	(13,599)	(13,543)
Refundable income taxes	(35,270)	-	-
Other non-current assets and liabilities, net	(12,610)	24,264	21,042
Accounts payable and accrued expenses	370	550	37,580
Net cash provided by operating activities	172,818	257,197	295,931
Investing activities:			
Purchases of marketable securities	(1,180)	(70,947)	-
Sales of marketable securities	9,407	54,525	-
Purchases of property and equipment	(110,342)	(139,998)	(165,926)
Net cash used for investing activities	(102,115)	(156,420)	(165,926)
Financing activities:			
Proceeds from the issuance of common stock pursuant to Associate Discount Stock Purchase Plan	2,544	3,526	3,295
Proceeds from exercise of stock options	3,864	14,409	26,743
Excess tax benefits from stock-based compensation	366	2,328	4,992
Repurchases of common and restricted stock	(103,281)	(347,575)	(185,129)
Proceeds from financing of fixed assets	7,578	-	-
Repayments of fixed assets financing and capital lease obligations	(2,176)	-	-
Payments of deferred financing cost	(1,303)	-	-
Net cash used for financing activities	(92,408)	(327,312)	(150,099)
Net decrease in cash	(21,705)	(226,535)	(20,094)
Cash and cash equivalents, beginning of year	134,025	360,560	380,654
Cash and cash equivalents, end of year	$ 112,320	$ 134,025	$ 360,560
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 1,063	$ 1,723	$ 1,769
Income taxes	$ 20,370	$ 77,355	$ 94,723
Accrual for purchases of property and equipment	$ 12,066	$ 22,213	$ 16,359

See accompanying Notes to Consolidated Financial Statements.

ANNTAYLOR STORES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

AnnTaylor Stores Corporation (the "Company") is a leading national specialty retailer of women's apparel, shoes and accessories sold primarily under the "Ann Taylor", "LOFT", "Ann Taylor Factory" and "LOFT Outlet" brands. Its principal market consists of the United States. The Company sells its products through traditional retail stores and on the Internet at anntaylor.com and anntaylorLOFT.com (together, the "Online Stores") or by phone at 1-800-DIAL-ANN.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries, including AnnTaylor, Inc. The Company has no material assets other than the common stock of AnnTaylor, Inc. and conducts no business other than the management of AnnTaylor, Inc. All intercompany accounts have been eliminated in consolidation.

Reclassification

Asset impairment charges previously included in selling, general and administrative expenses on the consolidated statements of operations in Fiscal 2007 and Fiscal 2006 have been reclassified to a separate line item to conform to the Fiscal 2008 presentation.

Fiscal Year

The Company follows the standard fiscal year of the retail industry, which is a 52- or 53-week period ending on the Saturday closest to January 31. Fiscal 2008 and Fiscal 2007 included 52 weeks, while Fiscal 2006 included 53 weeks.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company records revenue as merchandise is sold to clients. The Company's policy with respect to gift certificates and gift cards is to record revenue as they are redeemed for merchandise. Prior to their redemption, these gift certificates and gift cards are recorded as a liability. While the Company will continue to honor all gift certificates and gift cards presented for payment, management reviews unclaimed property laws to determine gift certificate and gift card balances required for escheatment to the appropriate government agency. Amounts related to shipping and handling billed to clients in a sales transaction are classified as revenue and the costs related to shipping product to clients (billed and unbilled) are classified as cost of sales. A reserve for estimated returns is established when sales are recorded. The Company excludes sales taxes collected from clients from net sales in its consolidated statement of operations.

In October 2008, the Company launched an enhanced credit card program which offers eligible clients the choice of a private label or a co-branded credit card. All new cardholders are automatically enrolled in the Company's exclusive rewards program, which is designed to recognize and promote client loyalty. As part of the program, the Company received an upfront signing bonus from the sponsoring bank. The Company also receives ongoing bounties for new accounts activated as well as a share of finance charges collected by the sponsoring bank. These revenue streams are accounted for as a single unit of accounting under Emerging Issues Task Force ("EITF") No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables,* and accordingly will be recognized into revenue ratably based on the total projected revenues over the term of the agreement. On January 31, 2009, there was deferred revenue of $8.5 million included in accrued expenses and other current liabilities related to this program. No material revenue was recognized under this program in Fiscal 2008.

1. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

Cash and short-term highly liquid investments with original maturity dates of 3 months or less are considered cash or cash equivalents. The Company invests primarily in money market funds, which invest substantially all of their assets in U.S. Treasury Securities.

Merchandise Inventories

Merchandise inventories are valued at the lower of average cost or market, at the individual item level. Merchandise inventory value is reduced if the selling price is marked below cost. Physical inventory counts are performed annually in January and estimates are made for any shortage between the date of the physical inventory count and the balance sheet date.

Cost of Sales and Selling, General and Administrative Expenses

The following table illustrates the primary costs classified in each major expense category:

Cost of Sales

- Cost of merchandise sold;
- Costs associated with the Company's sourcing operations;
- Freight costs associated with moving merchandise from suppliers to the Company's distribution center;
- Costs associated with the movement of merchandise through customs;
- Costs associated with the fulfillment of online client orders;
- Depreciation related to merchandise management systems;
- Sample development costs;
- Merchandise shortage; and
- Client shipping costs.

Selling, General and Administrative Expenses

- Payroll, bonus and benefit costs for retail and corporate associates;
- Design and merchandising costs;
- Occupancy costs for retail and corporate facilities;
- Depreciation related to retail and corporate assets;
- Advertising and marketing costs;
- Occupancy and other costs associated with operating the Company's distribution center;
- Freight expenses associated with moving merchandise from the distribution center to the Company's retail stores; and
- Legal, finance, information systems and other corporate overhead costs.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are computed on a straight-line basis over the following estimated useful lives:

Building	40 years
Leasehold improvements	10 years or term of lease, if shorter
Furniture, fixtures and equipment	2-10 years
Software	5 years

When assets are sold or retired, the related cost and accumulated depreciation are removed from their respective accounts and any resulting gain or loss is recorded to selling, general and administrative expenses, unless the amounts are associated with a restructuring, in which case they are included in restructuring charges. Expenditures for maintenance and repairs which do not improve or extend the useful lives of the respective assets are expensed as incurred.

1. Summary of Significant Accounting Policies (Continued)

Store Pre-Opening Costs

Non-capital expenditures, such as rent, advertising and payroll costs incurred prior to the opening of a new store are charged to expense in the period they are incurred.

Deferred Rent Obligations

Rent expense under non-cancelable operating leases with scheduled rent increases or free rent periods is accounted for on a straight-line basis over the initial lease term beginning on the date of initial possession, which is generally when the Company enters the space and begins construction build-out. Any reasonably assured renewals are considered. The amount of the excess of straight-line rent expense over scheduled payments is recorded as a deferred liability. Construction allowances and other such lease incentives are recorded as deferred credits and are amortized on a straight-line basis as a reduction of rent expense beginning in the period they are deemed to be earned, which often is subsequent to the date of initial possession and generally coincides with the store opening date. The current portion of unamortized deferred lease costs and construction allowances is included in "Accrued tenancy" and the long-term portion is included in "Deferred lease costs" on the Company's Consolidated Balance Sheets.

Lease Termination Costs

Contractual penalties associated with lease terminations are accounted for in accordance with the requirements of EITF No. 95-17, *Accounting for Modifications to an Operating Lease That Do Not Change the Lease Classification,* which requires that the amount of the penalty be recognized on either an undiscounted or discounted basis, with consistent application. The Company recognizes such penalties on an undiscounted basis at the time notification to terminate the lease is provided to the landlord.

Deferred Financing Costs

Deferred financing costs are amortized using the interest method over the term of the related debt. Accumulated amortization at January 31, 2009 and February 2, 2008 was approximately $5.9 million and $5.6 million respectively. Amortization expense recognized was approximately $316,000 in Fiscal 2008 and $365,000 in each of Fiscal 2007 and 2006.

Goodwill and Other Long-Lived Assets

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142") on February 3, 2002. SFAS No. 142 requires that goodwill and other indefinite-lived intangible assets be tested for impairment at least on an annual basis. The Company performs an annual impairment test during the fourth quarter, or more frequently should conditions that could affect fair value change significantly.

The Company has three reporting units, as defined under SFAS No. 142, including Ann Taylor, LOFT and Ann Taylor Factory/LOFT Outlet stores. A reporting unit is defined as an operating segment or one level below an operating segment. The Company's reporting units are equivalent to its operating segments, as there is no discrete financial information available for the separate components of the segment, or all of the components of the segment have similar economic characteristics. Although we have three operating segments, they have been aggregated into a single operating segment for segment reporting purposes, in accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information* ("SFAS No. 131"). The $286.6 million in recorded goodwill resides under the Company's Ann Taylor reporting unit.

1. Summary of Significant Accounting Policies (Continued)

Goodwill and Other Long-Lived Assets (Continued)

The deterioration in the financial and housing markets and resulting effect on consumer confidence and discretionary spending that occurred during Fiscal 2008 had a significant impact on the retail industry, particularly for women's specialty apparel retailers. In the third quarter, the Company considered the impact this had on its business as an indicator under SFAS No. 142 that a reduction in its goodwill fair value may have occurred. Accordingly, the Company performed an interim test for goodwill impairment following the two step process defined in SFAS No. 142. The first step in this process compares the fair value of the reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the impairment. In the second step, the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit to determine an implied goodwill value. This allocation is similar to a purchase price allocation performed in purchase accounting. If the carrying amount of the reporting unit goodwill exceeds the implied goodwill value, an impairment loss should be recognized in an amount equal to that excess.

The fair value of the Ann Taylor reporting unit determined under step 1 of the goodwill impairment test was based on a two-thirds weighting of a discounted cash flow analysis using forward-looking projections of estimated future operating results and a one-third weighting of a guideline company methodology under the market approach using revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples. Management's determination of the fair value of each reporting unit incorporates multiple assumptions, including the level of the Company's share price, future business growth, earnings projections and the weighted average cost of capital used for purposes of discounting. Decreases in business growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause the fair value of the reporting unit to decrease. The results of this interim test of goodwill impairment indicated that the fair value of recorded goodwill exceeded its carrying value; therefore, management concluded that the recorded goodwill value was not impaired as of November 1, 2008.

During the fourth quarter of Fiscal 2008, there was continued deterioration in the financial and credit markets, which continued to weigh on consumer confidence and resulted in further declines in discretionary retail spending. This impacted the Company's fourth quarter business in a significant way, which caused management to revise its forward-looking business projections downward. These updated projections were used to perform the Company's annual test for goodwill impairment during the fourth quarter. Based on this testing, management determined that the fair value of the Ann Taylor reporting unit determined under step 1, as described above, was less than the carrying value of its reporting unit. Accordingly, management performed a step 2 analysis to determine the extent of the goodwill impairment and concluded that the carrying value of the goodwill of the Ann Taylor reporting unit was fully impaired. This resulted in a non-cash impairment charge of $286.6 million. There was no such goodwill impairment charge in Fiscal 2007 or Fiscal 2006.

The Company accounts for long-lived tangible assets under SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Assessment for possible impairment is based on the Company's ability to recover the carrying value of the long-lived asset from the expected future pre-tax cash flows (undiscounted and without interest charges). If the expected future cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The primary measure of fair value is based on discounted cash flows. In Fiscal 2008, the Company recorded $66.8 million in impairment charges on store assets, of which approximately $29.6 million related to assets in stores that will remain open, with the balance associated with stores closing in connection with the Company's restructuring program. In Fiscal 2007, the Company recorded $26.9 million in store asset impairment, of which approximately $1.8 million related to assets in stores that will remain open, with the balance associated with stores closing in connection with the Company's restructuring program. In Fiscal 2006, the Company recorded $1.8 million in store asset impairment charges related to assets in stores that will remain open. See Note 2, "Restructuring" for further discussion of the Company's restructuring program.

1. Summary of Significant Accounting Policies (Continued)

Advertising

Costs associated with the production of advertising, such as printing and other costs, as well as costs associated with communicating advertising that has been produced, such as magazine ads, are expensed when the advertising first appears in print. Costs of direct mail catalogs and postcards are fully expensed when the advertising is scheduled to first arrive in clients' homes. Advertising costs were approximately $60.7 million, $63.4 million and $65.7 million in Fiscal 2008, 2007 and 2006, respectively.

Stock-based Awards

In Fiscal 2006, the Company began recording compensation expense associated with stock options and other forms of equity awards in accordance with SFAS No. 123(R), *Share-Based Payment,* as interpreted by SEC Staff Accounting Bulletins No. 107 and No. 110. Prior to January 29, 2006, the Company had accounted for stock options according to the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations and, therefore no related compensation expense was recorded for awards granted with no intrinsic value (defined as the excess of the fair market value on date of grant of an option over its exercise price). On January 29, 2006, the Company adopted the modified prospective transition method provided under SFAS No. 123(R), and, accordingly, has not retroactively adjusted results from prior periods. Under this transition method, compensation cost associated with stock options recognized in Fiscal 2008, Fiscal 2007 and Fiscal 2006 includes: (1) amortization related to the remaining unvested portion of all stock option awards granted prior to January 29, 2006, net of forfeitures, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123; and (2) amortization related to all stock option awards granted on or after January 29, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires the use of the asset and liability method. Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. No valuation allowance has been provided for deferred tax assets, since management anticipates that the full amount of these assets will be realized in the future.

Under the asset and liability method, deferred tax assets and liabilities are recognized and income or expense is recorded, for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company and its domestic subsidiaries file a consolidated Federal income tax return, while the Company's foreign subsidiaries file in their respective local jurisdictions.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation Number 48, *Accounting for Uncertainty in Income Taxes* ("FIN No. 48"), which clarifies the accounting for income taxes in the financial statements by prescribing a minimum probability recognition threshold and measurement process for recording uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN No. 48 provides guidance on derecognition, classification, accounting and disclosure requirements. The Company adopted FIN No. 48 on February 4, 2007, which resulted in a cumulative effect reduction to opening retained earnings of $1.1 million.

1. Summary of Significant Accounting Policies (Continued)

Segments

The Company has aggregated its Ann Taylor, LOFT, Ann Taylor Factory and LOFT Outlet brands (collectively "the Company's brands") based on the aggregation criteria outlined in SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, which states that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of the Statement, if the segments have similar economic characteristics, similar product, similar production processes, similar clients and similar methods of distribution.

The Company's brands have similar economic characteristics and similar operating, financial and competitive risks. They are similar in nature of product, as they all offer women's apparel, shoes and accessories. Merchandise inventory for the Company's brands is sourced from the same countries and some of the same vendors, using similar production processes. Clients of the Company's brands have similar characteristics. Merchandise for the Company's brands is distributed to retail stores in a similar manner through the Company's Louisville Distribution Center and is subsequently distributed to clients in a similar manner, through its retail stores. The Company also sells Ann Taylor and LOFT merchandise through its Online Stores.

Comprehensive Income

Comprehensive income consists of two components, net income/(loss) and other comprehensive income/(loss). Other comprehensive income/(loss) refers to gains and losses that under generally accepted accounting principles are recorded as an element of stockholders' equity but are excluded from net income/(loss). The Company's accumulated other comprehensive loss includes the effect of adopting SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)*. See Note 10, "Retirement Plans" for further discussion.

Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS No. 107 as financial instruments. At January 31, 2009 and February 2, 2008, management believes that the carrying amounts of cash and cash equivalents, short-term investments, receivables and payables approximate fair value because of the short maturity of these financial instruments.

Self Insurance

The Company is self-insured for certain losses related to its employee point of service medical plan, its workers' compensation plan and for short-term disability up to certain thresholds. Costs for self-insurance claims filed, as well as claims incurred but not reported, are accrued based on management's estimates, using information received from plan administrators, third party actuaries, historical analysis and other relevant data. Management believes that it has adequately reserved for its self-insurance liability, which is capped through the use of stop loss contracts with insurance companies. However, any significant variation in claims incurred but not paid from historical trends could cause actual expense to differ from the accrued liability.

Recent Accounting Pronouncements

Recently Issued Standards

In December 2008, the FASB issued FASB Staff Position ("FSP") FAS No. 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plan Assets* ("FSP FAS No. 132(R)-1") which amends Statement of Financial Accounting Standards No. 132(revised 2003) *Employers' Disclosures about Pensions and Other Postretirement Benefits – an Amendment of FASB Statements No. 87, 88, and 106* ("SFAS No. 132(R)"). FSP FAS No. 132(R)-1 requires more detailed disclosures about the assets of a defined benefit pension or other postretirement plan and is effective for fiscal years ending after December 15, 2009. The Company is in the process of evaluating FSP FAS No. 132(R)-1 and does not expect it will have a significant impact on its Consolidated Financial Statements.

1. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

Recently Issued Standards (Continued)

In June 2008, the FASB issued FSP EITF No. 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP-EITF No. 03-6-1"). Under FSP-EITF No. 03-6-1, unvested share-based payment awards that contain rights to receive nonforfeitable dividends (whether paid or unpaid) are considered participating securities and should be included in the two-class method of computing earnings per share. FSP-EITF No. 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. The adoption of FSP-EITF No. 03-6-1 will not have any impact on the determination or reporting of the Company's earnings per share.

In April 2008, the FASB issued FSP FAS No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP FAS No. 142-3"). FSP FAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets*. The objective of FSP FAS No. 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(revised 2007), *Business Combinations*, ("SFAS No. 141(R)") and other U.S. GAAP. FSP FAS No. 142-3 applies to all intangible assets, whether acquired in a business combination or otherwise and shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and should be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. The Company does not expect the adoption of FSP FAS No. 142-3 will have a significant impact on its Consolidated Financial Statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133* ("SFAS No. 161"). SFAS No. 161 seeks to improve financial reporting for derivative instruments and hedging activities by requiring enhanced disclosures regarding their impact on financial position, financial performance and cash flows. To achieve this increased transparency, SFAS No. 161 requires (1) disclosure of the fair value of derivative instruments and gains and losses in a tabular format; (2) disclosure of derivative features that are credit risk-related; and (3) cross-referencing within the footnotes. SFAS No. 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. The Company does not expect adoption of SFAS No. 161 will have an impact on its Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51*, ("SFAS No. 160"). SFAS No. 160 was issued to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS No. 160 shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. SFAS No. 160 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 to have an impact on its Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141(revised 2007), *Business Combinations ("SFAS No. 141(R)")*. SFAS No. 141(R) establishes principles and requirements for how the acquirer in a business combination should recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree, recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase and determine what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of SFAS No. 141(R) shall be applied prospectively to business combinations with acquisition dates on or after the beginning of the first annual reporting period in which it is initially applied. SFAS No. 141(R) is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 141(R) to have an impact on its Consolidated Financial Statements.

1. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

Recently Adopted Standards

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 allows companies the choice to measure many financial instruments and certain other items at fair value. This gives a company the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS No. 159 on February 3, 2008. The adoption of SFAS No. 159 did not have a significant impact on the Company's Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. On February 12, 2008, the FASB issued FSP FAS No. 157-2, *Effective Date of FASB Statement No. 157* ("FSP FAS No. 157-2"), that partially deferred the effective date of SFAS No. 157 for one year for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. SFAS No. 157 does not require any new fair value measurements, rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS No. 157 are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. Notwithstanding the effective date deferral discussed above, SFAS No. 157 is partially effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS No. 157 on February 3, 2008. The Company adopted the provision of SFAS No. 157 regarding non-financial assets and non-financial liabilities on February 1, 2009 and it did not have a material impact on its Consolidated Financial Statements. See Note 3, "Investments", for further discussion.

On October 10, 2008, the FASB issued FSP FAS No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP FAS No. 157-3"), which clarifies the application of SFAS No. 157 as it relates to the valuation of financial assets in a market that is not active for those financial assets. FSP FAS No. 157-3 is effective immediately and includes those periods for which financial statements have not been issued. The adoption of FSP FAS No. 157-3, although applicable to the Company's investment in auction rate securities and the related put option recognized as a result of the agreement with UBS, did not have a significant impact on the Company's Consolidated Financial Statements. See Note 3, "Investments", for further discussion.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") and concludes that the GAAP hierarchy should be directed toward the entity and not its auditor and reside in the accounting literature established by the FASB as opposed to the American Institute of Certified Public Accountants ("AICPA") Statement on Auditing Standards No. 69, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. SFAS No. 162 was effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to U.S. Auditing Standards ("AU") Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles,* which occurred in September 2008. The Company adopted SFAS No. 162 on the effective date of November 13, 2008 and it did not have any impact on the Company's Consolidated Financial Statements.

2. Restructuring Charges

On January 30, 2008, the Company initiated a multi-year, strategic, restructuring program designed to enhance profitability and improve overall operating effectiveness. This program, the result of a comprehensive review of the Company's cost structure, included closing underperforming stores over the Fiscal 2008 to Fiscal 2010 period, reductions in its corporate staff and the launch of a broad-based productivity initiative that included, among other things, the strategic procurement of non-merchandise goods and services.

During Fiscal 2008, the Company implemented additional actions that built upon its multi-year, strategic, restructuring program. These actions included additional organizational streamlining efforts resulting in the additional elimination of corporate and divisional positions and the additional non-cash write-down of store assets. In addition to the initial plan for elimination of 180 positions, the Company also identified 260 additional positions for elimination, and now expects a total reduction of 440 positions under the restructuring program. In addition to the initial plan for closing 117 stores, the Company also identified 46 additional stores for closure, and now expects to close a total of 163 stores under the restructuring program. The Company closed 33 Ann Taylor stores and 27 LOFT stores during Fiscal 2008 and plan to close an additional 37 stores during Fiscal 2009, with the majority of the remaining stores under the program to be closed in Fiscal 2010.

The Company expects total one-time pre-tax expenses associated with the restructuring program in the range of $95 to $100 million. The total restructuring charges include approximately $65 million in non-cash expenses, primarily associated with the write-down of assets related to store closures, with the balance of approximately $30 to $35 million in cash charges relating primarily to severance and various other costs to implement the restructuring program. In Fiscal 2008 and Fiscal 2007, the Company recorded $59.7 million and $32.3 million, respectively, in restructuring charges. The balance of $3 to $8 million is expected to be incurred in Fiscal 2009 and Fiscal 2010. The above estimated costs and charges are preliminary and may vary materially based on various factors, including timing in execution of the restructuring program, outcome of negotiations with landlords and other third parties and changes in management's assumptions and projections.

The following table details information related to restructuring charges recorded during Fiscal 2008 and Fiscal 2007:

	Severance and Related Costs	Asset Impairment (1)	Other Restructuring Costs	Total
	(in thousands)			
Balance at February 3, 2007	$ -	$ -	$ -	$ -
Restructuring provision				
net current year charges	(4,227)	(25,150)	(2,878)	(32,255)
Cash payments	-	-	2,800	2,800
Non-cash adjustments	-	25,150	(422)	24,728
Balance at February 2, 2008	$ (4,227)	$ -	$ (500)	$ (4,727)
Restructuring provision				
net current year charges	(14,792)	(37,255)	(7,667)	(59,714)
Cash payments	9,276	-	4,085	13,361
Non-cash adjustments	-	37,255	2,520	39,775
Ending Balance at January 31, 2009	$ (9,743)	$ -	$ (1,562)	$ (11,305)

(1) Asset impairment charges represent the write-down of store assets to their estimated fair value for those store locations identified for closure under the Company's restructuring program. See Note 1, "Summary of Significant Accounting Policies - Goodwill and Other Long-Lived Assets" for information related to store asset impairment charges not related to the Company's restructuring program.

3. Investments

At January 31, 2009 and February 2, 2008, the Company had $6.0 million and $15.1 million, respectively, invested in auction rate securities, with a fair value of $5.8 million and $15.1 million, respectively. The approximate net carrying value of $5.8 million and $15.1 million at January 31, 2009 and February 2, 2008, respectively, represents the Company's best estimate of the fair value of these investments based on available information on those dates.

The Company liquidated $9.1 million in auction rate securities in February and March 2008; however, auctions for its remaining $6.0 million investment have since failed. While the Company does not believe that the underlying securities or collateral have been affected, unsuccessful auctions limit the short-term liquidity of these investments; therefore, the Company has classified the net carrying value of its remaining investment in auction rate securities as long-term, included in other assets on its Consolidated Balance Sheets at January 31, 2009 and February 2, 2008. We do not believe that the carrying value of the Company's remaining investment in auction rate securities, which are rated AA or higher by Standard & Poor's and backed by student loans, has been impaired.

On November 14, 2008, the Company entered into a settlement agreement with UBS AG ("UBS"), one of its investment providers, related to its $6.0 million investment in auction rate securities purchased from UBS. Under the terms of the settlement agreement, the Company received auction rate security rights that enable it to sell its auction rate securities back to UBS at par value anytime during the two year period beginning June 30, 2010. The Company recorded these auction rate security rights as a put option. The auction rate securities will continue to accrue and pay interest until such time as the Company exercises its rights. If the Company does not exercise its rights by July 2, 2012, they will expire and UBS will have no further obligation to the Company. Under the terms of the settlement agreement, the Company released UBS from all claims related to these securities except consequential damages, and agreed not to serve as a class action representative or receive benefits under any class action settlement or investor fund. UBS has the right to purchase the auction rate securities at par value from the Company at any time after November 14, 2008 without prior notice. No such purchases were made as of the date of this report.

During Fiscal 2008, the Company recorded temporary impairment charges of approximately $0.8 million to accumulated other comprehensive loss related to its investment in auction rate securities, in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS No. 115"). As a result of the settlement agreement with UBS, the Company reclassified these auction rate securities from available-for-sale to trading securities. Due to this reclassification, the previously recorded temporary impairment charges of approximately $0.8 million were charged to earnings in accordance with SFAS No. 115. During the period November 14, 2008 through January 31, 2009, approximately $0.6 million in unrealized gains related to these securities were also recognized in earnings, resulting in a total net unrealized loss of approximately $0.2 million for Fiscal 2008, which is included in interest income on the Company's Consolidated Statement of Operations.

The Company elected the fair value option under SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115* ("SFAS No. 159") in accounting for the put option, which requires that the instrument be recorded at fair value, with changes in fair value recorded in earnings. As of January 31, 2009, the put option is recorded in other assets on the Consolidated Balance Sheet, with an estimated fair value of approximately $0.2 million, while approximately $0.2 million of gains related to this instrument are included in interest income.

The estimated fair value of the put option was determined by taking the par value of the auction rate securities less the fair value of those securities and discounting that difference via a discount factor. The discount factor was determined using a combination of the UBS Credit Default Spread and LIBOR. Had the Company not chosen to elect the fair value option under SFAS No. 159 in accounting for the put option acquired, the instrument would have been initially recorded at fair value, but would have been recorded at cost subsequent to initial recognition. This, however, would not have allowed the Company to effectively offset any gains or losses associated with the auction rate securities themselves, and was felt to be a less accurate economic reflection of the transaction.

3. Investments (Continued)

The settlement agreement with UBS also contains a "no net cost" loan provision, which, if elected by the Company, would cause UBS to loan the Company cash up to the par value of the auction rate securities, with interest payable by the Company equal to the interest earned on the underlying auction rate securities. As of January 31, 2009, the Company had no borrowings against its investment in auction rate securities.

At January 31, 2009, the Company had $1.7 million invested in a self-directed Non-Qualified Deferred Compensation Plan (the "Deferred Compensation Plan") for certain executives and other highly compensated employees, which is structured as a rabbi trust. These investments are classified as trading securities and are recorded as a long-term asset, included in other assets on the Company's Consolidated Balance Sheets. The investments are valued using quoted market prices multiplied by the number of shares held in the Deferred Compensation Plan. Unrealized holding gains and losses on trading securities are included in interest income on the Company's Consolidated Statements of Operations. See Note 10, "Retirement Plans" for further discussion of the Deferred Compensation Plan.

Effective February 3, 2008, the Company adopted SFAS No. 157 *Fair Value Measurements*, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The adoption of SFAS No. 157 did not have a material impact on the Company's Consolidated Financial Statements. In addition, FSP No. 157-2 delayed the effective date for all nonfinancial assets and liabilities until January 1, 2009, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis.

SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.
- Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The table below illustrates the Company's financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) categorized into the most appropriate level within the fair value hierarchy, based on the inputs available for determining fair value:

	January 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)			
Non-qualified deferred compensation plan assets (a)	$ 1,687	$ 1,687	$ -	$ -
Auction rate securities (b)	5,779	-	-	5,779
Put option on auction rate securities	208	-	-	208
Total assets	$ 7,674	$ 1,687	$ -	$ 5,987

(a) *The non-qualified deferred compensation plan assets are valued using quoted market prices, multiplied by the number of shares held in the plan.*

(b) *Auction rate securities are valued using an income-approach model (discounted cash flow analysis). The model considers factors that reflect assumptions market participants would use in pricing, including, among others: the collateralization underlying the investments; the creditworthiness of the counterparty; expected future cash flows, including the next time the security is expected to have a successful auction; and risks associated with the uncertainties in the current market. Additionally, the Company received certain auction rate security rights from UBS under the terms of the November 14, 2008 settlement agreement.*

3. Investments (Continued)

Due to the deteriorated market conditions and failed auctions affecting the Company's investment in auction rate securities, the fair value measurement methodology for these securities was changed from quoted prices in active markets to a discounted cash flow analysis. Accordingly, these securities have been measured at fair value using Level 3 inputs.

The following table provides a reconciliation of the beginning and ending balances of the Company's investment in auction rate securities:

	(in thousands)
Balance as of February 2, 2008	$ -
Transfers in and/or (out) of Level 3	6,000
Total losses realized/unrealized included in earnings	(221)
Total losses included in other comprehensive income	-
Purchases, sales, acquisitions and settlements, net	208
Balance as of January 31, 2009	$ 5,987

4. Property and Equipment

Property and equipment consists of the following:

	January 31, 2009	February 2, 2008
	(in thousands)	
Land and building	$ 12,491	$ 11,897
Leasehold improvements	532,759	596,876
Furniture, fixtures, equipment and software	482,197	495,842
Construction in progress	31,521	43,388
	1,058,968	1,148,003
Less accumulated depreciation and amortization	589,281	586,733
Net property and equipment	$ 469,687	$ 561,270

Depreciation and amortization expense was approximately $122.2 million, $116.8 million and $105.9 million in Fiscal 2008, 2007 and 2006, respectively.

5. Debt and Capital Leases

Credit Facility

On April 23, 2008, the Company's wholly owned subsidiary AnnTaylor, Inc. and certain of its subsidiaries entered into a Third Amended and Restated $250 million senior secured revolving credit facility with Bank of America N.A. and a syndicate of lenders ("the Credit Facility"), which amended its then existing $175 million senior secured revolving credit facility which was due to expire in November 2008. At AnnTaylor, Inc.'s option, the Credit Facility provides for an increase in the total facility and the aggregate commitments thereunder up to $350 million, subject to the lenders' agreement to increase their commitment for the requested amount. The Credit Facility expires on April 23, 2013 and may be used for working capital, letters of credit and other general corporate purposes. The Credit Facility contains an acceleration clause which, upon the occurrence of a Material Adverse Effect, as defined in the Credit Facility, may cause any borrowings outstanding to become immediately due and payable.

5. Debt and Capital Leases (Continued)

Credit Facility (Continued)

The maximum availability for loans and letters of credit under the Credit Facility is governed by a monthly borrowing base, determined by the application of specified advance rates against certain eligible assets. Commercial and standby letters of credit outstanding under the Credit Facility totaled approximately $33.8 million and $111.1 million as of January 31, 2009 and February 2, 2008, respectively, leaving a remaining available balance for loans and letters of credit of $216.2 million and $63.9 million as of January 31, 2009 and February 2, 2008, respectively. There were no borrowings outstanding under the Credit Facility at January 31, 2009, or at any point during Fiscal 2008. On March 5, 2009, the Company accessed $125 million from its Credit Facility. The Company intends to hold these proceeds in the event they are required for near-term liquidity needs or seasonal working capital requirements.

Amounts outstanding under the Credit Facility bear interest at a rate equal to, at the option of AnnTaylor, Inc., the Bank of America Base Rate or LIBOR Rate, plus a margin of up to 0.25%, and 1.25% to 2.00%, respectively. In addition, AnnTaylor, Inc. is required to pay the lenders a monthly commitment fee on the unused revolving loan commitment amount at a rate ranging from 0.325% to 0.40% per annum. Fees for outstanding commercial and standby letters of credit range from 0.50% to 0.75% and from 1.25% to 2.00%, respectively. The Credit Facility contains financial and other covenants, including limitations on indebtedness and liens.

The Credit Facility permits the Company to pay cash dividends (and permits dividends by AnnTaylor, Inc. to fund such cash dividends) subject to certain Liquidity requirements (as defined in the Credit Facility) and other conditions as set forth in the Credit Facility. Certain subsidiaries of the Company are also permitted to: pay dividends to the Company to fund certain taxes owed by the Company; fund ordinary operating expenses of the Company not in excess of $500,000 in any fiscal year; repurchase common stock held by employees not in excess of $100,000 in any fiscal year (with certain stated exceptions); and for certain other stated purposes (subject to certain exceptions).

The lenders have been granted a pledge of the common stock of AnnTaylor, Inc. and certain of its subsidiaries, and a security interest in substantially all real and personal property (other than leasehold interests) and all other assets of AnnTaylor, Inc. and certain of its subsidiaries, as collateral for AnnTaylor, Inc.'s obligations under the Credit Facility.

Capital Lease

On August 25, 2008, the Company entered into a capital lease relating to certain computer equipment with a four year term. The computer equipment has not been placed in service as of January 31, 2009. The Company had no capital leases at February 2, 2008.

The following table presents leased assets by major class:

	January 31, 2009
	(in thousands)
Computer Equipment	$ 1,638
	1,638
Less accumulated depreciation and amortization	-
Net property and equipment	$ 1,638

5. Debt and Capital Leases (Continued)

Capital Lease (Continued)

Future minimum lease payments under the capital lease as of January 31, 2009 are as follows:

Fiscal Year	(in thousands)
2009	$ 424
2010	424
2011	424
2012	248
2013	-
Thereafter	-
Total capital lease obligation	1,520
Less weighted average interest rate of 1.8% on capital lease	49
Total principal, excluding interest	1,471
Less current portion	401
Total long-term obligation, net of current portion	$ 1,070

Other

Included in accrued expenses and other current liabilities and other liabilities on the Consolidated Balance Sheet at January 31, 2009, there was $2.2 million and $3.4 million, respectively, related to borrowings for the purchase of fixed assets. There were no such borrowings outstanding at February 2, 2008.

6. Commitments and Contingencies

Leases

The Company occupies its retail stores and administrative facilities under operating leases, most of which are non-cancelable. Some of the store leases grant the Company the right to extend the term for one or two additional five-year periods under substantially the same terms and conditions as the original leases. Some store leases also contain early termination options, which can be exercised by the Company under specific conditions. Most of the store leases require payment of a specified minimum rent, plus a contingent rent based on a percentage of the store's net sales in excess of a specified threshold. In addition, most of the leases require payment of real estate taxes, insurance and certain common area and maintenance costs in addition to the future minimum lease payments. The Company also leases certain office equipment for its corporate offices and store locations under non-cancelable operating leases, all of which have 3-year terms.

Future minimum lease payments under non-cancelable operating leases as of January 31, 2009 are as follows:

Fiscal Year	(in thousands)
2009	$ 195,476
2010	183,033
2011	165,889
2012	148,257
2013	137,790
Thereafter	490,517
Total	$ 1,320,962

The minimum lease payments above do not include common area maintenance (CAM) charges or real estate taxes, which are also required contractual obligations under the Company's store and office operating leases but are generally not fixed and can fluctuate from year to year. Total CAM charges and real estate taxes for Fiscal 2008, Fiscal 2007 and Fiscal 2006 were $81.6 million, $76.2 million and $70.9 million, respectively.

6. Commitments and Contingencies (Continued)

Leases (Continued)

Rent expense for the fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007 was as follows:

	Fiscal Years Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
		(in thousands)	
Minimum rent	$ 203,734	$ 206,058	$ 193,675
Percentage rent	441	3,506	3,116
Total	$ 204,175	$ 209,564	$ 196,791

Legal Proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of its business. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, in the Company's opinion, any such liability will not have a material adverse effect on its consolidated financial position, consolidated results of operations or liquidity.

7. Net (Loss)/Income per Share

Basic (loss)/earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted (loss)/earnings per share assumes the issuance of additional shares of common stock by the Company upon exercise of all outstanding stock options and vesting of unvested restricted stock, if the effect is dilutive. For periods of net loss, no effect is given to potentially dilutive securities, since the effect would be antidilutive.

	Fiscal Years Ended								
	January 31, 2009			February 2, 2008			February 3, 2007		
	(in thousands, except per share amounts)								
	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic (Loss)/Earnings per Share	$ (333,906)	57,366	$ (5.82)	$ 97,235	62,753	$ 1.55	$ 142,982	70,993	$ 2.01
Effect of Dilutive Securities:									
Stock options and restricted stock	-	-		-	699		-	1,114	
Diluted (Loss)/Earnings per Share	$ (333,906)	57,366	$ (5.82)	$ 97,235	63,452	$ 1.53	$ 142,982	72,107	$ 1.98

Options to purchase 3,772,766 shares of common stock were excluded from the above computations of weighted average shares for diluted loss per share for Fiscal 2008, due to the net loss for the period. Options to purchase 1,012,406 and 194,817 shares of common stock were excluded from the above computations of weighted average shares for diluted earnings per share for Fiscal 2007 and 2006, respectively, due to the antidilutive effect of the options' exercise prices as compared to the average market price of the common shares during those periods. In addition, 193,333 shares of unvested restricted stock were excluded from the above computations of weighted average shares for diluted loss per share for Fiscal 2008, due to the net loss for the period and 225,667 shares of unvested restricted stock were excluded from the above computations of weighted average shares for diluted earnings per share for the Fiscal 2007, due to contingencies placed on their vesting which had not yet been satisfied as of those dates.

8. Other Equity and Stock Incentive Plans

Preferred Stock

At January 31, 2009, February 2, 2008 and February 3, 2007, there were 2 million shares of preferred stock, par value $0.01, authorized and unissued.

Stockholder Rights Plan

In Fiscal 2000, the Company's Board of Directors adopted a Stockholder Rights Plan ("Rights Plan"). Rights under the Rights Plan ("Rights") were distributed as a dividend at the rate of one Right for each share of common stock of the Company held by stockholders of record as of the close of business on May 30, 2000. As a result of the 2004 and 2002 3-for-2 splits of the Company's common stock, each share of common stock now represents four-ninths of a Right. Each Right entitles stockholders to buy one unit of a share of a new series of preferred stock for $125. Under certain circumstances, if a person or group acquires beneficial ownership of 15% or more of the voting power of the Company as represented by the Company's common stock, or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the voting power of the Company as represented by the Company's common stock, holders of the Rights, other than the person or group triggering their exercise, will be able to purchase, in exchange for the $125 exercise price, shares of the Company's common stock or of any company into which the Company is merged having a value of $250. The Rights will expire on May 18, 2010. No Rights were exercised under the Rights Plan in Fiscal 2008.

Repurchase Program

On August 23, 2007, the Company's Board of Directors approved a $300 million securities repurchase program (the "August 2007 Program") which will expire when the Company has repurchased all securities authorized for repurchase pursuant to the program, unless terminated earlier by resolution of the Board of Directors. Purchases of shares of the Company's common stock may be made from time to time, subject to market conditions and at prevailing market prices, through open market purchases or in privately negotiated transactions. Repurchased shares of common stock increase treasury shares available for general corporate purposes. During Fiscal 2008, the Company repurchased 4,108,183 shares of its common stock at a cost of approximately $100.8 million under the August 2007 Program. During Fiscal 2007, the Company repurchased 9,301,633 shares of its common stock at a cost of approximately $340.1 million. Of this total, 1,347,286 shares at a cost of approximately $40.0 million were repurchased under the August 2007 Program, with 7,952,879 shares at a cost of approximately $300.0 million and 1,468 shares at a cost of approximately $0.1 million repurchased under programs approved in March 2007 and August 2006, respectively. During Fiscal 2006, the Company repurchased 4,978,660 shares of its common stock at a cost of approximately $179.8 million. As of January 31, 2009, the Company had remaining authorization, under the August 2007 Program of approximately $159.1 million.

Associate Discount Stock Purchase Plan

In Fiscal 1999, the Company established an Associate Discount Stock Purchase Plan (the "Stock Purchase Plan"). Under the terms of the Stock Purchase Plan, as amended, eligible employees may purchase shares of the Company's common stock quarterly, at a price equal to 85% of the lower of the closing price of the Company's common stock at the beginning or end of each quarterly stock purchase period. Participating employees pay for their stock purchases under the Stock Purchase Plan by authorizing limited payroll deductions of up to a maximum of 15% of their compensation. On May 15, 2008, the Company's stockholders approved an increase in the number of shares available for purchase under the Stock Purchase Plan by 650,000 shares. During Fiscal 2008, 209,643 shares were issued pursuant to the Stock Purchase Plan, at an average discount of $2.14 per share. At January 31, 2009, there were 630,610 shares available for future issuance under the Stock Purchase Plan. The Company recorded approximately $1.2, $1.0 million and $0.9 million in compensation expense related to the Stock Purchase Plan during Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively.

8. Other Equity and Stock Incentive Plans (Continued)

Stock Incentive Plans

The Company has established four stock incentive plans (the "Plans"), which are summarized below:

Year Established	Defined Name	Plan Name	Shares Reserved: Restricted Stock (a)	Shares Reserved: Total Authorized	Shares Reserved for Issuance at January 31, 2009	Shares Available for Future Grant
1992	1992 Plan	1992 Stock Option and Restricted Stock and Unit Award Plan	713,250	7,200,000	100,688	-
2000	2000 Plan	2000 Stock Option and Restricted Stock Award Plan	562,500	2,250,000	96,121	66,603
2001	2002 Plan	2002 Stock Option and Restricted Stock and Unit Award Plan	787,500	4,500,000	1,145,422	264,046
2003	2003 Plan	2003 Equity Incentive Plan	2,760,000	8,750,000	6,343,193	3,878,849

(a) Included in the number of total authorized shares. The Company may issue restricted stock grants up to the levels provided under each plan, however shares not used for this purpose are available for issuance as stock option grants, except for 150,750 shares under the 1992 Plan.

On May 15, 2008, the Company's stockholders approved certain amendments to its 2003 Equity Incentive Plan (the "2003 Plan"), including increasing the total authorized shares reserved for issuance under the 2003 Plan from 5.5 million to 8.75 million shares.

Stock option awards outstanding under the Company's Plans have been granted at exercise prices which are equal to the market value of the Company's common stock on the grant date (determined in accordance with the applicable Plan), generally vest over four years and expire no later than ten years after the grant date. Each of the Plans also includes an acceleration clause by which all options not exercisable by their terms will, upon the occurrence of certain events, become exercisable. Shares underlying stock award grants are generally issued out of treasury stock. All the Plans allow for restricted stock awards, and the 2002 Plan and 2003 Plan also include restricted unit awards. A restricted unit represents the right to receive a share of common stock and/or the cash value of a share of common stock on the date the restrictions on the restricted unit lapse. No restricted units have been granted under the Plans. The restrictions on restricted stock or restricted unit grants generally lapse over a four-year period from the date of the grant. Certain executives also receive performance-based restricted stock grants, which generally vest over three years if certain pre-established goals are met. In the event a grantee terminates employment with the Company, any restricted stock or restricted units remaining subject to restrictions are generally forfeited.

Stock Options

In accordance with SFAS No. 123(R), in Fiscal 2006 the Company began recognizing stock option expense on a straight-line basis over the vesting period, net of estimated forfeitures. As of January 31, 2009, there was $11.5 million of unrecognized compensation cost related to unvested options, which is expected to be recognized over a remaining weighted-average vesting period of 2.2 years. The total intrinsic value of options exercised during the fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007 was approximately $2.1 million, $7.7 million and $20.5 million, respectively.

8. Other Equity and Stock Incentive Plans (Continued)

Stock Options (Continued)

The following table summarizes stock option activity for the fiscal year ended January 31, 2009:

	Shares	Weighted - Average Exercise Price
Options outstanding at February 2, 2008	3,698,949	$ 28.65
Granted	1,050,633	22.29
Forfeited or expired	(1,054,121)	30.37
Exercised	(219,535)	17.60
Options outstanding at January 31, 2009	3,475,926	$ 26.90
Vested and exercisable at January 31, 2009	1,840,931	$ 26.40
Options expected to vest at January 31, 2009	1,119,374	$ 28.10

The weighted-average fair value of options granted during the fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007, estimated as of the grant date using the Black-Scholes option pricing model, was $8.30, $12.00 and $14.96 per share, respectively. The weighted-average remaining contractual term for options outstanding at January 31, 2009 and February 2, 2008 was 7.0 and 7.3 years, respectively. The weighted-average remaining contractual term for options vested and exercisable at January 31, 2009 was 5.7 years. The weighted-average remaining contractual term for options expected to vest at January 31, 2009 was 8.6 years. At January 31, 2009, the aggregate intrinsic value of options outstanding, options vested and exercisable and options expected to vest was negligible since the exercise prices were in excess of the market price on that date.

Option valuation models require input of highly subjective assumptions including the expected stock price volatility. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. The fair value of options granted under the Company's stock option Plans was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Fiscal Years Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
Expected volatility	42.7 %	33.1 %	38.6 %
Risk-free interest rate	2.5 %	4.4 %	4.8 %
Expected life (years)	4.2	4.4	4.7
Dividend yield	-	-	-

8. Other Equity and Stock Incentive Plans (Continued)

Stock Options (Continued)

The risk-free rate is based on a zero-coupon U.S. Treasury rate in effect at the time of grant with maturity dates that coincide with the expected life of the options. The expected life of the options is based on a calculation of the Company's historical exercise patterns to estimate future exercise patterns. The expected volatility for grants made subsequent to the adoption of SFAS No. 123(R) is based on a simple average of (i) historical volatility of stock price returns using daily closing prices and (ii) the volatility implied by exchange-traded call options to purchase the Company's common stock. The expected volatility for grants made prior to the adoption of SFAS No. 123(R) was based on historical volatility of stock price returns using daily closing prices. Historical volatility was calculated as of the grant date using stock price data over periods of time equal in duration to the expected life of the options granted. In assessing implied volatility data, the Company analyzed call option market activity during the three month period preceding the grant date. The Company also considered the volume of market activity of the underlying shares and traded options, the similarity of the exercise prices of the traded options to the exercise price of the employee stock options during the period and considered traded options whose term is close to the expected term of the employee stock option.

Restricted Stock

In accordance with SFAS No. 123(R), the fair value of restricted stock awards is based on the market price of the Company's stock on the date of grant (determined in accordance with the applicable Plan) and is amortized to compensation expense on a straight-line basis over the related vesting period, net of estimated forfeitures. As of January 31, 2009, there was $10.7 million of unrecognized compensation cost related to unvested restricted stock awards, which is expected to be recognized over a remaining weighted-average vesting period of 1.9 years. SFAS No. 123(R) requires that the deferred stock-based compensation on the consolidated balance sheet on the date of adoption be netted against additional paid-in capital. As of January 28, 2006, there was approximately $12.0 million of deferred stock-based compensation that was netted against additional paid-in capital on January 29, 2006 in accordance with SFAS No. 123(R). The total fair value of restricted stock awards vested during the fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007 was $6.9 million, $17.5 million and $14.8 million, respectively.

The following table summarizes restricted stock activity for the fiscal year ended January 31, 2009:

	Number of Shares	Average Grant Date Fair Value
Restricted stock awards at February 2, 2008	954,719	$ 32.39
Granted	567,926	21.39
Vested	(322,246)	23.60
Forfeited	(397,742)	30.61
Restricted stock awards at January 31, 2009	802,657	$ 29.02

At January 31, 2009, 104,332 shares of performance-based awards included in the total restricted stock awards outstanding on that date will be forfeited in the first quarter of Fiscal 2009, since the performance targets necessary to vest in these awards were not achieved.

8. Other Equity and Stock Incentive Plans (Continued)

General

SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. In Fiscal 2008, Fiscal 2007 and Fiscal 2006, stock-based compensation expense was recorded net of estimated forfeitures, such that expense was recorded only for those stock-based awards that are expected to vest.

SFAS No. 123(R) requires that cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for stock-based compensation arrangements ("excess tax benefits") be classified as financing cash flows. For the fiscal year ended January 31, 2009, excess tax benefits realized from stock-based compensation arrangements were $0.4 million. The Company received $3.9 million, $14.4 million and $26.7 million cash from the exercise of stock options during the fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007.

During the fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007, the Company recognized approximately $12.6 million, $19.0 million and $24.7 million, respectively, in total share-based compensation expense. The total tax benefit recognized in the Consolidated Statements of Operations for the fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007 was approximately $3.5 million, $6.1 million and $9.3 million, respectively.

9. Income Taxes

The (benefit)/provision for income taxes for the fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007 consists of the following:

	Fiscal Years Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
		(in thousands)	
Federal:			
Current	$ (19,252)	$ 56,109	$ 80,923
Deferred	(17,615)	(7,286)	(8,565)
Total federal	(36,867)	48,823	72,358
State and local:			
Current	3,880	11,279	20,268
Deferred	(7,222)	(707)	(2,115)
Total state and local	(3,342)	10,572	18,153
Foreign:			
Current	1,545	5,778	5,417
Deferred	1,148	(1,368)	(129)
Total foreign	2,693	4,410	5,288
Total	$ (37,516)	$ 63,805	$ 95,799

9. Income Taxes (Continued)

The reconciliation between the (benefit)/provision for income taxes and the (benefit)/provision for income taxes at the federal statutory rate for the fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007 is as follows:

	Fiscal Years Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
		(dollars in thousands)	
(Loss)/income before income taxes	$ (371,422)	$ 161,040	$ 238,781
Federal statutory rate	35 %	35 %	35 %
(Benefit)/provision for income taxes at federal statutory rate	(129,998)	56,364	83,573
State and local income taxes, net of federal income tax benefit	(1,468)	6,872	11,799
Goodwill impairment charge	93,412	-	-
Prior year tax credits	2,391	-	-
Other	(1,853)	569	427
(Benefit)/provision for income taxes	$ (37,516)	$ 63,805	$ 95,799

The tax effects of significant items comprising the Company's deferred tax assets/(liabilities) as of January 31, 2009 and February 2, 2008 are as follows:

	January 31, 2009	February 2, 2008
	(in thousands)	
Current:		
Inventory	$ 3,497	$ 8,380
Accrued expenses and other	14,648	13,088
Real estate	7,276	7,693
Total current	$ 25,421	$ 29,161
Non-current:		
Accrued expenses	$ 692	$ 1,511
Depreciation and amortization	(50,799)	(80,753)
Rent expense	86,477	92,154
Other	10,272	6,301
Amounts included in accumulated other comprehensive loss	4,713	2,141
Total non-current	$ 51,355	$ 21,354

The income tax (benefit)/provision reflects the current and deferred tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. U.S. federal income taxes are provided on unremitted foreign earnings, except those that are considered permanently reinvested, which at January 31, 2009 amounted to approximately $6.6 million. However, if these earnings were not considered permanently reinvested, under current law, the incremental tax on such undistributed earnings would be approximately $0.7 million.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions and generally remains open to income tax examinations by relevant tax authorities for tax years beginning with Fiscal 2004. The Company also files in foreign jurisdictions and generally remains open to income tax examinations for tax years beginning with Fiscal 2001.

9. Income Taxes (Continued)

On February 4, 2007, the Company adopted the provisions of FIN No. 48 which resulted in a cumulative effect reduction of retained earnings of $1.1 million. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	Fiscal Year Ended January 31, 2009
	(in thousands)
Balance at February 4, 2007	$ 5,789
Additions based on tax positions related to the current year	1,002
Additions for tax positions of prior years	817
Reductions for tax positions of prior years	(1,672)
Lapses in statutes of limitation	(490)
Balance at February 2, 2008	$ 5,446
Additions based on tax positions related to the current year	355
Additions for tax positions of prior years	223
Reductions for tax positions of prior years	(1,352)
Settlements	(1,280)
Lapses in statutes of limitation	(320)
Balance at January 31, 2009	$ 3,072

To the extent these unrecognized tax benefits are ultimately recognized, they will impact the Company's effective tax rate in a future period. The Company anticipates that the amount of unrecognized tax benefits may change in the next twelve months, however it does not expect the change to have a significant impact on its consolidated financial statements.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in its (benefit)/provision for income taxes. During the fiscal years ended January 31, 2009, February 2, 2008, and February 3, 2007, the Company recognized an immaterial amount of interest and penalties. The Company had approximately $1.9 and $2.8 million for the payment of interest and penalties accrued at January 31, 2009 and February 2, 2008, respectively.

At January 31, 2009, the Company had a net operating loss for federal and state jurisdictions of approximately $70.2 million, which expire in various years from 2014 through 2029.

The Company is subject to periodic audits of its various tax returns by government agencies which could result in possible income tax liabilities. Although the outcome of these matters cannot currently be determined, the Company believes adequate provision has been made for any potential unfavorable financial statement impact.

10. Retirement Plans

Non-Qualified Deferred Compensation Plan

Under the Company's Deferred Compensation Plan, certain executives, including the named executive officers, may defer up to 50% of salary as well as up to 100% of cash-based performance compensation earned during the calendar year.

Under the Deferred Compensation Plan, beginning on the anniversary of the executive's date of hire, the Company will match the amount of the base and bonus compensation deferred by the executive during the Plan year minus the Internal Revenue Code Section 401(a)(17) qualified plan compensation limit as indexed on an annual basis ("Eligible Compensation"). If an executive elects to defer up to 3% of his or her Eligible Compensation, the Company matches 100% of the deferral. If an executive elects to defer more than 3% of his or her Eligible Compensation, the Company matches amounts deferred over 3% and up to 6% of Eligible Compensation at a rate of 50%. The amounts deferred by the executive and credited under the executive's deferred compensation account are at all times fully vested. The Company's matching deferral credited to an executive's deferred compensation account vests upon the second anniversary of the executive's date of hire, or earlier upon a change in control (as defined under the Deferred Compensation Plan).

The Deferred Compensation Plan became effective January 1, 2008 and replaces an earlier non-qualified deferred compensation plan which did not provide for matching employer contributions and under which executives could defer only up to 25% of base salary and 100% of bonus awards, with interest earned on the amounts deferred.

Savings Plan and Pension Plan

In June 2007, the Company's Board of Directors authorized management to freeze its non-contributory defined benefit Pension Plan (the "Pension Plan") and enhance its defined contribution 401(k) savings plan (the "401(k) Plan"). These plan changes became effective on October 1, 2007.

Savings Plan

Substantially all employees of the Company and its subsidiaries who work at least 30 hours per week or who work 1,000 hours during a consecutive 12 month period are eligible to participate in the Company's 401(k) Plan. Prior to October 1, 2007, participants could contribute to the 401(k) Plan an aggregate of up to 75% of their annual earnings in any combination of pre-tax and after-tax contributions, subject to certain limitations. The Company made a matching contribution of 50% with respect to the first 3% of each participant's contributions to the 401(k) Plan prior to October 1, 2007. Beginning October 1, 2007, the Company match was increased to 100% with respect to the first 3% and 50% with respect to the second 3% of each participant's contributions to the 401(k) Plan made on or after October 1, 2007. The Company's contributions to the 401(k) Plan for Fiscal 2008, Fiscal 2007 and Fiscal 2006 were approximately $5.6 million, $2.6 million and $1.5 million, respectively.

Pension Plan

Substantially all employees of the Company who began employment prior to October 1, 2007, and completed 1,000 hours of service during a consecutive 12 month period prior to that date are eligible for benefits under the Company's Pension Plan. The Pension Plan calculates benefits based on a career average formula. Only those associates who were eligible under the Pension Plan on or before September 30, 2007 are eligible to receive benefits from the Pension Plan once they have completed the five years of service required to become fully vested. As a result of the Pension Plan freeze, no associate may become a participant in the Pension Plan on or after October 1, 2007, and no additional benefits will be earned under the Pension Plan on or after October 1, 2007.

In connection with the Pension Plan freeze, the Company remeasured its accumulated benefit obligation under the Pension Plan as of October 1, 2007. As a result of the remeasurement, the Pension Plan's funded status increased and the Company recognized a one-time curtailment gain of $0.9 million.

10. Retirement Plans (Continued)

Pension Plan (Continued)

On February 3, 2007, the Company began recognizing the funded status of its Pension Plan in accordance with SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)*, which requires company plan sponsors to record the net over- or under-funded position of a defined benefit postretirement plan as an asset or liability, with any unrecognized prior service costs, transition obligations or actuarial gains/losses reported as a component of accumulated other comprehensive income in stockholders' equity. Prior to February 3, 2007, the Company had accounted for its Pension Plan according to the provisions of SFAS No. 87, *Employers' Accounting for Pensions* and related interpretations and, therefore the funded status of the Company's Pension Plan was not reflected in its Consolidated Balance Sheets.

The following table provides information for the Pension Plan at January 31, 2009 and February 2, 2008:

	Fiscal Years Ended	
	January 31, 2009	February 2, 2008
	(in thousands)	
Change in benefit obligation:		
Projected benefit obligation at beginning of year	$ 38,128	$ 41,801
Service cost	-	4,063
Interest cost	1,977	2,086
Actuarial gain	(678)	(2,121)
Benefits paid	(5,105)	(3,565)
Plan curtailment	-	(4,136)
Projected benefit obligation at end of year	34,322	38,128
Change in plan assets:		
Fair value of plan assets at beginning of year	39,816	42,539
Actual return on plan assets	(7,056)	842
Benefits paid	(5,105)	(3,565)
Fair value of plan assets at end of year	27,655	39,816
Funded status at end of year	(6,667)	1,688
Unrecognized net actuarial loss	-	-
Unrecognized prior service cost	-	-
Net amount included in other (liabilities)/assets	$ (6,667)	$ 1,688

Amounts recognized in the Company's Consolidated Balance Sheets consist of:

	January 31, 2009	February 2, 2008
	(in thousands)	
Non-current (liabilities)/assets	$ (6,667)	$ 1,688
Total	$ (6,667)	$ 1,688

The accumulated benefit obligation for the Company's Pension Plan was approximately $34.3 million and $38.1 million at January 31, 2009 and February 2, 2008, respectively. As a result of the Pension Plan freeze, the accumulated benefit obligation equals the projected benefit obligation.

10. Retirement Plans (Continued)

Pension Plan (Continued)

The following table summarizes the components of Net Periodic Benefit Cost and other amounts recognized in accumulated other comprehensive loss:

	Fiscal Years Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
		(in thousands)	
Net periodic benefit cost:			
Service cost	$ -	$ 4,063	$ 5,878
Interest cost	1,977	2,086	1,912
Expected return on plan assets	(2,315)	(2,864)	(2,435)
Amortization of prior service cost	-	57	86
Amortization of net loss	50	265	1,610
Settlement loss/curtailment (gain) recognized	1,829	(857)	-
Net periodic benefit cost	1,541	2,750	7,051
Other changes in plan assets and benefit obligations recognized in other comprehensive loss:			
Net loss/(gain) arising during the year	8,693	(99)	-
Curtailment gain	-	(3,279)	-
Settlement charge	(1,879)	-	-
Amortization of net gain	-	(322)	-
Increase in accumulated other comprehensive loss to reflect the adoption of SFAS No. 158	-	-	9,301
Total recognized in other comprehensive (income)/loss	6,814	(3,700)	9,301
Total recognized in net periodic benefit cost and other comprehensive (income)/loss	$ 8,355	$ (950)	$ 16,352

As a result of the Pension Plan freeze, the Company has no remaining prior service cost that will be amortized from accumulated other comprehensive loss into net periodic benefit cost. For the fiscal year ended January 31, 2009, the total amount of lump sum payments made to plan participants exceeded the interest cost for the year. As a result, a one-time settlement charge of $1.8 million, was recorded.

Amounts recognized in accumulated other comprehensive loss consist of:

	Fiscal Years Ended	
	January 31, 2009	February 2, 2008
	(in thousands)	
Net actuarial loss	$ 12,414	$ 5,601
Total	$ 12,414	$ 5,601

10. Retirement Plans (Continued)

Pension Plan (Continued)

For the fiscal years ended January 31, 2009 and February 2, 2008 the following weighted-average assumptions were used to determine benefit obligations at the end of the fiscal years:

	Fiscal Years Ended	
	January 31, 2009	February 2, 2008
Discount rate	6.75 %	5.80 %
Rate of increase in future compensation	n/a	3.00 %

For the fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007 the following weighted-average assumptions were used to determine net periodic benefit cost for the fiscal years shown:

	Fiscal Years Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
Discount rate	5.80 %	5.80 %	5.55 %
Long-term rate of return on assets	6.25 %	7.25 %	7.25 %
Rate of increase in future compensation	n/a	4.00 %	4.00 %

To develop the expected long-term rate of return on plan assets, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. The Company assumes that all employees will take a lump-sum payout based on the historical payout trends.

The Company's Pension Plan weighted-average asset allocation at the end of the fiscal year, by asset category, is as follows:

	Fiscal Years Ended	
	January 31, 2009	February 2, 2008
Asset Category		
Equity securities	38 %	62 %
Debt securities	60 %	36 %
Other	2 %	2 %
Total	100 %	100 %

Since the Pension Plan was frozen in October 2007, the plan goal is to provide all plan benefits and expenses through growth and income of the plan's assets, with such employer contributions as may be required in accordance with applicable rules and regulations. Accordingly, in Fiscal 2008, the Company's investment policy was revised to meet these objectives and specifies a minimum investment of 50% but not more than 70% in debt securities, a minimum investment of 30% but not more than 50% in equity securities and up to 20% in cash and cash equivalents. Plan assets consist primarily of equity and fixed income funds or cash and equivalents. The equity securities do not include any of the Company's common stock. The plan prohibits transactions investing in direct real estate, venture capital, private placements and purchasing securities on margin or short selling securities. Principal investment objectives are: to exceed the policy target index net of fees; to have the equity and fixed income portfolios exceed the Standard & Poor's 500 Index and the Barclays Capital Aggregate Index, respectively, after fees; and to maintain total portfolio risk equal or less than that of the plan's policy target allocation. The plan's investment performance guidelines are set and measured against appropriate portfolio benchmarks. The plan goals, objectives, asset allocation policies and funding forecasts are reviewed periodically within any given plan year, or when significant changes have occurred in plan benefits, participant demographics or funded status.

10. Retirement Plans (Continued)

Pension Plan (Continued)

The benefits expected to be paid under the Pension Plan as of January 31, 2009 are as follows:

Fiscal Year	(in thousands)
2009	$ 6,061
2010	4,762
2011	3,892
2012	3,144
2013	2,363
2014-2018	9,418

The Company made no contributions to the Pension Plan in Fiscal 2008 or Fiscal 2007. The Company contributed $7.7 million to the Pension Plan in Fiscal 2006. Continued deterioration in the financial markets may require the Company to make a contribution to its Pension Plan in Fiscal 2009.

11. Selected Quarterly Financial Data - Unaudited

Fiscal 2008	Quarter			
	First	Second	Third	Fourth
	(in thousands, except per share amounts)			
Net sales	$ 591,663	$ 592,315	$ 527,216	$ 483,365
Gross margin	$ 314,925	$ 310,202	$ 257,156	$ 172,523
Net income/(loss) (a) (b)	$ 25,897	$ 29,250	$ (13,447)	$ (375,606)
Basic earnings/(loss) per share (c)	$ 0.43	$ 0.51	$ (0.24)	$ (6.66)
Diluted earnings/(loss) per share (c)	$ 0.43	$ 0.51	$ (0.24)	$ (6.66)

Fiscal 2007	Quarter			
	First	Second	Third	Fourth
	(in thousands, except per share amounts)			
Net sales	$ 580,266	$ 614,494	$ 600,949	$ 600,801
Gross margin	$ 310,996	$ 311,053	$ 336,843	$ 292,372
Net income/(loss) (a)	$ 31,455	$ 31,692	$ 40,759	$ (6,671)
Basic earnings/(loss) per share (c)	$ 0.47	$ 0.51	$ 0.67	$ (0.11)
Diluted earnings/(loss) per share (c)	$ 0.46	$ 0.50	$ 0.66	$ (0.11)

(a) Includes pre-tax charges related to the Company's restructuring program of approximately $3.7 million, $3.1 million, $19.9 million and $33.0 million during the first, second, third and fourth quarter, respectively, in Fiscal 2008 and $0.9 million, $1.3 million and $30.1 million during the second, third and fourth quarter, respectively, in Fiscal 2007. See Note 2, "Restructuring" for further discussion.

(b) Includes a pre-tax goodwill impairment charge of approximately $286.6 million during the fourth quarter in Fiscal 2008. See Note 1, "Summary of Significant Accounting Policies" for further discussion.

(c) Includes pre-tax charges related to asset impairment of approximately $2.8 million and $26.8 million during the third and fourth quarter, respectively, in Fiscal 2008 and $0.8 million, $0.2 million and $0.8 million during the first, second and third quarter, respectively, in Fiscal 2007. See Note 1, "Summary of Significant Accounting Policies" for further discussion.

(d) The sum of the quarterly per share data may not equal the annual amounts due to quarterly changes in the weighted average shares and share equivalents outstanding or net income/(loss) amounts.

ANNTAYLOR STORES CORPORATION
EXHIBIT INDEX

3.1 Restated Certificate of Incorporation of the Company. Incorporated by reference to Exhibit 3.1 to the Form 10-Q of the Company for the Quarter ended April 29, 2006 filed on June 7, 2006.

3.2 By-laws of the Company, as amended through January 27, 2009. Incorporated by reference to Exhibit 3.2 to the Form 8-K of the Company filed on January 30, 2009.

4.1 Amended and Restated Rights Agreement, dated as of May 1, 2001, between the Company and Mellon Investor Services LLC. Incorporated by reference to Exhibit 1 of Form 8-A/A No. 1 of the Company filed on May 24, 2001.

10.1 Third Amended and Restated Credit Agreement, dated as of April 23, 2008, by and among AnnTaylor, Inc., Annco, Inc., AnnTaylor Distribution Services, Inc., AnnTaylor Retail, Inc., the financial institutions from time to time parties thereto, Bank of America, N.A., as Administrative and Collateral Agent, and JPMorgan Chase Bank, N.A., Wachovia Bank, National Association and RBS Citizens, N.A., as Syndication Agents. Incorporated by reference to Exhibit 10.1 to the Form 8-K of the Company filed on April 29, 2008.

10.2 Third Amended and Restated Pledge and Security Agreement, dated as of April 23, 2008, by AnnTaylor, Inc., AnnTaylor Stores Corporation, Annco, Inc., AnnTaylor Distribution Services, Inc., and AnnTaylor Retail, Inc. in favor of Bank of America, N.A., in its capacity as administrative agent for each of the Lenders party to the Credit Agreement. Incorporated by reference to Exhibit 10.2 to the Form 8-K of the Company filed on April 29, 2008.

10.3 Third Amended and Restated Parent Guaranty, dated as of April 23, 2008, made by AnnTaylor Stores Corporation in favor of Bank of America, N.A., in its capacity as administrative agent for each of the Lenders party to the Credit Agreement. Incorporated by reference to Exhibit 10.3 to the Form 8-K of the Company filed on April 29, 2008.

10.4 Trademark Security Agreement, dated as of April 23, 2008, made by Annco, Inc., in favor of Bank of America, N.A., in its capacity as administrative agent for each of the Lenders party to the Credit Agreement. Incorporated by reference to Exhibit 10.4 to the Form 8-K of the Company filed on April 29, 2008.

10.5 Trademark License Agreement, dated August 2, 2005, between AnnTaylor, Inc. and Guangzhou Pan Yu San Yuet Fashion Manufactory Ltd. Incorporated by reference to Exhibit 10.1 to the Form 8-K of the Company filed on August 8, 2005.

10.6 Agreement of Lease, dated as of August 3, 2004, between the Company and No. 1 Times Square Development LLC. Incorporated by reference to Exhibit 10.5 to the Form 10-Q of the Company filed on September 8, 2004.

10.7 Amended and Restated Tax Sharing Agreement, dated as of November 10, 2003, between the Company and Ann Taylor. Incorporated by reference to Exhibit 10.2 to the Form 10-K of the Company filed on March 25, 2004.

†10.8 The AnnTaylor Stores Corporation 1992 Stock Option and Restricted Stock and Unit Award Plan, Amended and Restated as of February 23, 1994 (the "1992 Plan"). Incorporated by reference to Exhibit 10.15 to the Form 10-K of the Company filed on May 1, 1997.

†10.8.1 Amendment to the 1992 Plan, as approved by stockholders on June 18, 1997. Incorporated by reference to Exhibit 10.15.1 to the Form 10-Q of the Company for the Quarter ended August 2, 1997 filed on September 12, 1997.

†10.8.2 Amendment to the 1992 Plan dated as of January 16, 1998. Incorporated by reference to Exhibit 10 to the Form 8-K of the Company filed on March 12, 1998.

†10.8.3 Amendment to the 1992 Plan dated as of May 12, 1998. Incorporated by reference to Exhibit 10.16.3 to the Form 10-Q of the Company for the Quarter ended April 2, 1998 filed on June 16, 1998.

†10.8.4 Amendment to the 1992 Plan dated as of March 10, 2000. Incorporated by reference to Exhibit 10.8.4 to the Form 10-K of the Company filed on April 18, 2000.

†10.8.5 Second Restated Amendment to the 1992 Plan, effective as of March 9, 2004. Incorporated by reference to Exhibit 10.1 to the Form 10-Q of the Company filed on September 8, 2004.

†10.8.6 Amendment to the 1992 Plan, effective as of January 26, 2006. Incorporated by reference to Exhibit 10.4.8 to the Form 10-K of the Company filed on March 23, 2006.

†10.9 The AnnTaylor Stores Corporation 2000 Stock Option and Restricted Stock Award Plan (the "2000 Plan"). Incorporated by reference to Exhibit 10.4 to the Form 10-K of the Company filed on April 1, 2003.

†10.9.1 First Amendment to the 2000 Plan, adopted January 29, 2002. Incorporated by reference to Exhibit 10.8.1 to the Form 10-K of the Company filed on April 4, 2002.

†10.9.2 Second Restated Second Amendment to the 2000 Plan, effective as of March 9, 2004. Incorporated by reference to Exhibit 10.2 to the Form 10-Q of the Company filed on September 8, 2004.

†10.9.3 Third Amendment to the 2000 Plan, effective as of January 26, 2006. Incorporated by reference to Exhibit 10.5.5 to the Form 10-K of the Company filed on March 23, 2006.

†10.9.4 Fourth Amendment to the AnnTaylor Stores Corporation 2000 Stock Option and Restricted Stock Award Plan, effective as of March 13, 2008. Incorporated by reference to Exhibit 10.8 to the Form 10-Q of the Company filed on May 29, 2008.

†10.10 AnnTaylor Stores Corporation 2002 Stock Option and Restricted Stock and Unit Award Plan (the "2002 Plan"). Incorporated by reference to Exhibit 10.9 to the Form 10-K of the Company filed on April 4, 2002.

†10.10.1 First Amendment to the 2002 Plan, effective as of March 11, 2003. Incorporated by reference to Exhibit 10.1 to the Form 10-Q of the Company for the Quarter ended May 3, 2003 filed on June 13, 2003.

†10.10.2 Second Restated Second Amendment to the 2002 Plan, effective as of March 9, 2004. Incorporated by reference to Exhibit 10.3 to the Form 10-Q of the Company filed on September 8, 2004.

†10.10.3 Third Amendment to the 2002 Plan, effective as of January 26, 2006. Incorporated by reference to Exhibit 10.6.5 to the Form 10-K of the Company filed on March 23, 2006.

†10.10.4 Fourth Amendment to the AnnTaylor Stores Corporation 2002 Stock Option and Restricted Stock and Unit Award Plan, effective as of March 13, 2008. Incorporated by reference to Exhibit 10.9 to the Form 10-Q of the Company filed on May 29, 2008.

†10.11 AnnTaylor Stores Corporation 2003 Equity Incentive Plan (the "2003 Plan") as amended through August 21, 2008. Incorporated by reference to Exhibit 10.7 to the Form 10-Q of the Company filed on August 22, 2008.

†10.12 Amended and Restated AnnTaylor Stores Corporation Management Performance Compensation Plan. Incorporated by reference to Exhibit 10.1 to the Form 8-K filed on May 18, 2007.

†10.12.1 Amendment to Amended and Restated AnnTaylor Stores Corporation Management Performance Compensation Plan, effective as of March 13, 2008. Incorporated by reference to Exhibit 10.7 to the Form 10-Q of the Company filed on May 29, 2008.

*†10.12.2 Second Amendment to Amended and Restated AnnTaylor Stores Corporation Management Performance Compensation Plan, effective as of March 5, 2009.

†10.13 AnnTaylor Stores Corporation Deferred Compensation Plan, as amended through August 18, 2005. Incorporated by reference to Exhibit 10.1 to the Form 8-K of the Company filed on August 24, 2005.

†10.14 AnnTaylor Stores Corporation 2008 Non-Qualified Deferred Compensation Plan. Incorporated by reference to Exhibit 10.42 to the Form 10-K of the Company filed on March 20, 2008.

†10.15 AnnTaylor Stores Corporation 2004 Long-Term Cash Incentive Plan. Incorporated by reference to Exhibit B to the Proxy Statement of the Company filed on March 25, 2004.

†10.15.1 Amendment to AnnTaylor Stores Corporation 2004 Long-Term Cash Incentive Plan, effective as of March 13, 2008. Incorporated by reference to Exhibit 10.10 to the Form 10-Q of the Company filed on May 29, 2008.

†10.16 AnnTaylor Stores Corporation Special Severance Plan, as amended through August 21, 2008. Incorporated by reference to Exhibit 10.4 to the Form 10-Q of the Company filed on November 21, 2008.

†10.17 Form of 2002 Plan Director Non-Qualified Stock Option Agreement, as amended. Incorporated by reference to Exhibit 10.1 to the Form 8-K of the Company filed on October 29, 2004.

†10.18 Form of 2003 Plan Director Non-Statutory Stock Option Agreement, as amended. Incorporated by reference to Exhibit 10.2 to the Form 8-K of the Company filed on October 29, 2004.

†10.19 Form of 2003 Plan Restricted Stock Award Agreement for Non-Employee Directors. Incorporated by reference to Exhibit 10.3 to the Form 8-K of the Company filed on May 16, 2006.

†10.20 Form of 2000 Plan updated Non-Qualified Stock Option Agreement. Incorporated by reference to Exhibit 10.5 to the Form 10-Q of the Company for the Quarter ended May 5, 2007 filed on June 8, 2007.

†10.21 Form of 2002 Plan updated Non-Qualified Stock Option Agreement. Incorporated by reference to Exhibit 10.6 to the Form 10-Q of the Company for the Quarter ended May 5, 2007 filed on June 8, 2007.

†10.22 Form of 2003 Plan Non-Statutory Stock Option Agreement, as amended. Incorporated by reference to Exhibit 10.1 to the Form 8-K of the Company filed on May 16, 2006.

†10.23 Form of Non-Statutory Stock Option Agreement (not under a Plan). Incorporated by reference to Exhibit 10.11 to the Form 10-Q of the Company filed on June 7, 2006.

†10.24 Form of 2000 Plan Restricted Stock Agreement, as amended. Incorporated by reference to Exhibit 10.9 to the Form 10-Q of the Company filed on June 7, 2006.

†10.25 Form of 2002 Plan Restricted Stock Award Agreement, as amended. Incorporated by reference to Exhibit 10.7 to the Form 10-Q of the Company filed on June 7, 2006.

†10.26 Form of 2003 Plan Restricted Stock Award Agreement, as amended. Incorporated by reference to Exhibit 10.2 to the Form 8-K of the Company filed on May 16, 2006.

†10.27 Form of Restricted Stock Award Agreement (not under a Plan). Incorporated by reference to Exhibit 10.10 to the Form 10-Q of the Company filed on June 7, 2006.

†10.28 Form of 2002 Plan Restricted Stock Award Agreement (performance-vesting). Incorporated by reference to Exhibit 10.29 to the Form 10-K of the Company filed on April 1, 2005.

†10.29 Form of 2003 Plan Restricted Stock Award Agreement (performance-vesting). Incorporated by reference to Exhibit 10.30 to the Form 10-K of the Company filed on April 1, 2005.

†10.30 Form of Indemnification Agreement. Incorporated by reference to Exhibit 10.2 to the Form 8-K of the Company filed on August 24, 2005.

†10.31 Summary of Compensation Arrangements for Non-Employee Directors. Incorporated by reference to Exhibit 10.6 to the Form 10-Q of the Company filed on May 29, 2008.

†10.32 Employment Agreement, effective as of October 1, 2005, between the Company and Katherine Lawther Krill. Incorporated by reference to Exhibit 10 to the Form 8-K of the Company filed on November 23, 2005.

*†10.32.1 Amendment to Employment Agreement, effective as of December 19, 2008, between the Company and Katherine Lawther Krill.

†10.33 Letter Agreement, dated August 6, 2008, between the Company and Christine Beauchamp. Incorporated by reference to Exhibit 10.1 to the Form 10-Q of the Company filed on August 22, 2008.

†10.34 Letter Agreement, executed November 1, 2008, between the Company and Gary Muto. Incorporated by reference to Exhibit 10.2 to the Form 10-Q of the Company filed on November 21, 2008.

†10.35 Letter Agreement, dated as of September 5, 2007, between the Company and Michael J. Nicholson. Incorporated by reference to Exhibit 10.1 to the Form 8-K of the Company filed on September 17, 2007.

†10.36 Confidentiality, Non-solicitation of Associates and Non-competition Agreement, dated August 7, 2008, between the Company and Christine Beauchamp. Incorporated by reference to Exhibit 10.2 to the Form 10-Q of the Company filed on August 22, 2008.

ANNTAYLOR STORES CORPORATION
EXHIBIT INDEX

†10.37	Confidentiality, Non-solicitation of Associates and Non-competition Agreement, dated November 6, 2008, between the Company and Gary Muto. Incorporated by reference to Exhibit 10.1 to the Form 10-Q of the Company filed on November 21, 2008.
*†10.37.1	Amendment to Confidentiality, Non-solicitation of Associates and Non-competition Agreement between the Company and Gary Muto, effective November 24, 2008.
†10.38	Confidentiality, Non-solicitation of Associates and Non-competition Agreement, dated June 9, 2008, between the Company and Brian Lynch. Incorporated by reference to Exhibit 10.5 to the Form 10-Q of the Company filed on August 22, 2008.
*†10.38.1	Amendment to Confidentiality, Non-solicitation of Associates and Non-competition Agreement between the Company and Brian Lynch, effective December 18, 2008.
†10.39	Confidentiality, Non-solicitation of Associates and Non-competition Agreement, dated June 9, 2008, between the Company and Barbara Eisenberg. Incorporated by reference to Exhibit 10.3 to the Form 10-Q of the Company filed on August 22, 2008.
†10.40	Confidentiality, Non-solicitation of Associates and Non-competition Agreement, dated June 9, 2008, between the Company and Michael Nicholson. Incorporated by reference to Exhibit 10.6 to the Form 10-Q of the Company filed on August 22, 2008.
†10.41	Confidentiality, Non-solicitation of Associates and Non-competition Agreement, dated June 9, 2008, between the Company and Adrienne Lazarus. Incorporated by reference to Exhibit 10.4 to the Form 10-Q of the Company filed on August 22, 2008.
†10.42	Letter Agreement, executed October 23, 2008, between the Company and Adrienne Lazarus. Incorporated by reference to Exhibit 10.3 to the Form 10-Q of the Company filed on November 21, 2008.
†10.43	Separation Agreement, dated as of August 16, 2007, between AnnTaylor, Inc. and James Smith. Incorporated by reference to Exhibit 10.1 to the Form 8-Kof the Company filed on August 16, 2007.
21	Subsidiaries of the Company. Incorporated by reference to Exhibit 21 to the Form 10-K of the Company filed on April 1, 2003.
*23	Consent of Independent Registered Public Accounting Firm.
*31.1	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification of chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*32.1	Certification of chief executive officer and chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed electronically herewith.

† Management contract or compensatory plan or arrangement.

BOARD OF DIRECTORS

RONALD W. HOVSEPIAN (1)(2)(3)
Non-Executive Chairman of the Board,
AnnTaylor Stores Corporation
President and Chief Executive Officer,
Novell, Inc.

KAY KRILL
President and Chief Executive Officer,
AnnTaylor Stores Corporation

JAMES J. BURKE, JR. (1)(3)
Partner,
Stonington Partners, Inc.

MICHELLE GASS (2)
Executive Vice President, Marketing and Category,
Starbucks Coffee Company

DALE W. HILPERT (2)
Former Chairman, President and
Chief Executive Officer,
Footstar, Inc.

LINDA A. HUETT (3)
Retired President and
Chief Executive Officer,
Weight Watchers International, Inc.

MICHAEL W. TRAPP (1)
Retired Partner,
Ernst & Young LLP

DANIEL W. YIH (1)
Chief Operating Officer,
Starwood Capital Group

(1) AUDIT COMMITTEE
(2) COMPENSATION COMMITTEE
(3) NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

ANN TAYLOR EXECUTIVES

KAY KRILL*
President and Chief Executive Officer

CHRISTINE BEAUCHAMP*
President, Ann Taylor Stores

GARY MUTO*
President, LOFT

BRIAN LYNCH*
President, Corporate Operations

BARBARA EISENBERG*
Executive Vice President,
General Counsel and
Corporate Secretary

MICHAEL NICHOLSON*
Executive Vice President,
Chief Financial Officer and
Treasurer

MARK MORRISON
Executive Vice President,
Human Resources

PAULA ZUSI
Executive Vice President,
Chief Supply Chain Officer

MICHAEL KINGSTON
Senior Vice President,
Chief Information Officer

MARIA SCEPPAGUERCIO
Senior Vice President,
Finance and Corporate
Communications

*ANNTAYLOR STORES CORPORATION EXECUTIVE OFFICER

SHAREHOLDER INFORMATION

CORPORATE OFFICES

7 Times Square, New York, NY 10036
1.800.677.6788 or 212.541.3300

ANNUAL MEETING

The 2009 Annual Meeting of Stockholders will be held at 8:00 A.M. local time on Wednesday, May 13, 2009 at Ann Taylor's corporate offices at 7 Times Square, New York, NY 10036.

A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 31, 2009 IS AVAILABLE FREE OF CHARGE ON OUR WEB SITE AT HTTP://INVESTOR.ANNTAYLOR.COM, UPON WRITTEN REQUEST TO THE INVESTOR RELATIONS DEPARTMENT AT OUR CORPORATE OFFICES, OR BY CALLING 1.800.934.6668, EXT. 9595.

INFORMATION UPDATES

Information about Ann Taylor, including recent filings with the Securities and Exchange Commission and quarterly results, is available on our web site at http://investor.anntaylor.com.

STOCK EXCHANGE LISTING

The common stock of AnnTaylor Stores Corporation is listed for trading on the New York Stock Exchange (Trading Symbol: ANN).

REGISTRAR AND TRANSFER AGENT

Questions about shares registered in your name, change of name or address, lost stock certificates and related matters should be directed to our Registrar and Transfer Agent:

Ann Taylor
c/o BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
1.800.851.9677
www.bnymellon.com/shareowner/isd

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
New York, NY
www.deloitte.com

CERTIFICATIONS

The certifications by our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits to our Form 10-K for the fiscal year ended January 31, 2009. In addition, we have submitted to the New York Stock Exchange the annual certification of our Chief Executive Officer regarding the Company's compliance with the NYSE corporate governance listing standards.

COME VISIT US ONLINE

To get additional information, see a list of store locations, review the current collections and purchase merchandise, visit www.anntaylor.com, www.anntaylorLOFT.com, and www.anntaylorstorescorp.com.


ANN
CARES
ABOUT OUR PLANET

IN SUPPORT OF OUR COMPANY'S GREEN INITIATIVE, "ANN CARES ABOUT OUR PLANET", THE COVER AND EDITORIAL SECTIONS ARE PRINTED ON ELEMENTAL CHLORINE-FREE (ECF) VIRGIN FIBER PAPER. THIS PAPER IS MADE CARBON NEUTRAL WITHIN THE MANUFACTURER'S PRODUCTION PROCESSES BY OFFSETTING THERMAL MANUFACTURING EMISSIONS WITH VERs, AND BY PURCHASING ENOUGH CERTIFIED RENEWABLE ENERGY CERTIFICATES (RECs) TO MATCH 100% OF THE ELECTRICITY USED IN THEIR OPERATIONS. IN ADDITION, THE FINANCIALS ARE PRINTED ON RECYCLED PAPER THAT CONTAINS 10% POST-CONSUMER (PCW) FIBER. ALL PAPER USED IN THIS REPORT IS CERTIFIED FOR FSC STANDARDS, WHICH PROMOTE ENVIRONMENTALLY APPROPRIATE, SOCIALLY BENEFICIAL AND ECONOMICALLY VIABLE MANAGEMENT OF THE WORLD'S FORESTS.


FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
Cert no. BV-COC-080903
www.fsc.org
© 1996 Forest Stewardship Council

MOHAWK  